As filed with the Securities and Exchange Commission on March 28, 2008
Registration No. 333-126246

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 3
to Form S-3 on
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

LEAP WIRELESS INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	4812	33-0811062
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10307 Pacific Center Court
San Diego, CA 92121
(858) 882-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

S. Douglas Hutcheson
Chief Executive Officer
Leap Wireless International, Inc.
10307 Pacific Center Court
San Diego, CA 92121
(858) 882-6000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies To:

Barry M. Clarkson, Esq.
Ann C. Buckingham, Esq.
Latham & Watkins LLP
12636 High Bluff Drive, Suite 400
San Diego, CA 92130
(858) 523-5400

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by a check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state.

SUBJECT TO COMPLETION, DATED MARCH 28, 2008

PROSPECTUS

11,755,806 Shares

LEAP WIRELESS INTERNATIONAL, INC.

Common Stock

This prospectus relates to up to 11,755,806 shares of our common stock, par value $0.0001 per share, which may be offered for sale from time to time by the selling stockholders named in this prospectus. The shares of common stock may be sold at fixed prices, prevailing market prices at the times of sale, prices related to the prevailing market prices, varying prices determined at the times of sale or negotiated prices. The shares of common stock offered by this prospectus and any prospectus supplement may be offered by the selling stockholders directly to investors or to or through underwriters, dealers or other agents. We will not receive any of the proceeds from the sale of the shares of common stock sold by the selling stockholders. We will bear all expenses of the offering of common stock, except that the selling stockholders will pay any applicable underwriting fees, discounts or commissions and transfer taxes.

Leap common stock is listed for trading on the Nasdaq Global Select Market, under the symbol “LEAP.” On March 27, 2008, the last reported sale price of Leap common stock on the Nasdaq Global Select Market was $48.53 per share.

Investing in Leap common stock involves risks.  See “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2008

ABOUT THIS PROSPECTUS

This prospectus is part of a resale Registration Statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf ” registration process. The selling stockholders may offer and sell, from time to time, an aggregate of up to 11,755,806 shares of Leap common stock under the prospectus. In some cases, the selling stockholders will also be required to provide a prospectus supplement containing specific information about the selling stockholders and the terms on which they are offering and selling Leap common stock. We may also add, update or change in a prospectus supplement any information contained in this prospectus. You should read this prospectus and any accompanying prospectus supplement, as well as any post-effective amendments to the Registration Statement of which this prospectus is a part and all documents incorporated by reference herein, together with the additional information described under “Where You Can Find More Information” before you make any investment decision.

You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus or additional information. We are offering to sell, and seeking offers to buy, shares of Leap common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of Leap common stock.

MARKET AND INDUSTRY DATA

This prospectus includes market and industry data and other statistical information, which are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data are also based on our internal estimates, which are derived from our review of internal surveys as well as independent sources. We have not independently verified this information, or any of the data or analyses underlying such information, and cannot assure you of its accuracy and completeness in any respect. As a result, you should be aware that market and industry data set forth herein, and estimates and beliefs based on such data, may not be reliable. Unless otherwise specified, information relating to population and potential customers, or POPs, is based on 2008 population estimates provided by Claritas Inc.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained and incorporated by reference herein, this prospectus and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements reflect management’s current forecast of certain aspects of our future. You can identify most forward-looking statements by forward-looking words such as “believe,” “think,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” and similar expressions in this prospectus and the documents incorporated by reference herein. Such statements are based on currently available operating, financial and competitive information and are subject to various risks, uncertainties and assumptions that could cause actual results to differ materially from those anticipated or implied in our forward-looking statements. Such risks, uncertainties and assumptions include, among other things:

•	our ability to attract and retain customers in an extremely competitive marketplace;

•	changes in economic conditions, including interest rates, consumer credit conditions, unemployment and other macro-economic factors that could adversely affect the demand for the services we provide;

•	the impact of competitors’ initiatives;

•	our ability to successfully implement product offerings and execute effectively on our planned coverage expansion, launches of markets we acquired in the Federal Communications Commission’s, or FCC’s, auction for Advanced Wireless Services, or Auction #66, market trials and introductions of higher-speed data services and other strategic activities;

•	our ability to obtain roaming services from other carriers at cost-effective rates;

•	delays in our market expansion plans, including delays resulting from any difficulties in funding such expansion through our existing cash, cash generated from operations or additional capital, delays in the availability of handsets for the Advanced Wireless Services, or AWS, spectrum we acquired in Auction #66, or delays by existing U.S. government and other private sector wireless operations in clearing the AWS spectrum, some of which users are permitted to continue using the spectrum for several years;

•	our ability to attract, motivate and retain an experienced workforce;

•	our ability to comply with the covenants in our senior secured credit facilities, indenture and any future credit agreement, indenture or similar instrument;

•	failure of network or information technology systems to perform according to expectations; and

•	other factors detailed in the section entitled “Risk Factors” commencing on page 5 of this prospectus.

All future written and oral forward-looking statements attributable to us or any persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this section or elsewhere in this prospectus. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus and the documents incorporated by reference herein may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. Accordingly, users of this prospectus are cautioned not to place undue reliance on the forward-looking statements.

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PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and does not contain all the information that you should consider before buying shares in this offering. You should read the entire prospectus carefully, including all documents incorporated by reference herein, especially “Risk Factors” included herein and the financial statements and notes included in our Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on February 29, 2008, before deciding to invest in shares of Leap common stock. As used in this prospectus, the terms “we,” “our,” “ours” and “us” refer to Leap Wireless International, Inc., a Delaware corporation, or Leap, and its wholly owned subsidiaries, unless the context suggests otherwise. Leap is a holding company and conducts operations only through its wholly owned subsidiary Cricket Communications, Inc., or Cricket, and Cricket’s subsidiaries.

Overview of Our Business

We are a wireless communications carrier that offers digital wireless service in the U.S. under the “Cricket®” brand. Our Cricket service offers customers unlimited wireless service for a flat monthly rate without requiring a fixed-term contract or credit check. Cricket service is offered by Cricket, a wholly owned subsidiary of Leap, and is also offered in Oregon by LCW Wireless Operations, LLC, or LCW Operations, a designated entity under FCC regulations. Cricket owns an indirect 73.3% non-controlling interest in LCW Operations through a 73.3% non-controlling interest in LCW Wireless, LLC, or LCW Wireless. Cricket also owns an 82.5% non-controlling interest in Denali Spectrum, LLC, or Denali, which purchased a wireless license in Auction #66 covering the upper mid-west portion of the U.S. as a designated entity through its wholly owned subsidiary, Denali Spectrum License, LLC, or Denali License. We consolidate our interests in LCW Wireless and Denali in accordance with Financial Accounting Standards Board Interpretation No., or FIN, 46(R), “Consolidation of Variable Interest Entities,” because these entities are variable interest entities and we will absorb a majority of their expected losses.

At December 31, 2007, Cricket service was offered in 23 states and had approximately 2.9 million customers. As of December 31, 2007, we, LCW Wireless License, LLC, or LCW License (a wholly owned subsidiary of LCW Operations), and Denali License owned wireless licenses covering an aggregate of 186.5 million POPs (adjusted to eliminate duplication from overlapping licenses). The combined network footprint in our operating markets covered approximately 54 million POPs at the end of 2007, which includes new markets launched in 2007 and incremental POPs attributed to ongoing footprint expansion. The licenses we and Denali License purchased in Auction #66, together with the existing licenses we own, provide 20 MHz of coverage and the opportunity to offer enhanced data services in almost all markets in which we currently operate or are building out, assuming Denali License were to make available to us certain of its spectrum.

In addition to the approximately 54 million POPs we covered at the end of 2007 with our combined network footprint, we estimate that we and Denali License hold licenses in markets that cover up to approximately 85 million additional POPs that are suitable for Cricket service, and we and Denali License have already begun the build-out of some of our Auction #66 markets. We and Denali License expect to cover up to an additional 12 to 28 million POPs by the end of 2008, bringing total covered POPs to between 66 and 82 million by the end of 2008. We and Denali License may also develop some of the licenses covering these additional POPs through partnerships with others.

The AWS spectrum that was auctioned in Auction #66 currently is used by U.S. federal government and/or incumbent commercial licensees. Several federal government agencies have cleared or announced plans to promptly clear spectrum covered by licenses we and Denali License purchased in Auction #66. Other agencies, however, have not yet finalized plans to relocate their use to alternative spectrum. If these agencies do not relocate to alternative spectrum within the next several months, their continued use of the spectrum covered by licenses we and Denali License purchased in Auction #66 could delay the launch of certain markets.

We believe that our business model is scalable and can be expanded successfully into adjacent and new markets because we offer a differentiated service and an attractive value proposition to our customers at costs significantly lower than most of our competitors. We continue to seek additional opportunities to enhance our current market clusters and expand into new geographic markets by participating in FCC spectrum auctions, by acquiring spectrum and related assets from third parties, and/or by participating in new partnerships or joint ventures. We also expect to continue to look for opportunities to optimize the value of our spectrum portfolio. Because some of the licenses that we and Denali License hold include large regional areas covering both rural and metropolitan communities, we and Denali License may sell some of this spectrum and pursue the deployment of alternative products or services in portions of this spectrum.

We expect that we will continue to build out and launch new markets and pursue other strategic expansion activities for the next several years. We intend to be disciplined as we pursue these expansion efforts and to remain focused on our position as a low-cost leader in wireless telecommunications. We expect to achieve increased revenues and incur higher operating expenses as our existing business grows and as we build out and after we launch service in new markets. Large-scale construction projects for the build-out of our new markets will require significant capital expenditures and may suffer cost overruns. Any such significant capital expenditures or increased operating expenses would decrease earnings, operating income before depreciation and amortization, or OIBDA, and free cash flow for the periods in which we incur such costs. However, we are willing to incur such expenditures because we expect our expansion activities will be beneficial to our business and create additional value for our stockholders.

We believe that our business model is different from most other wireless companies. Our services primarily target market segments underserved by traditional communications companies: our customers tend to be younger, have lower incomes and include a greater percentage of ethnic minorities. We have designed the Cricket service to appeal to customers who value unlimited mobile calling with a predictable monthly bill and who make the majority of their calls from within Cricket service areas. Our internal customer surveys indicate that approximately 65% of our customers use our service as their sole phone service and approximately 90% as their primary phone service. For the year ended December 31, 2007, our customers used our Cricket service for an average of approximately 1,450 minutes per month, which we believe was substantially above the U.S. wireless national carrier customer average.

The majority of wireless customers in the U.S. subscribe to post-pay services that may require credit approval and a contractual commitment from the subscriber for a period of at least one year, and include overage charges for call volumes in excess of a specified maximum. According to International Data Corporation, U.S. wireless penetration was approximately 80% at December 31, 2007. We believe that a large portion of the remaining growth potential in the U.S. wireless market consists of customers who are price-sensitive, who have lower credit scores or who prefer not to enter into fixed-term contracts. We believe our services appeal strongly to these customer segments. We believe that we are able to serve these customers and generate significant OIBDA because of our high-quality network and low customer acquisition and operating costs.

Our Business Strategy

Our business strategy is to (1) target market segments underserved by traditional communications companies, (2) continue to develop and evolve our product and service offerings, (3) build our brand awareness and improve the productivity of our distribution system, (4) maintain an industry-leading cost structure, (5) continue to expand our network coverage and capacity in our existing markets and (6) continue to develop and enhance our current market clusters and expand into new geographic markets.

Corporate Information

Leap was formed as a Delaware corporation in 1998. Leap’s shares began trading publicly in September 1998 and we launched our innovative Cricket service in March 1999. In April 2003, we filed voluntary petitions for relief under Chapter 11 in federal bankruptcy court. On August 16, 2004, our plan of reorganization became effective and we emerged from Chapter 11 bankruptcy. On that date, a new board of directors of Leap was appointed, Leap’s previously existing stock, options and warrants were cancelled, and Leap issued 60 million shares of new Leap common stock for distribution to two classes of creditors. See “Part I — Item 1. Business — Chapter 11 Proceedings Under the Bankruptcy Code” in our Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on February 29, 2008 for additional information. On June 29, 2005, Leap’s common stock became listed for trading on the NASDAQ National Market (now known as the NASDAQ Global Market) under the symbol “LEAP.” Effective July 1, 2006, Leap’s common stock became listed for trading on the NASDAQ Global

Select Market, also under the symbol “LEAP.” Leap conducts operations through its subsidiaries and has no independent operations or sources of operating revenue other than through dividends, if any, from its subsidiaries.

Our principal executive offices are located at 10307 Pacific Center Court, San Diego, California 92121 and our telephone number at that address is (858) 882-6000. Our principal websites are located at www.leapwireless.com, www.mycricket.com and www.jumpmobile.com. The information contained in, or that can be accessed through, our websites is not part of this prospectus.

Leap is a U.S. registered trademark of Leap, and a trademark application for the Leap logo is pending. Cricket, Jump, the Cricket “K” and Flex Bucket are U.S. registered trademarks of Cricket. In addition, the following are trademarks or service marks of Cricket: BridgePay, Cricket By Week, Cricket Choice, Cricket Connect and Cricket Nation.

The Offering

Common stock offered by the selling stockholders	11,755,806 shares

Common stock outstanding before the offering	68,914,775 shares

Common stock outstanding after the offering	68,914,775 shares

Use of proceeds	We will not receive any proceeds from this offering.

Registration rights	We have agreed to use all reasonable efforts to keep the shelf Registration Statement, of which this prospectus forms a part, effective and current until the date that all of the shares of common stock covered by this prospectus may be freely traded without the effectiveness of such Registration Statement.

Trading	Our common stock is listed for trading on the Nasdaq Global Select Market under the symbol “LEAP.”

Risk factors	See “Risk Factors” and the other information contained and incorporated by reference in this prospectus for a discussion of the factors you should carefully consider before deciding to invest in Leap common stock.

The outstanding share information shown above is based on our shares outstanding as of March 5, 2008, and this information excludes:

•	600,000 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $16.83;

•	3,464,623 shares of common stock reserved for issuance upon the exercise of outstanding stock options at a weighted average exercise price of $30.25;

•	732,439 shares of common stock available for future issuance under our Employee Stock Purchase Plan;

•	an aggregate of 2,442,418 shares of common stock available for future issuance under our 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan; and

•	shares reserved for potential issuance to CSM Wireless, LLC, or CSM. Leap has reserved five percent of its outstanding common stock, which was 3,445,739 shares as of March 5, 2008, for potential issuance to CSM upon the exercise of CSM’s option to put its entire equity interest in LCW Wireless to Cricket. Subject to certain conditions and restrictions in our senior secured credit agreement, or Credit Agreement, we will be obligated to satisfy the put price in cash or in shares of Leap common stock, or a combination of cash and common stock, in our sole discretion. See “Part I — Item 1. Business — Arrangements with LCW Wireless” in our Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on February 29, 2008 for additional information.

RISK FACTORS

You should carefully consider the risk factors set forth below, as well as the other information contained or incorporated by reference in this prospectus, before you decide to buy the common stock offered by this prospectus. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, the market price of Leap common stock could decline, and you may lose all or part of your original investment.

Risks Related to Our Business and Industry

We Have Experienced Net Losses, and We May Not Be Profitable in the Future.

We experienced net losses of $75.9 million for the year ended December 31, 2007, $24.4 million for the year ended December 31, 2006, $6.1 million and $43.1 million (excluding reorganization items, net) for the five months ended December 31, 2004 and the seven months ended July 31, 2004, respectively, $597.4 million for the year ended December 31, 2003 and $664.8 million for the year ended December 31, 2002. Although we had net income of $30.7 million for the year ended December 31, 2005, we may not generate profits in the future on a consistent basis, or at all. Our strategic objectives depend, in part, on our ability to build out and launch networks associated with newly acquired FCC licenses, including the licenses that we and Denali License acquired in Auction #66, and we will experience higher operating expenses as we build out and after we launch our service in these new markets. If we fail to achieve consistent profitability, that failure could have a negative effect on our financial condition.

We May Not Be Successful in Increasing Our Customer Base Which Would Negatively Affect Our Business Plans and Financial Outlook.

Our growth on a quarter-by-quarter basis has varied substantially in the past. We believe that this uneven growth generally reflects seasonal trends in customer activity, promotional activity, competition in the wireless telecommunications market, our pace of new market launches, and varying national economic conditions. Our current business plans assume that we will increase our customer base over time, providing us with increased economies of scale. If we are unable to attract and retain a growing customer base, our current business plans and financial outlook may be harmed.

Our Business Could Be Adversely Affected By General Economic Conditions; If We Experience Low Rates of Customer Acquisition or High Rates of Customer Turnover, Our Ability to Become Profitable Will Decrease.

Our business could be adversely affected in a number of ways by general economic conditions, including interest rates, consumer credit conditions, unemployment and other macro-economic factors. Because we do not require customers to sign fixed-term contracts or pass a credit check, our service is available to a broader customer base than that served by many other wireless providers. As a result, during economic downturns or during periods of high gasoline prices, we may have greater difficulty in gaining new customers within this base for our services and some of our existing customers may be more likely to terminate service due to an inability to pay than the average industry customer. Recent disruptions in the sub-prime mortgage market may also affect our ability to gain new customers or the ability of our existing customers to pay for their service. In addition, our rate of customer acquisition and turnover may be affected by other factors, including the size of our calling areas, network performance and reliability issues, our handset or service offerings (including the ability of customers to cost-effectively roam onto other wireless networks), customer care concerns, phone number portability, higher deactivation rates among less-tenured customers we gained as a result of our new market launches, and other competitive factors. We have also experienced an increasing trend of current customers upgrading their handset by buying a new phone, activating a new line of service, and letting their existing service lapse, which trend has resulted in a higher churn rate as these customers are counted as having disconnected service but have actually been retained. Our strategies to acquire new customers and address customer turnover may not be successful. A high rate of customer turnover or low rate of new customer acquisition would reduce revenues and increase the total marketing expenditures required to attract the minimum number of customers required to sustain our business plan which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

We Have Made Significant Investment, and Will Continue to Invest, in Joint Ventures That We Do Not Control.

In July 2006, we acquired a 72% non-controlling interest in LCW Wireless, which was awarded a wireless license for the Portland, Oregon market in Auction #58 and to which we contributed, among other things, two wireless licenses in Eugene and Salem, Oregon and related operating assets. In December 2006, we completed the replacement of certain network equipment of a subsidiary of LCW Wireless and, as a result, we now own a 73.3% non-controlling membership interest in LCW Wireless. In July 2006, we acquired an 82.5% non-controlling interest in Denali, an entity which participated in Auction #66. LCW Wireless and Denali acquired their wireless licenses as “very small business” designated entities under FCC regulations. Our participation in these joint ventures is structured as a non-controlling interest in order to comply with FCC rules and regulations. We have agreements with our joint venture partners in LCW Wireless and Denali, and we plan to have similar agreements in connection with any future designated entity joint venture arrangements we may enter into, which are intended to allow us to actively participate to a limited extent in the development of the business through the joint venture. However, these agreements do not provide us with control over the business strategy, financial goals, build-out plans or other operational aspects of any such joint venture. The FCC’s rules restrict our ability to acquire controlling interests in such entities during the period that such entities must maintain their eligibility as a designated entity, as defined by the FCC. The entities or persons that control the joint ventures may have interests and goals that are inconsistent or different from ours which could result in the joint venture taking actions that negatively impact our business or financial condition. In addition, if any of the other members of a joint venture files for bankruptcy or otherwise fails to perform its obligations or does not manage the joint venture effectively, we may lose our equity investment in, and any present or future opportunity to acquire the assets (including wireless licenses) of, such entity.

The FCC recently implemented rule changes aimed at addressing alleged abuses of its designated entity program, affirmed these changes on reconsideration and sought comment on further rule changes. In that proceeding, the FCC re-affirmed its goals of ensuring that only legitimate small businesses reap the benefits of the program, and that such small businesses are not controlled or manipulated by larger wireless carriers or other investors that do not meet the small business qualification tests. While we do not believe that the FCC’s recent rule changes materially affect our current joint ventures with LCW Wireless and Denali, the scope and applicability of these rule changes to such current designated entity structures remain in flux, and parties have already sought further reconsideration or judicial review of these rule changes. In addition, we cannot predict how further rule changes or increased regulatory scrutiny by the FCC flowing from this proceeding will affect our current or future business ventures with designated entities or our participation with such entities in future FCC spectrum auctions.

We Face Increasing Competition Which Could Have a Material Adverse Effect on Demand for the Cricket Service.

The telecommunications industry is very competitive. In general, we compete with national facilities-based wireless providers and their prepaid affiliates or brands, local and regional carriers, non-facilities-based mobile virtual network operators, or MVNOs, voice over internet protocol, or VoIP, service providers and traditional landline service providers.

Many of these competitors often have greater name and brand recognition, access to greater amounts of capital and established relationships with a larger base of current and potential customers. Because of their size and bargaining power, our larger competitors may be able to purchase equipment, supplies and services at lower prices than we can. Prior to the launch of a large market in 2006, disruptions by a competitor interfered with our indirect dealer relationships, reducing the number of dealers offering Cricket service during the initial weeks of launch. In addition, some of our competitors are able to offer their customers roaming services at lower rates. As consolidation in the industry creates even larger competitors, any purchasing advantages our competitors have, as well as their bargaining power as wholesale providers of roaming services, may increase. For example, in connection with the offering of our nationwide roaming service, we have encountered problems with certain large wireless carriers in negotiating terms for roaming arrangements that we believe are reasonable, and we believe that consolidation has contributed significantly to such carriers’ control over the terms and conditions of wholesale roaming services.

These competitors may also offer potential customers more features and options in their service plans than those currently provided by Cricket, as well as new technologies and/or alternative delivery plans.

Some of our competitors offer rate plans substantially similar to Cricket’s service plans or products that customers may perceive to be similar to Cricket’s service plans in markets in which we offer wireless service. For example, AT&T, Sprint Nextel, T-Mobile and Verizon Wireless have each recently announced flat-rate unlimited service offerings. In addition, Sprint Nextel offers a flat-rate unlimited service offering under its Boost Unlimited brand, which is very similar to the Cricket service. Sprint Nextel has expanded and may further expand its Boost Unlimited service offering into certain markets in which we provide service and could further expand service into other markets in which we provide service or in which we plan to expand, and this service offering may present additional strong competition in markets in which our offerings overlap. The competitive pressures of the wireless telecommunications market have also caused other carriers to offer service plans with unlimited service offerings or large bundles of minutes of use at low prices, which are competing with the predictable and unlimited Cricket calling plans. Some competitors also offer prepaid wireless plans that are being advertised heavily to demographic segments in our current markets and in markets in which we may expand that are strongly represented in Cricket’s customer base. For example, T-Mobile has introduced a FlexPay plan which permits customers to pay in advance for its post-pay plans and avoid overage charges, and an internet-based service upgrade which permits wireless customers to make unlimited local and long-distance calls from their home phone in place of a traditional landline phone service. These competitive offerings could adversely affect our ability to maintain our pricing and increase or maintain our market penetration and may have a material adverse effect on our financial results.

We may also face additional competition from new entrants in the wireless marketplace, many of whom may have significantly more resources than we do. The FCC is pursuing policies designed to increase the number of wireless licenses and spectrum available for the provision of wireless voice and data services in each of our markets. For example, the FCC has adopted rules that allow the partitioning, disaggregation or leasing of PCS and other wireless licenses, and continues to allocate and auction additional spectrum that can be used for wireless services, which may increase the number of our competitors. The FCC has also in recent years allowed satellite operators to free up portions of their spectrum for ancillary terrestrial use, and recently permitted the offering of broadband services over power lines. In addition, the auction and licensing of new spectrum, including the 700 MHz band licenses recently auctioned by the FCC, may result in new competitors and/or allow existing competitors to acquire additional spectrum, which could allow them to offer services that we may not technologically or cost effectively be able to offer with the licenses we hold or to which we have access.

Our ability to remain competitive will depend, in part, on our ability to anticipate and respond to various competitive factors and to keep our costs low.

Recent Disruptions in the Financial Markets Could Affect Our Ability to Obtain Debt or Equity Financing On Reasonable Terms (or At All), and Have Other Adverse Effects On Us.

We may wish to raise significant capital to finance business expansion activities and our ability to raise debt or equity capital in the public or private markets could be impaired by various factors. For example, U.S. credit markets have recently experienced significant dislocations and liquidity disruptions which have caused the spreads on prospective debt financings to widen considerably. These circumstances have materially impacted liquidity in the debt markets, making financing terms for borrowers less attractive, and in certain cases have resulted in the unavailability of certain types of debt financing. Continued uncertainty in the credit markets may negatively impact our ability to access additional debt financing or to refinance existing indebtedness on favorable terms (or at all). These events in the credit markets have also had an adverse effect on other financial markets in the U.S., which may make it more difficult or costly for us to raise capital through the issuance of common stock, preferred stock or other equity securities. If we require additional capital to fund or accelerate the pace of any of our business expansion efforts or other strategic activities and were unable to obtain such capital on terms that we found acceptable or at all, we would likely reduce our investments in expansion activities or slow the pace of expansion activities as necessary to match our capital requirements to our available liquidity. Any of these risks could impair our ability to fund our operations or limit our ability to expand our business, which could have a material adverse effect on our financial results. In addition, we maintain investments in commercial paper and other short-term investments, and any volatility or uncertainty in the financial markets could result in losses from a decline in the value of those investments.

We May Be Unable to Obtain the Roaming Services We Need From Other Carriers to Remain Competitive.

We believe that our customers prefer that we offer roaming services that allow them to make calls automatically when they are outside of their Cricket service area. Many of our competitors have regional or national networks which enable them to offer automatic roaming services to their subscribers at a lower cost than we can offer. We do not have a national network, and we must pay fees to other carriers who provide roaming services to us. We currently have roaming agreements with several other carriers which allow our customers to roam on those carriers’ networks. However, these roaming agreements generally cover voice but not data services and some of these agreements may be terminated on relatively short notice. In addition, we believe that the rates charged to us by some of these carriers are higher than the rates they charge to certain other roaming partners.

The FCC recently adopted a report and order clarifying that commercial mobile radio service providers are required to provide automatic roaming for voice services on just, reasonable and non-discriminatory terms. The FCC order, however, does not address roaming for data services nor does it provide or mandate any specific mechanism for determining the reasonableness of roaming rates for voice services, and so our ability to obtain roaming services from other carriers at attractive rates remains uncertain. In addition, the FCC order indicates that a host carrier is not required to provide roaming services to another carrier in areas in which that other carrier holds wireless licenses or usage rights that could be used to provide wireless services. Because we and Denali License hold a significant number of spectrum licenses for markets in which service has not yet been launched, we believe that this “in-market” roaming restriction could significantly and adversely affect our ability to receive roaming services in areas where we hold licenses. We and other wireless carriers have filed a petition with the FCC, asking that it reconsider this in-market exception to its roaming order. However, we can provide no assurances as to whether the FCC will reconsider this exception or the timeframe in which it might do so.

In light of the current FCC order, we cannot provide assurances that we will be able to continue to provide roaming services for our customers across the nation or that we will be able to provide such services on a cost-effective basis. We may be unable to enter into or maintain roaming arrangements for voice services at reasonable rates, including in areas in which we hold wireless licenses or have usage rights but have not yet constructed wireless facilities, and we may be unable to secure roaming arrangements for our data services. Our inability to obtain these roaming services on a cost-effective basis may limit our ability to compete effectively for wireless customers, which may increase our churn and decrease our revenues, which could materially adversely affect our business, financial condition and results of operations.

We Have Restated Our Prior Consolidated Financial Statements, Which Has Led to Additional Risks and Uncertainties, Including Shareholder Litigation.

As discussed in Note 2 to our consolidated financial statements included in “Part II — Item 8. Financial Statements and Supplementary Data” of our Annual Report on Form 10-K, as amended, for the year ended December 31, 2006 filed with the SEC on December 26, 2007, we have restated our consolidated financial statements as of and for the years ended December 31, 2006 and 2005 (including interim periods therein), for the period from August 1, 2004 to December 31, 2004, and for the period from January 1, 2004 to July 31, 2004. In addition, we have restated our condensed consolidated financial statements as of and for the quarterly periods ended June 30, 2007 and March 31, 2007. The determination to restate these consolidated financial statements and quarterly condensed consolidated financial statements was made by Leap’s Audit Committee upon management’s recommendation following the identification of errors related to (i) the timing of recognition of certain service revenues prior to or subsequent to the period in which they were earned, (ii) the recognition of service revenues for certain customers that voluntarily disconnected service, (iii) the classification of certain components of service revenues, equipment revenues and operating expenses and (iv) the determination of a tax valuation allowance during the second quarter of 2007.

As a result of these events, we have become subject to a number of additional risks and uncertainties, including substantial unanticipated costs for accounting and legal fees in connection with or related to the restatement. In particular, three shareholder derivative actions have been filed, and we have also recently been named in a number of alleged securities class action lawsuits. The plaintiffs in these lawsuits may make additional claims, expand existing claims and/or expand the time periods covered by the complaints. Other plaintiffs may bring additional actions with other claims based on the restatement. We may incur substantial defense costs with respect to these claims, regardless of their outcome. Likewise, these claims might cause a diversion of our management’s time and attention. If we do not prevail in any such actions, we could be required to pay substantial damages or settlement costs.

Our Business and Stock Price May Be Adversely Affected if Our Internal Controls Are Not Effective.

Section 404 of the Sarbanes-Oxley Act of 2002 requires companies to conduct a comprehensive evaluation of their internal control over financial reporting. To comply with this statute, we are required to document and test our internal control over financial reporting; our management is required to assess and issue a report concerning our internal control over financial reporting; and our independent registered public accounting firm is required to report on the effectiveness of our internal control over financial reporting.

As described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Controls and Procedures” of this prospectus, our chief executive officer, or CEO, and chief financial officer, or CFO, concluded that our disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2007. Currently, our CEO, S. Douglas Hutcheson, is also serving as acting CFO. The material weakness we have identified in our internal control over financial reporting related to the design of controls over the preparation and review of the account reconciliations and analysis of revenues, cost of revenue and deferred revenues, and ineffective testing of changes made to our revenue and billing systems in connection with the introduction or modification of service offerings.

We have taken and are taking actions to remediate this material weakness. In addition, management has developed and presented to the Audit Committee a plan and timetable for the implementation of remediation measures (to the extent not already implemented), and the committee intends to monitor such implementation. We believe that these actions will remediate the control deficiencies we have identified and strengthen our internal control over financial reporting.

We previously reported that certain material weaknesses in our internal control over financial reporting existed at various times during the period from September 30, 2004 through September 30, 2007. These material weaknesses included excessive turnover and inadequate staffing levels in our accounting, financial reporting and tax departments, weaknesses in the preparation of our income tax provision, and weaknesses in our application of lease-related accounting principles, fresh-start reporting oversight, and account reconciliation procedures.

Although we believe we are taking appropriate actions to remediate the control deficiencies we have identified and to strengthen our internal control over financial reporting, we cannot assure you that we will not discover other material weaknesses in the future. The existence of one or more material weaknesses could result in errors in our financial statements, and substantial costs and resources may be required to rectify these or other internal control deficiencies. If we cannot produce reliable financial reports, investors could lose confidence in our reported financial information, the market price of Leap’s common stock could decline significantly, we may be unable to obtain additional financing to operate and expand our business, and our business and financial condition could be harmed.

Our Primary Business Strategy May Not Succeed in the Long Term.

A major element of our business strategy is to offer consumers service plans that allow unlimited calls from within a Cricket calling area for a flat monthly rate without entering into a fixed-term contract or passing a credit check. However, unlike national wireless carriers, we do not currently provide ubiquitous coverage across the U.S. or all major metropolitan centers, and instead have a smaller network footprint covering only the principal population centers of our various markets. This strategy may not prove to be successful in the long term. Some companies that have offered this type of service in the past have been unsuccessful. From time to time, we also evaluate our service offerings and the demands of our target customers and may modify, change, adjust or discontinue our service offerings or offer new services. We cannot assure you that these service offerings will be successful or prove to be profitable.

We Expect to Incur Substantial Costs in Connection With the Build-Out of Our New Markets, and Any Delays or Cost Increases in the Build-Out of Our New Markets Could Adversely Affect Our Business.

Our ability to achieve our strategic objectives will depend in part on the successful, timely and cost-effective build-out of the networks associated with newly acquired FCC licenses, including the licenses that we and Denali License acquired in Auction #66 and any licenses that we may acquire from third parties. Large-scale construction projects for the build-out of our new markets will require significant capital expenditures and may suffer cost overruns. In addition, we expect to incur higher operating expenses as our existing business grows and as we build out and after we launch service in new markets. Any such significant capital expenditures or increased operating expenses, including in connection with the build-out and launch of markets for the licenses that we and Denali License acquired in Auction #66, would decrease earnings, OIBDA and free cash flow for the periods in which we incur such costs. If we are unable to fund the build-out of these new markets with our existing cash and our cash generated from operations, we may be required to raise additional equity capital or incur further indebtedness, which we cannot guarantee would be available to us on acceptable terms, or at all. In addition, the build-out of the networks may be delayed or adversely affected by a variety of factors, uncertainties and contingencies, such as natural disasters, difficulties in obtaining zoning permits or other regulatory approvals, our relationships with our joint venture partners, and the timely performance by third parties of their contractual obligations to construct portions of the networks.

The AWS spectrum that was auctioned in Auction #66 currently is used by U.S. federal government and/or incumbent commercial licensees. FCC rules require winning bidders to avoid interfering with these existing users or to clear the incumbent users from the spectrum through specified relocation procedures. We and Denali License considered the estimated cost and time frame required to clear the spectrum which we and Denali License purchased in Auction #66 while placing bids in the auction. However, the actual cost of clearing the spectrum may exceed our estimated costs. Furthermore, delays in the provision of federal funds to relocate government users, or difficulties in negotiating with incumbent commercial licensees, may extend the date by which the auctioned spectrum can be cleared of existing operations, and thus may also delay the date on which we can launch commercial services using such licensed spectrum. In addition, certain existing government operations are using the spectrum for classified purposes. Although the government has agreed to clear that spectrum to allow the holders to utilize their AWS licenses in the affected areas, the government is only providing limited information to spectrum holders about these classified uses which creates additional uncertainty about the time at which such spectrum will be available for commercial use. Several federal government agencies have cleared or announced plans to promptly clear spectrum covered by licenses we and Denali License purchased in Auction #66. Other agencies, however, have not yet finalized plans to relocate their use to alternative spectrum. If these agencies do not relocate to alternative spectrum within the next several months, their continued use of the spectrum covered by licenses we and Denali License purchased in Auction #66 could delay the launch of certain markets, and as a result, could adversely affect our competitive position and results of operations.

Although our vendors have announced their intention to manufacture and supply handsets that operate in the AWS spectrum bands, these handsets are not yet commercially available. If handsets for the AWS spectrum do not become commercially available on a timely basis in the future by our suppliers, our proposed launches of new Auction #66 markets could be delayed, which would negatively impact our earnings and cash flows. Any significant increase in our expected capital expenditures in connection with the build-out and launch of Auction #66 licenses could negatively impact our earnings and free cash flow for those periods in which we incur such capital expenditures.

Any failure to complete the build-out of our new markets on budget or on time could delay the implementation of our clustering and strategic expansion strategies, and could have a material adverse effect on our results of operations and financial condition.

If We Are Unable to Manage Our Planned Growth, Our Operations Could Be Adversely Impacted.

We have experienced substantial growth in a relatively short period of time, and we expect to continue to experience growth in the future in our existing and new markets. The management of such growth will require, among other things, continued development of our financial and management controls and management information systems, stringent control of costs and handset inventories, diligent management of our network infrastructure and its growth, increased spending associated with marketing activities and acquisition of new customers, the ability to attract and retain qualified management personnel and the training of new personnel. In addition, continued growth will eventually require the expansion of our billing, customer care and sales systems and platforms, which will require additional capital expenditures and may divert the time and attention of management personnel who oversee any such expansion. Furthermore, the implementation of any such systems or platforms, including the transition to such systems or platforms from our existing infrastructure, could result in unpredictable technological or other difficulties. Failure to successfully manage our expected growth and development, to enhance our processes and management systems or to timely and adequately resolve any such difficulties could have a material adverse effect on our business, financial condition and results of operations.

Our Significant Indebtedness Could Adversely Affect Our Financial Health and Prevent Us From Fulfilling Our Obligations.

We have now and will continue to have a significant amount of indebtedness. As of December 31, 2007, our total outstanding indebtedness under our Credit Agreement was $886.5 million, and we also had a $200 million undrawn revolving credit facility (which forms part of our senior secured credit facility). Indebtedness under our senior secured credit facility bears interest at a variable rate, but we have entered into interest rate swap agreements with respect to $355 million of our indebtedness. We have also issued $1,100 million in unsecured senior notes due 2014. In addition, looking forward we may raise significant capital to finance business expansion activities, which could consist of debt financing from the public and/or private capital markets.

Our significant indebtedness could have material consequences. For example, it could:

•	make it more difficult for us to satisfy our debt obligations;

•	increase our vulnerability to general adverse economic and industry conditions;

•	impair our ability to obtain additional financing in the future for working capital needs, capital expenditures, building out our network, acquisitions and general corporate purposes;

•	require us to dedicate a substantial portion of our cash flows from operations to the payment of principal and interest on our indebtedness, thereby reducing the availability of our cash flows to fund working capital needs, capital expenditures, acquisitions and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a disadvantage compared to our competitors that have less indebtedness; and

•	expose us to higher interest expense in the event of increases in interest rates because indebtedness under our senior secured credit facility bears interest at a variable rate.

Any of these risks could impair our ability to fund our operations or limit our ability to expand our business, which could have a material adverse effect on our financial results.

Despite Current Indebtedness Levels, We May Incur Substantially More Indebtedness. This Could Further Increase the Risks Associated With Our Leverage.

We may incur significant additional indebtedness in the future over time, as market conditions permit, to enable us to take advantage of business expansion activities. The terms of our senior unsecured indenture permit us, subject to specified limitations, to incur additional indebtedness, including secured indebtedness. In addition, our Credit Agreement permits us to incur additional indebtedness under various financial ratio tests.

If new indebtedness is added to our current levels of indebtedness, the related risks that we now face could intensify. Furthermore, the subsequent build-out of the networks covered by the licenses we acquired in Auction #66 may significantly reduce our free cash flow, increasing the risk that we may not be able to service our indebtedness.

To Service Our Indebtedness and Fund Our Working Capital and Capital Expenditures, We Will Require a Significant Amount of Cash. Our Ability to Generate Cash Depends on Many Factors Beyond Our Control.

Our ability to make payments on our indebtedness will depend upon our future operating performance and on our ability to generate cash flow in the future, which are subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings, including borrowings under our revolving credit facility, will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs, or at all. If the cash flow from our operating activities is insufficient, we may take actions, such as delaying or reducing capital expenditures (including expenditures to build out our newly acquired wireless licenses), attempting to restructure or refinance our indebtedness prior to maturity, selling assets or operations or seeking additional equity capital. Any or all of these actions may be insufficient to allow us to service our debt obligations. Further, we may be unable to take any of these actions on commercially reasonable terms, or at all.

We May Be Unable to Refinance Our Indebtedness.

We may need to refinance all or a portion of our indebtedness before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including under our senior unsecured indenture or our Credit Agreement, on commercially reasonable terms, or at all. There can be no assurance that we will be able to obtain sufficient funds to enable us to repay or refinance our debt obligations on commercially reasonable terms, or at all.

Covenants in Our Indenture and Credit Agreement and Other Credit Agreements or Indentures That We May Enter Into in the Future May Limit Our Ability to Operate Our Business.

Our senior unsecured indenture and Credit Agreement contain covenants that restrict the ability of Leap, Cricket and the subsidiary guarantors to make distributions or other payments to our investors or creditors until we satisfy certain financial tests or other criteria. In addition, the indenture and our Credit Agreement include covenants restricting, among other things, the ability of Leap, Cricket and their restricted subsidiaries to:

•	incur additional indebtedness;

•	create liens or other encumbrances;

•	place limitations on distributions from restricted subsidiaries;

•	pay dividends, make investments, prepay subordinated indebtedness or make other restricted payments;

•	issue or sell capital stock of restricted subsidiaries;

•	issue guarantees;

•	sell or otherwise dispose of all or substantially all of our assets;

•	enter into transactions with affiliates; and

•	make acquisitions or merge or consolidate with another entity.

Under our Credit Agreement, we must also comply with, among other things, financial covenants with respect to a maximum consolidated senior secured leverage ratio and, if a revolving credit loan or uncollateralized letter of credit is outstanding or requested, with respect to a minimum consolidated interest coverage ratio, a maximum consolidated leverage ratio and a minimum consolidated fixed charge coverage ratio. As of December 31, 2007, we had $200 million available for borrowing under our revolving credit facility. If we pursue any business expansion activities at a significant level in 2008 beyond covering up to an additional 12 million POPs, including significant activities to launch additional covered POPs, further expand our existing market footprint or pursue the broader deployment of our higher-speed data service offering, such significant expansion activity could increase our minimum consolidated fixed charge coverage ratio and prevent us from borrowing under the revolving credit facility for several quarters. We do not intend to pursue such significant business expansion activities unless we believe we have sufficient liquidity to support the operating and capital requirements for our business and any such expansion activities without drawing on the revolving facility.

The restrictions in our Credit Agreement could also limit our ability to make borrowings, obtain debt financing, repurchase stock, refinance or pay principal or interest on our outstanding indebtedness, complete acquisitions for cash or debt or react to changes in our operating environment. Any credit agreement or indenture that we may enter into in the future may have similar restrictions.

Our Credit Agreement also prohibits the occurrence of a change of control, which includes the acquisition of beneficial ownership of 35% or more of Leap’s equity securities, a change in a majority of the members of Leap’s board of directors that is not approved by the board and the occurrence of a “change of control” under any of our other credit instruments. Under our indenture, if a “change of control” occurs (which includes the acquisition of beneficial ownership of 35% or more of Leap’s equity securities, a sale of all or substantially all of the assets of Leap and its restricted subsidiaries and a change in a majority of the members of Leap’s board of directors that is not approved by the board), each holder of the notes may require Cricket to repurchase all of such holder’s notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest.

If we default under our indenture or our Credit Agreement because of a covenant breach or otherwise, all outstanding amounts thereunder could become immediately due and payable. Our failure to timely file our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007 constituted a default under our Credit Agreement, and the restatement of certain of our historical consolidated financial information (as described in Note 2 to our consolidated financial statements included in “Part II — Item 8. Financial Statements and Supplementary Data” of our Annual Report on Form 10-K, as amended, for the year ended December 31, 2006 filed with the SEC on December 26, 2007) may have constituted a default under our Credit Agreement. Although we were able to obtain limited waivers under our Credit Agreement with respect to these events, we cannot assure you that we will be able to obtain a waiver in the future should a default occur. We cannot assure you that we would have sufficient funds to repay all of the outstanding amounts under our indenture or our Credit Agreement, and any acceleration of amounts due would have a material adverse effect on our liquidity and financial condition.

Rises in Interest Rates Could Adversely Affect Our Financial Condition.

An increase in prevailing interest rates would have an immediate effect on the interest rates charged on our variable rate debt, which rise and fall upon changes in interest rates. As of December 31, 2007, approximately 28% of our debt was variable rate debt, after considering the effect of our interest rate swap agreements. If prevailing interest rates or other factors result in higher interest rates on our variable rate debt, the increased interest expense would adversely affect our cash flow and our ability to service our debt.

A Majority of Our Assets Consists of Goodwill and Other Intangible Assets.

As of December 31, 2007, 52.7% of our assets consisted of goodwill and other intangibles, including wireless licenses. The value of our assets, and in particular, our intangible assets, will depend on market conditions, the availability of buyers and similar factors. By their nature, our intangible assets may not have a readily ascertainable market value or may not be saleable or, if saleable, there may be substantial delays in their liquidation. For example, prior FCC approval is required in order for us to sell, or for any remedies to be exercised by our lenders with respect to, our wireless licenses, and obtaining such approval could result in significant delays and reduce the proceeds obtained from the sale or other disposition of our wireless licenses.

The Wireless Industry is Experiencing Rapid Technological Change, and We May Lose Customers if We Fail to Keep Up With These Changes.

The wireless communications industry is experiencing significant technological change, as evidenced by the ongoing improvements in the capacity and quality of digital technology, the development and commercial acceptance of wireless data services, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. In the future, competitors may seek to provide competing wireless telecommunications service through the use of developing technologies such as Wi-Fi, WiMax, and VoIP. The cost of implementing or competing against future technological innovations may be prohibitive to us, and we may lose customers if we fail to keep up with these changes.

For example, we have expended a substantial amount of capital to upgrade our network with CDMA2000® 1xEV-DO, or EvDO, technology to offer advanced data services. However, if such upgrades, technologies or services do not become commercially acceptable, our revenues and competitive position could be materially and adversely affected. We cannot assure you that there will be widespread demand for advanced data services or that this demand will develop at a level that will allow us to earn a reasonable return on our investment.

In addition, CDMA2000 infrastructure networks could become less popular in the future, which could raise the cost to us of equipment and handsets that use that technology relative to the cost of handsets and equipment that utilize other technologies.

The Loss of Key Personnel and Difficulty Attracting and Retaining Qualified Personnel Could Harm Our Business.

We believe our success depends heavily on the contributions of our employees and on attracting, motivating and retaining our officers and other management and technical personnel. We do not, however, generally provide employment contracts to our employees. If we are unable to attract and retain the qualified employees that we need, our business may be harmed.

We have experienced higher than normal employee turnover in the past, in part because of our bankruptcy, including turnover of individuals at the most senior management levels. In addition, our business is managed by a small number of key executive officers, including our CEO, S. Douglas Hutcheson. During September 2007, Amin Khalifa resigned as our executive vice president and CFO and the board of directors appointed Mr. Hutcheson to serve as acting CFO until we find a successor to Mr. Khalifa. We may have difficulty attracting and retaining key personnel in future periods, particularly if we were to experience poor operating or financial performance. The loss of key individuals in the future may have a material adverse impact on our ability to effectively manage and operate our business.

Risks Associated With Wireless Handsets Could Pose Product Liability, Health and Safety Risks That Could Adversely Affect Our Business.

We do not manufacture handsets or other equipment sold by us and generally rely on our suppliers to provide us with safe equipment. Our suppliers are required by applicable law to manufacture their handsets to meet certain governmentally imposed safety criteria. However, even if the handsets we sell meet the regulatory safety criteria, we could be held liable with the equipment manufacturers and suppliers for any harm caused by products we sell if such products are later found to have design or manufacturing defects. We generally have indemnification agreements with the manufacturers who supply us with handsets to protect us from direct losses associated with product liability, but we cannot guarantee that we will be fully protected against all losses associated with a product that is found to be defective.

Media reports have suggested that the use of wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Certain class action lawsuits have been filed in the industry claiming damages for alleged health problems arising from the use of wireless handsets. In addition, interest groups have requested that the FCC investigate claims that wireless technologies pose health concerns and cause interference with airbags, hearing aids and other medical devices. The media has also reported incidents of handset battery malfunction, including reports of batteries that have overheated. Malfunctions have caused at least one major handset manufacturer to recall certain batteries used in its handsets, including batteries in a handset sold by Cricket and other wireless providers.

Concerns over radio frequency emissions and defective products may discourage the use of wireless handsets, which could decrease demand for our services. In addition, if one or more Cricket customers were harmed by a defective product provided to us by the manufacturer and subsequently sold in connection with our services, our ability to add and maintain customers for Cricket service could be materially adversely affected by negative public reactions.

There also are some safety risks associated with the use of wireless handsets while driving. Concerns over these safety risks and the effect of any legislation that has been and may be adopted in response to these risks could limit our ability to sell our wireless service.

We Rely Heavily on Third Parties to Provide Specialized Services; a Failure by Such Parties to Provide the Agreed Upon Services Could Materially Adversely Affect Our Business, Results of Operations and Financial Condition.

We depend heavily on suppliers and contractors with specialized expertise in order for us to efficiently operate our business. In the past, our suppliers, contractors and third-party retailers have not always performed at the levels we expect or at the levels required by their contracts. If key suppliers, contractors or third-party retailers fail to comply with their contracts, fail to meet our performance expectations or refuse or are unable to supply us in the future, our business could be severely disrupted. Generally, there are multiple sources for the types of products we purchase. However, some suppliers, including software suppliers, are the exclusive sources of their specific products. Because of the costs and time lags that can be associated with transitioning from one supplier to another, our business could be substantially disrupted if we were required to replace the products or services of one or more major suppliers with products or services from another source, especially if the replacement became necessary on short notice. Any such disruption could have a material adverse affect on our business, results of operations and financial condition.

System Failures Could Result in Higher Churn, Reduced Revenue and Increased Costs, and Could Harm Our Reputation.

Our technical infrastructure (including our network infrastructure and ancillary functions supporting our network such as service activation, billing and customer care) is vulnerable to damage or interruption from technology failures, power loss, floods, windstorms, fires, human error, terrorism, intentional wrongdoing, or similar events. Unanticipated problems at our facilities, system failures, hardware or software failures, computer viruses or hacker attacks could affect the quality of our services and cause network service interruptions. In addition, we are in the process of upgrading some of our internal network systems, and we cannot assure you that we will not experience delays or interruptions while we transition our data and existing systems onto our new systems. Any failure in or interruption of systems that we or third parties maintain to support ancillary functions, such as billing, customer care and financial reporting, could materially impact our ability to timely and accurately record, process and report information important to our business. If any of the above events were to occur, we could experience higher churn, reduced revenues and increased costs, any of which could harm our reputation and have a material adverse effect on our business.

To accommodate expected growth in our business, management has been considering replacing our customer billing and activation system, which we license from a third party. The vendor who licenses the software to us and provides certain billing services to us has a contract with us through 2010. The vendor has developed a new billing product and has introduced that product in a limited number of markets operated by another wireless carrier. The vendor was working to adapt the new billing product for our use, but we are now unlikely to use this product because the vendor has announced that it intends to exit the billing business. The vendor is currently exploring alternative exit strategies, including selling its business to a third party. If the vendor or its successor does not provide us with an improved billing system in the future, we might choose to terminate our contract for convenience and purchase a billing system from a different vendor if we believed it was necessary to do so to meet the requirements of our business. In such an event, we may owe substantial termination fees.

We May Not Be Successful in Protecting and Enforcing Our Intellectual Property Rights.

We rely on a combination of patent, service mark, trademark, and trade secret laws and contractual restrictions to establish and protect our proprietary rights, all of which only offer limited protection. We endeavor to enter into agreements with our employees and contractors and agreements with parties with whom we do business in order to limit access to and disclosure of our proprietary information. Despite our efforts, the steps we have taken to protect our intellectual property may not prevent the misappropriation of our proprietary rights. Moreover, others may independently develop processes and technologies that are competitive to ours. The enforcement of our intellectual property rights may depend on any legal actions that we undertake against such infringers being successful, but we cannot be sure that any such actions will be successful, even when our rights have been infringed.

We cannot assure you that our pending, or any future, patent applications will be granted, that any existing or future patents will not be challenged, invalidated or circumvented, that any existing or future patents will be enforceable, or that the rights granted under any patent that may issue will provide competitive advantages to us. For example, see “ Part I — Item 3. Legal Proceedings — Patent Litigation” of our Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on February 29, 2008 for a description of our patent litigation with MetroPCS Communications, Inc., or MetroPCS, and other affiliated entities. We intend to vigorously defend against the matters brought by the MetroPCS entities. Due to the complex nature of the legal and factual issues involved, however, the outcome of these matters is not presently determinable. If the MetroPCS entities were to prevail in any of these matters, it could have a material adverse effect on our business, financial condition and results of operations.

In addition to these outstanding matters, we cannot assure you that any trademark or service mark registrations will be issued with respect to pending or future applications or that any registered trademarks or service marks will be enforceable or provide adequate protection of our brands. Our inability to secure trademark or service mark protection with respect to our brands could have a material adverse effect on our business, financial condition and results of operations.

We and Our Suppliers May Be Subject to Claims of Infringement Regarding Telecommunications Technologies That Are Protected By Patents and Other Intellectual Property Rights.

Telecommunications technologies are protected by a wide array of patents and other intellectual property rights. As a result, third parties may assert infringement claims against us or our suppliers from time to time based on our or their general business operations, the equipment, software or services that we or they use or provide, or the specific operation of our wireless networks. For example, see “ Part I — Item 3. Legal Proceedings — Patent Litigation” of our Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on February 29, 2008 for a description of certain patent infringement lawsuits that have been brought against us.

We generally have indemnification agreements with the manufacturers, licensors and suppliers who provide us with the equipment, software and technology that we use in our business to protect us against possible infringement claims, but we cannot guarantee that we will be fully protected against all losses associated with infringement claims. Our suppliers may be subject to infringement claims that could prevent or make it more expensive for them to supply us with the products and services we require to run our business. For example, we purchase certain CDMA handsets that incorporate EvDO chipsets manufactured by Qualcomm Incorporated, or Qualcomm, which are the subject of patent infringement actions brought by Broadcom Corporation in separate proceedings before the United States International Trade Commission, or ITC, and the United States District Court for the Central District of California. Both the ITC and District Court have issued orders in their proceedings that prevent or limit Qualcomm’s ability, subject to various conditions and timelines, to sell, import or support the infringing chips, and restrict third parties from importing the handsets that incorporate the chips. Although these orders are currently on appeal and the ITC order is stayed as to certain third parties (including most of our handset suppliers), these patent infringement actions could have the effect of slowing or limiting our ability to introduce and offer EvDO handsets and devices to our customers. Moreover, we may be subject to claims that products, software and services provided by different vendors which we combine to offer our services may infringe the rights of third parties, and we may not have any indemnification from our vendors for these claims. Whether or not an infringement claim against us or a supplier was valid or successful, it could adversely affect our business by diverting management attention, involving us in costly and time-consuming litigation, requiring us to enter into royalty or licensing agreements (which may not be available on acceptable terms, or at all) or requiring us to redesign our business operations or systems to avoid claims of infringement. In addition, infringement claims against our suppliers could also require us to purchase products and services at higher prices or from different suppliers and could adversely affect our business by delaying our ability to offer certain products and services to our customers.

Regulation by Government Agencies May Increase Our Costs of Providing Service or Require Us to Change Our Services.

The FCC regulates the licensing, construction, modification, operation, ownership, sale and interconnection of wireless communications systems, as do some state and local regulatory agencies. We cannot assure you that the FCC or any state or local agencies having jurisdiction over our business will not adopt regulations or take other enforcement or other actions that would adversely affect our business, impose new costs or require changes in current or planned operations. For example, the FCC recently released an order implementing certain recommendations of an independent panel reviewing the impact of Hurricane Katrina on communications networks, which requires that wireless carriers provide emergency back-up power sources for their equipment and facilities, including up to 24 hours of emergency power for mobile switch offices and up to eight hours for cell site locations. In order for us to comply with the new requirements should they become effective, we may need to purchase additional equipment, obtain additional state and local permits, authorizations and approvals or incur additional operating expenses, and such costs could be material. In addition, state regulatory agencies are increasingly focused on the quality of service and support that wireless carriers provide to their customers and several agencies have proposed or enacted new and potentially burdensome regulations in this area.

In addition, we cannot assure you that the Communications Act of 1934, as amended, or the Communications Act, from which the FCC obtains its authority, will not be further amended in a manner that could be adverse to us. The FCC recently implemented rule changes and sought comment on further rule changes focused on addressing alleged abuses of its designated entity program, which gives certain categories of small businesses preferential treatment in FCC spectrum auctions based on size. In that proceeding, the FCC has re-affirmed its goals of ensuring that only legitimate small businesses benefit from the program, and that such small businesses are not controlled or manipulated by larger wireless carriers or other investors that do not meet the small business qualification tests. We cannot predict the degree to which rule changes or increased regulatory scrutiny that may follow from this proceeding will affect our current or future business ventures or our participation in future FCC spectrum auctions.

Our operations are subject to various other regulations, including those regulations promulgated by the Federal Trade Commission, the Federal Aviation Administration, the Environmental Protection Agency, the Occupational Safety and Health Administration and state and local regulatory agencies and legislative bodies. Adverse decisions or regulations of these regulatory bodies could negatively impact our operations and costs of doing business. Because of our smaller size, governmental regulations and orders can significantly increase our costs and affect our competitive position compared to other larger telecommunications providers. We are unable to predict the scope, pace or financial impact of regulations and other policy changes that could be adopted by the various governmental entities that oversee portions of our business.

If Call Volume Under Our Cricket Service Exceeds Our Expectations, Our Costs of Providing Service Could Increase, Which Could Have a Material Adverse Effect on Our Competitive Position.

Cricket customers generally use their handsets for an average of approximately 1,450 minutes per month, and some markets experience substantially higher call volumes. Our Cricket service plans bundle certain features, long distance and unlimited service in Cricket calling areas for a fixed monthly fee to more effectively compete with other telecommunications providers. If customers exceed expected usage, we could face capacity problems and our costs of providing the services could increase. Although we own less spectrum in many of our markets than our competitors, we seek to design our network to accommodate our expected high call volume, and we consistently assess and try to implement technological improvements to increase the efficiency of our wireless spectrum. However, if future wireless use by Cricket customers exceeds the capacity of our network, service quality may suffer. We may be forced to raise the price of Cricket service to reduce volume or otherwise limit the number of new customers, or incur substantial capital expenditures to improve network capacity.

We May Be Unable to Acquire Additional Spectrum in the Future at a Reasonable Cost or On a Timely Basis.

Because we offer unlimited calling services for a fixed fee, our customers’ average minutes of use per month is substantially above the U.S. wireless customer average. We intend to meet this demand by utilizing spectrally efficient technologies. Despite our recent spectrum purchases, there may come a point where we need to acquire additional spectrum in order to maintain an acceptable grade of service or provide new services to meet increasing customer demands. We also intend to acquire additional spectrum in order to enter new strategic markets. However, we cannot assure you that we will be able to acquire additional spectrum at auction or in the after-market at a reasonable cost or that additional spectrum would be made available by the FCC on a timely basis. If such additional spectrum is not available to us when required or at a reasonable cost, our results of operations could be adversely affected.

Our Wireless Licenses are Subject to Renewal, and May Be Revoked in the Event that We Violate Applicable Laws.

Our existing wireless licenses are subject to renewal upon the expiration of the 10-year or 15-year period for which they are granted, which renewal period commenced for some of our PCS wireless licenses in 2006. The FCC will award a renewal expectancy to a wireless licensee that timely files a renewal application, has provided “substantial service” during its past license term and has substantially complied with applicable FCC rules and policies and the Communications Act. The FCC has routinely renewed wireless licenses in the past. However, the Communications Act provides that licenses may be revoked for cause and license renewal applications denied if the FCC determines that a renewal would not serve the public interest. FCC rules provide that applications competing with a license renewal application may be considered in comparative hearings, and establish the qualifications for competing applications and the standards to be applied in hearings. We cannot assure you that the FCC will renew our wireless licenses upon their expiration.

Future Declines in the Fair Value of Our Wireless Licenses Could Result in Future Impairment Charges.

As of December 31, 2007, the carrying value of our wireless licenses and those of Denali License and LCW License was approximately $1.9 billion. During the years ended December 31, 2007, 2006 and 2005, we recorded impairment charges of $1.0 million, $7.9 million and $12.0 million, respectively.

The market values of wireless licenses have varied dramatically over the last several years, and may vary significantly in the future. In particular, valuation swings could occur if:

•	consolidation in the wireless industry allows or requires carriers to sell significant portions of their wireless spectrum holdings;

•	a sudden large sale of spectrum by one or more wireless providers occurs; or

•	market prices decline as a result of the sale prices in FCC auctions.

In addition, the price of wireless licenses could decline as a result of the FCC’s pursuit of policies designed to increase the number of wireless licenses available in each of our markets. For example, the FCC has recently auctioned additional spectrum in the 1700 MHz to 2100 MHz band in Auction #66 and the 700 MHz band in Auction #73, and has announced that it intends to auction additional spectrum in the 2.5 GHz band. If the market value of wireless licenses were to decline significantly, the value of our wireless licenses could be subject to non-cash impairment charges.

We assess potential impairments to our indefinite-lived intangible assets, including wireless licenses, annually and when there is evidence that events or changes in circumstances indicate that an impairment condition may exist. We conduct our annual tests for impairment of our wireless licenses during the third quarter of each year. Estimates of the fair value of our wireless licenses are based primarily on available market prices, including successful bid prices in FCC auctions and selling prices observed in wireless license transactions, pricing trends among historical wireless license transactions, our spectrum holdings within a given market relative to other carriers’ holdings and qualitative demographic and economic information concerning the areas that comprise our markets. A significant impairment loss could have a material adverse effect on our operating income and on the carrying value of our wireless licenses on our balance sheet.

Declines in Our Operating Performance Could Ultimately Result in an Impairment of Our Indefinite-Lived Assets, Including Goodwill, or Our Long-Lived Assets, Including Property and Equipment.

We assess potential impairments to our long-lived assets, including property and equipment and certain intangible assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. We assess potential impairments to indefinite-lived intangible assets, including goodwill and wireless licenses, annually and when there is evidence that events or changes in circumstances indicate that an impairment condition may exist. If we do not achieve our planned operating results, this may ultimately result in a non-cash impairment charge related to our long-lived and/or our indefinite-lived intangible assets. A significant impairment loss could have a material adverse effect on our operating results and on the carrying value of our goodwill or wireless licenses and/or our long-lived assets on our balance sheet.

We May Incur Higher Than Anticipated Intercarrier Compensation Costs.

When our customers use our service to call customers of other carriers, we are required under the current intercarrier compensation scheme to pay the carrier that serves the called party. Similarly, when a customer of another carrier calls one of our customers, that carrier is required to pay us. While in most cases we have been successful in negotiating agreements with other carriers that impose reasonable reciprocal compensation arrangements, some carriers have claimed a right to unilaterally impose what we believe to be unreasonably high charges on us. The FCC is actively considering possible regulatory approaches to address this situation but we cannot assure you that the FCC rulings will be beneficial to us. An adverse ruling or FCC inaction could result in carriers successfully collecting higher intercarrier fees from us, which could adversely affect our business.

The FCC also is considering making various significant changes to the intercarrier compensation scheme to which we are subject. We cannot predict with any certainty the likely outcome of this FCC proceeding. Some of the alternatives that are under active consideration by the FCC could severely increase the interconnection costs we pay. If we are unable to cost-effectively provide our products and services to customers, our competitive position and business prospects could be materially adversely affected.

If We Experience High Rates of Credit Card, Subscription or Dealer Fraud, Our Ability to Generate Cash Flow Will Decrease.

Our operating costs can increase substantially as a result of customer credit card, subscription or dealer fraud. We have implemented a number of strategies and processes to detect and prevent efforts to defraud us, and we believe that our efforts have substantially reduced the types of fraud we have identified. However, if our strategies are not successful in detecting and controlling fraud in the future, the resulting loss of revenue or increased expenses could have a material adverse impact on our financial condition and results of operations.

Risks Related to this Offering and Ownership of Our Common Stock

Our Stock Price May Be Volatile, and You May Lose All or Some of Your Investment.

The trading prices of the securities of telecommunications companies have been highly volatile. Accordingly, the trading price of Leap common stock has been, and is likely to be, subject to wide fluctuations. Factors affecting the trading price of Leap common stock may include, among other things:

•	variations in our operating results or those of our competitors;

•	announcements of technological innovations, new services or service enhancements, strategic alliances or significant agreements by us or by our competitors;

•	entry of new competitors into our markets;

•	significant developments with respect to our intellectual property or related litigation;

•	the announcements and bidding of auctions for new spectrum;

•	recruitment or departure of key personnel;

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow Leap common stock;

•	any default under our Credit Agreement or our indenture because of a covenant breach or otherwise; and

•	market conditions in our industry and the economy as a whole.

We May Elect To Raise Additional Equity Capital Which May Dilute Existing Stockholders.

We may raise significant capital to finance business expansion activities, which could consist of debt and/or equity financing from the public and/or private capital markets. To the extent that we elect to raise equity capital, this financing may not be available in sufficient amounts or on terms acceptable to us and may be dilutive to existing stockholders. In addition, these sales could reduce the trading price of Leap’s common stock and impede our ability to raise future capital. If we required additional financing in the capital markets to take advantage of business expansion activities or to accelerate our pace of new market launches and could not obtain such financing on terms we found acceptable, we would likely reduce our investment in expansion activities or slow the pace of expansion activities to match our capital requirements to our available liquidity.

Your Ownership Interest in Leap Will Be Diluted Upon Issuance of Shares We Have Reserved for Future Issuances, and Future Issuances or Sales of Such Shares May Adversely Affect the Market Price of Leap’s Common Stock.

As of March 5, 2008, 68,914,775 shares of Leap common stock were issued and outstanding, and 7,239,480 additional shares of Leap common stock were reserved for issuance, including 5,907,041 shares reserved for issuance upon exercise of awards granted or available for grant under Leap’s 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan, as amended, 732,439 shares reserved for issuance under Leap’s Employee Stock Purchase Plan, and 600,000 shares reserved for issuance upon exercise of outstanding warrants.

In addition, Leap has reserved five percent of its outstanding shares, which represented 3,445,739 shares of common stock as of March 5, 2008, for potential issuance to CSM upon the exercise of CSM’s option to put its entire equity interest in LCW Wireless to Cricket. Under the amended and restated limited liability company agreement with CSM and WLPCS, the purchase price for CSM’s equity interest is calculated on a pro rata basis using either the appraised value of LCW Wireless or a multiple of Leap’s enterprise value divided by its adjusted earnings before interest, taxes, depreciation and amortization, or EBITDA, and applied to LCW Wireless’ adjusted EBITDA to impute an enterprise value and equity value for LCW Wireless. Cricket may satisfy the put price either in cash or in Leap common stock, or a combination thereof, as determined by Cricket in its discretion. However, the covenants in the Credit Agreement do not permit Cricket to satisfy any substantial portion of its put obligations to CSM in cash. If Cricket elects to satisfy its put obligations to CSM with Leap common stock, the obligations of the parties are conditioned upon the block of Leap common stock issuable to CSM not constituting more than five percent of Leap’s outstanding common stock at the time of issuance. Dilution of the outstanding number of shares of Leap’s common stock could adversely affect prevailing market prices for Leap’s common stock.

We have agreed to prepare and file a resale shelf registration statement for any shares of Leap common stock issued to CSM in connection with the put, and to use our reasonable efforts to cause such registration statement to be declared effective by the SEC. In addition, we have registered all shares of common stock that we may issue under our stock option, restricted stock and deferred stock unit plan and under our employee stock purchase plan. When we issue shares under these stock plans, they can be freely sold in the public market. If any of Leap’s stockholders cause a large number of securities to be sold in the public market, these sales could reduce the trading price of Leap’s common stock. These sales also could impede our ability to raise future capital.

Our Directors and Affiliated Entities Have Substantial Influence Over Our Affairs, and Our Ownership Is Highly Concentrated. Sales of a Significant Number of Shares by Large Stockholders May Adversely Affect the Market Price of Leap Common Stock.

Our directors and entities affiliated with them beneficially owned in the aggregate approximately 23.0% of Leap common stock as of March 5, 2008. Moreover, our four largest stockholders and entities affiliated with them beneficially owned in the aggregate approximately 58.1% of Leap common stock as of March 5, 2008. These stockholders have the ability to exert substantial influence over all matters requiring approval by our stockholders. These stockholders will be able to influence the election and removal of directors and any merger, consolidation or sale of all or substantially all of Leap’s assets and other matters. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control or impeding a merger or consolidation, takeover or other business combination.

Our resale shelf registration statement, as amended, of which this prospectus forms a part, registers for resale 11,755,806 shares of Leap common stock held by entities affiliated with one of our directors, or approximately 17.1% of Leap’s outstanding common stock. We are unable to predict the potential effect that sales into the market of any material portion of such shares, or any of the other shares held by our other large stockholders and entities affiliated with them, may have on the then-prevailing market price of Leap common stock. If any of Leap’s stockholders cause a large number of securities to be sold in the public market, these sales could reduce the trading price of Leap common stock. These sales could also impede our ability to raise future capital.

Provisions in Our Amended and Restated Certificate of Incorporation and Bylaws or Delaware Law, and Provisions in Our Credit Agreement and Indenture, Might Discourage, Delay or Prevent a Change in Control of Our Company or Changes in Our Management and, Therefore, Depress the Trading Price of Our Common Stock.

Our amended and restated certificate of incorporation and bylaws contain provisions that could depress the trading price of Leap common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that our stockholders may deem advantageous. These provisions:

•	require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and bylaws;

•	authorize the issuance of “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

•	prohibit stockholder action by written consent, and require that all stockholder actions be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

•	establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

We are also subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder and which may discourage, delay or prevent a change in control of our company.

In addition, our Credit Agreement also prohibits the occurrence of a change of control and, under our indenture, if a “change of control” occurs, each holder of the notes may require Cricket to repurchase all of such holder’s notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” included elsewhere in this prospectus.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on February 29, 2008. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the section entitled “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are a wireless communications carrier that offers digital wireless service in the U.S. under the “Cricket” brand. Our Cricket service offers customers unlimited wireless service for a flat monthly rate without requiring a fixed-term contract or credit check. Cricket service is offered by Cricket, a wholly owned subsidiary of Leap, and is also offered in Oregon by LCW Operations, a designated entity under FCC regulations. Cricket owns an indirect 73.3% non-controlling interest in LCW Operations through a 73.3% non-controlling interest in LCW Wireless. Cricket also owns an 82.5% non-controlling interest in Denali, which purchased a wireless license in Auction #66 covering the upper mid-west portion of the U.S. as a designated entity through its wholly owned subsidiary, Denali License. We consolidate our interests in LCW Wireless and Denali in accordance with FIN 46(R), “Consolidation of Variable Interest Entities,” because these entities are variable interest entities and we will absorb a majority of their expected losses.

At December 31, 2007, Cricket service was offered in 23 states and had approximately 2.9 million customers. As of December 31, 2007, we, LCW License (a wholly owned subsidiary of LCW Operations) and Denali License owned wireless licenses covering an aggregate of 186.5 million POPs (adjusted to eliminate duplication from overlapping licenses). The combined network footprint in our operating markets covered approximately 54 million POPs at the end of 2007, which includes new markets launched in 2007 and incremental POPs attributed to ongoing footprint expansion. The licenses we and Denali License purchased in Auction #66, together with the existing licenses we own, provide 20 MHz of coverage and the opportunity to offer enhanced data services in almost all markets in which we currently operate or are building out, assuming Denali License were to make available to us certain of its spectrum.

In addition to the approximately 54 million POPs we covered at the end of 2007 with our combined network footprint, we estimate that we and Denali License hold licenses in markets that cover up to approximately 85 million additional POPs that are suitable for Cricket service, and we and Denali License have already begun the build-out of some of our Auction #66 markets. We and Denali License expect to cover up to an additional 12 to 28 million POPs by the end of 2008, bringing total covered POPs to between 66 and 82 million by the end of 2008. We and Denali License may also develop some of the licenses covering these additional POPs through partnerships with others.

The AWS spectrum that was auctioned in Auction #66 currently is used by U.S. federal government and/or incumbent commercial licensees. Several federal government agencies have cleared or announced plans to promptly clear spectrum covered by licenses we and Denali License purchased in Auction #66. Other agencies, however, have not yet finalized plans to relocate their use to alternative spectrum. If these agencies do not relocate to alternative spectrum within the next several months, their continued use of the spectrum covered by licenses we and Denali License purchased in Auction #66 could delay the launch of certain markets.

Our Cricket rate plans are based on providing unlimited wireless services to customers, and the value of unlimited wireless services is the foundation of our business. Our premium rate plans offer unlimited local and U.S. long distance service from any Cricket service area and unlimited use of multiple calling features and messaging services, bundled with specified roaming minutes in the continental U.S. or unlimited mobile web access and directory assistance. Our most popular plan combines unlimited local and U.S. long distance service from any Cricket service area with unlimited use of multiple calling features and messaging services. In addition, we offer basic service plans that allow customers to make unlimited calls within their Cricket service area and receive unlimited calls from any area, combined with unlimited messaging and unlimited U.S. long distance service options. We have also launched a new weekly rate plan, Cricket By Week, and a flexible payment option,

BridgePay, which give our customers greater flexibility in the use and payment of wireless service and which we believe will help us to improve customer retention. In September 2007, we introduced our first unlimited wireless broadband service in select markets, which allows customers to access the internet through their laptops for one low, flat rate with no long-term commitments or credit checks. Our per-minute prepaid service, Jump Mobile, brings Cricket’s attractive value proposition to customers who prefer to actively control their wireless usage and to allow us to better target the urban youth market. We expect to continue to broaden our voice and data product and service offerings in 2008 and beyond.

We believe that our business model is scalable and can be expanded successfully into adjacent and new markets because we offer a differentiated service and an attractive value proposition to our customers at costs significantly lower than most of our competitors. We continue to seek additional opportunities to enhance our current market clusters and expand into new geographic markets by participating in FCC spectrum auctions, by acquiring spectrum and related assets from third parties, and/or by participating in new partnerships or joint ventures. We also expect to continue to look for opportunities to optimize the value of our spectrum portfolio. Because some of the licenses that we and Denali License hold include large regional areas covering both rural and metropolitan communities, we and Denali License may sell some of this spectrum and pursue the deployment of alternative products or services in portions of this spectrum.

Our principal sources of liquidity are our existing unrestricted cash, cash equivalents and short-term investments and cash generated from operations. From time to time, we may also generate additional liquidity through capital markets transactions or by selling assets that are not material to or are not required for our ongoing business operations. See “— Liquidity and Capital Resources” below.

Among the most significant factors affecting our financial condition and performance from period to period are our new market expansions and growth in customers, the impacts of which are reflected in our revenues and operating expenses. Throughout 2006 and 2007, we and our joint ventures continued expanding existing market footprints and expanded into 20 new markets, increasing the number of potential customers covered by our networks from approximately 28 million covered POPs as of December 31, 2005, to approximately 48 million covered POPs as of December 31, 2006, to approximately 54 million covered POPs as of December 31, 2007. This network expansion, together with organic customer growth in our existing markets, has resulted in substantial additions of new customers, as our total end of period customers increased from 1.67 million customers as of December 31, 2005, to 2.23 million customers as of December 31, 2006, to 2.86 million customers as of December 31, 2007. In addition, our total revenues have increased from $957.8 million for fiscal 2005, to $1.17 billion for fiscal 2006, to $1.63 billion for fiscal 2007. During the past two years, we also introduced several higher-priced, higher-value service plans which have helped increase average revenue per user per month over time, as customer acceptance of the higher-priced plans has been favorable.

As our business activities have expanded, our operating expenses have also grown, including increases in cost of service reflecting: the increase in customers and the broader variety of products and services provided to such customers; increased depreciation expense related to our expanded networks; and increased selling and marketing expenses and general and administrative expenses generally attributable to expansion into new markets, selling and marketing to a broader potential customer base, and expenses required to support the administration of our growing business. In particular, total operating expenses increased from $901.4 million for fiscal 2005, to $1.17 billion for fiscal 2006, to $1.57 billion for fiscal 2007. We also incurred substantial additional indebtedness to finance the costs of our business expansion and acquisitions of additional wireless licenses in 2006 and 2007. As a result, our interest expense has increased from $30.1 million for fiscal 2005, to $61.3 million for fiscal 2006, to $121.2 million for fiscal 2007. Also, during the third quarter of 2007, we changed our tax accounting method for amortizing wireless licenses, contributing substantially to our income tax expense of $37.4 million for year ended December 31, 2007, compared to an income tax expense of $9.3 million for the year ended December 31, 2006.

Primarily as a result of the factors described above, our net income of $30.7 million for fiscal 2005 decreased to a net loss of $24.4 million for fiscal 2006. Our net loss increased to $75.9 million for the year ended December 31, 2007.

We expect that we will continue to build out and launch new markets and pursue other strategic expansion activities for the next several years. We intend to be disciplined as we pursue these expansion efforts and to remain focused on our position as a low-cost leader in wireless telecommunications. We expect to achieve increased revenues and incur higher operating expenses as our existing business grows and as we build out and after we launch service in new markets. Large-scale construction projects for the build-out of our new markets will require significant capital expenditures and may suffer cost overruns. Any such significant capital expenditures or increased operating expenses would decrease earnings, OIBDA, and free cash flow for the periods in which we incur such costs. However, we are willing to incur such expenditures because we expect our expansion activities will be beneficial to our business and create additional value for our stockholders.

Critical Accounting Policies and Estimates

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. These principles require us to make estimates and judgments that affect our reported amounts of assets and liabilities, our disclosure of contingent assets and liabilities, and our reported amounts of revenues and expenses. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition and the valuation of deferred tax assets, long-lived assets and indefinite-lived intangible assets. We base our estimates on historical and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates.

We believe that the following critical accounting policies and estimates involve a higher degree of judgment or complexity than others used in the preparation of our consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of Leap and its wholly owned subsidiaries as well as the accounts of LCW Wireless and Denali and their wholly owned subsidiaries. We consolidate our interests in LCW Wireless and Denali in accordance with FIN 46(R), “Consolidation of Variable Interest Entities,” because these entities are variable interest entities and we will absorb a majority of their expected losses. Prior to March 2007, we consolidated our interests in Alaska Native Broadband 1, LLC, or ANB 1, and its wholly owned subsidiary Alaska Native Broadband 1 License, LLC, or ANB 1 License, in accordance with FIN 46(R). We acquired the remaining interests in ANB 1 in March 2007 and merged ANB 1 and ANB 1 License into Cricket in December 2007. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Revenues

Cricket’s business revenues principally arise from the sale of wireless services, handsets and accessories. Wireless services are generally provided on a month-to-month basis. New and reactivating customers are required to pay for their service in advance, and generally, customers who activated their service prior to May 2006 pay in arrears. We do not require any of our customers to sign fixed-term service commitments or submit to a credit check. These terms generally appeal to less affluent customers who are considered more likely to terminate service for inability to pay than wireless customers in general. Consequently, we have concluded that collectibility of our revenues is not reasonably assured until payment has been received. Accordingly, service revenues are recognized only after services have been rendered and payment has been received.

When we activate a new customer, we frequently sell that customer a handset and the first month of service in a bundled transaction. Under the provisions of Emerging Issues Task Force, or EITF, Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” the sale of a handset along with a month of wireless service constitutes a multiple element arrangement. Under EITF Issue No. 00-21, once a company has determined the fair value of the elements in the sales transaction, the total consideration received from the customer must be allocated among those elements on a relative fair value basis. Applying EITF Issue No. 00-21 to these transactions results in our recognition of the total consideration received, less one month of wireless service revenue (at the customer’s stated rate plan), as equipment revenue.

Equipment revenues and related costs from the sale of handsets are recognized when service is activated by customers. Revenues and related costs from the sale of accessories are recognized at the point of sale. The costs of handsets and accessories sold are recorded in cost of equipment. In addition to handsets that we sell directly to our customers at Cricket-owned stores, we also sell handsets to third-party dealers. These dealers then sell the handsets to the ultimate Cricket customer, and that customer also receives the first month of service in a bundled transaction (identical to the sale made at a Cricket-owned store). Sales of handsets to third-party dealers are recognized as equipment revenues only when service is activated by customers, since the level of price reductions ultimately available to such dealers is not reliably estimable until the handsets are sold by such dealers to customers. Thus, handsets sold to third-party dealers are recorded as consigned inventory and deferred equipment revenue until they are sold to, and service is activated by, customers.

Through a third-party provider, our customers may elect to participate in an extended handset warranty/insurance program. We recognize revenue on replacement handsets sold to our customers under the program when the customer purchases a replacement handset.

Sales incentives offered without charge to customers and volume-based incentives paid to our third-party dealers are recognized as a reduction of revenue and as a liability when the related service or equipment revenue is recognized. Customers have limited rights to return handsets and accessories based on time and/or usage; as a result, customer returns of handsets and accessories have historically been negligible.

Amounts billed by us in advance of customers’ wireless service periods are not reflected in accounts receivable or deferred revenue as collectibility of such amounts is not reasonably assured. Deferred revenue consists primarily of cash received from customers in advance of their service period and deferred equipment revenue related to handsets and accessories sold to third-party dealers.

Depreciation and Amortization

Depreciation of property and equipment is applied using the straight-line method over the estimated useful lives of our assets once the assets are placed in service. The following table summarizes the depreciable lives (in years):

Depreciable
Life

Network equipment:
Switches	10
Switch power equipment	15
Cell site equipment, and site acquisitions and improvements	7
Towers	15
Antennae	3
Computer hardware and software	3-5
Furniture, fixtures, retail and office equipment	3-7

Amortization of intangible assets is applied using the straight-line method over the estimated useful lives of four years for customer relationships and fourteen years for trademarks.

Short-Term Investments

Short-term investments generally consist of highly liquid, fixed-income investments with an original maturity at the time of purchase of greater than three months. Such investments consist of commercial paper, asset-backed commercial paper, auction rate securities, obligations of the U.S. government, and investment grade fixed-income securities guaranteed by U.S. government agencies.

Investments are classified as available-for-sale and stated at fair value. The net unrealized gains or losses on available-for-sale securities are reported as a component of comprehensive income (loss). The specific identification method is used to compute the realized gains and losses on investments. Investments are periodically reviewed for impairment. If the carrying value of an investment exceeds its fair value and the decline in value is determined to be other-than-temporary, an impairment loss is recognized for the difference.

Wireless Licenses

We and LCW Wireless operate broadband PCS networks under wireless licenses granted by the FCC that are specific to a particular geographic area on spectrum that has been allocated by the FCC for such services. In addition, through our and Denali License’s participation in Auction #66 in December 2006, we and Denali License acquired a number of AWS licenses that can be used to provide services comparable to the PCS services we currently provide, in addition to other advanced wireless services. Wireless licenses are initially recorded at cost and are not amortized. Although FCC licenses are issued with a stated term, ten years in the case of PCS licenses and fifteen years in the case of AWS licenses, wireless licenses are considered to be indefinite-lived intangible assets because we and LCW Wireless expect to continue to provide wireless service using the relevant licenses for the foreseeable future, PCS and AWS licenses are routinely renewed for a nominal fee, and management has determined that no legal, regulatory, contractual, competitive, economic, or other factors currently exist that limit the useful life of our and our consolidated joint ventures’ PCS and AWS licenses. On a quarterly basis, we evaluate the remaining useful life of our indefinite lived wireless licenses to determine whether events and circumstances, such as any legal, regulatory, contractual, competitive, economic or other factors, continue to support an indefinite useful life. If a wireless license is subsequently determined to have a finite useful life, we test the wireless license for impairment in accordance with Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142. The wireless license would then be amortized prospectively over its estimated remaining useful life. In addition to our quarterly evaluation of the indefinite useful lives of our wireless licenses, we also test our wireless licenses for impairment in accordance with SFAS 142 on an annual basis. Wireless licenses to be disposed of by sale are carried at the lower of carrying value or fair value less costs to sell. The spectrum that we and Denali License purchased in Auction #66 currently is used by U.S. federal government and/or incumbent commercial licensees. FCC rules require winning bidders to avoid interfering with these existing users or to clear the incumbent users from the spectrum through specified relocation procedures. The spectrum clearing costs we and Denali License incur are capitalized to wireless licenses.

Goodwill and Other Intangible Assets

Goodwill represents the excess of reorganization value over the fair value of identified tangible and intangible assets recorded in connection with fresh-start reporting as of July 31, 2004. Other intangible assets were recorded upon adoption of fresh-start reporting and consist of customer relationships and trademarks which are being amortized on a straight-line basis over their estimated useful lives of four and fourteen years, respectively.

Impairment of Long-Lived Assets

We assess potential impairments to our long-lived assets, including property and equipment and certain intangible assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss may be required to be recognized when the undiscounted cash flows expected to be generated by a long-lived asset (or group of such assets) is less than its carrying value. Any required impairment loss would be measured as the amount by which the asset’s carrying value exceeds its fair value and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations.

Impairment of Indefinite-Lived Intangible Assets

We assess potential impairments to our indefinite-lived intangible assets, including wireless licenses and goodwill, on an annual basis or when there is evidence that events or changes in circumstances indicate that an impairment condition may exist. The annual impairment test is conducted during the third quarter of each year.

The wireless licenses in our operating markets are combined into a single unit of accounting for purposes of testing impairment because management believes that utilizing these wireless licenses as a group represents the highest and best use of the assets, and the value of the wireless licenses would not be significantly impacted by a sale of one or a portion of the wireless licenses, among other factors. Our non-operating licenses are tested for impairment on an individual basis. An impairment loss is recognized when the fair value of a wireless license is less than its carrying value and is measured as the amount by which the license’s carrying value exceeds its fair value. Estimates of the fair value of our wireless licenses are based primarily on available market prices, including successful bid prices in FCC auctions and selling prices observed in wireless license transactions, pricing trends among historical wireless license transactions and qualitative demographic and economic information concerning the areas that comprise our markets. Any required impairment losses are recorded as a reduction in the carrying value of the wireless license and charged to results of operations.

The goodwill impairment test involves a two-step process. First, the book value of our net assets, which are combined into a single reporting unit for purposes of the impairment test of goodwill, is compared to the fair value of our net assets. If the fair value was determined to be less than book value, a second step would be performed to measure the amount of the impairment, if any.

The accounting estimates for our wireless licenses and goodwill require management to make significant assumptions about fair value. Management’s assumptions regarding fair value require significant judgment about economic factors, industry factors and technology considerations, as well as its views regarding our business prospects. Changes in these judgments may have a significant effect on the estimated fair values.

Share-Based Compensation

We account for share-based awards exchanged for employee services in accordance with SFAS No. 123(R), “Share-Based Payment,” or SFAS 123(R). Under SFAS 123(R), share-based compensation expense is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite service period. Prior to adopting SFAS 123(R), we recognized compensation expense for employee share-based awards based on their intrinsic value on the grant date pursuant to Accounting Principles Board Opinion, or APB, No. 25 “Accounting for Stock Issued to Employees,” and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation,” or SFAS 123.

We adopted SFAS 123(R) using the modified prospective approach under SFAS 123(R) and, as a result, have not retroactively adjusted results from prior periods. The valuation provisions of SFAS 123(R) apply to awards that have been granted on or subsequent to January 1, 2006 or that were outstanding on that date and subsequently modified or cancelled. Compensation expense, net of estimated forfeitures, for awards outstanding at the effective date is recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes in prior periods.

Compensation expense is amortized on a straight-line basis over the requisite service period for the entire award, which is generally the maximum vesting period of the award. No share-based compensation was capitalized as part of inventory or fixed assets prior to or during 2007.

The determination of the fair value of stock options using an option valuation model is affected by our stock price, as well as assumptions regarding a number of complex and subjective variables. The methods used to determine these variables are generally similar to the methods used prior to fiscal 2006 for purposes of our pro forma information under SFAS 123. The volatility assumption is based on a combination of the historical volatility of our common stock and the volatilities of similar companies over a period of time equal to the expected term of the stock options. The volatilities of similar companies are used in conjunction with our historical volatility because of the lack of sufficient relevant history for our common stock equal to the expected term. The expected term of employee stock options represents the weighted-average period the stock options are expected to remain outstanding. The expected term assumption is estimated based primarily on the options’ vesting terms and remaining contractual life and employees’ expected exercise and post-vesting employment termination behavior. The risk-free interest rate assumption is based upon observed interest rates during the period appropriate for the expected term of the employee stock options. The dividend yield assumption is based on the expectation of no future dividend payouts by us.

As share-based compensation expense under SFAS 123(R) is based on awards ultimately expected to vest, it is reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

At December 31, 2007, total unrecognized compensation cost related to unvested stock options was $45.5 million, which is expected to be recognized over a weighted-average period of 2.7 years. At December 31, 2007, total unrecognized compensation cost related to unvested restricted stock awards was $33.0 million, which is expected to be recognized over a weighted-average period of 2.3 years.

Income Taxes

We calculate income taxes in each of the jurisdictions in which we operate. This process involves calculating the actual current tax expense and any deferred income tax expense resulting from temporary differences arising from differing treatments of items for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities. Deferred tax assets are also established for the expected future tax benefits to be derived from net operating loss carryforwards, capital loss carryforwards, and income tax credits.

We must then periodically assess the likelihood that our deferred tax assets will be recovered from future taxable income, which assessment requires significant judgment. To the extent we believe it is more likely than not that our deferred tax assets will not be recovered, we must establish a valuation allowance. As part of this periodic assessment for the year ended December 31, 2007, we weighed the positive and negative factors with respect to this determination and, at this time, except with respect to the realization of a $2.5 million Texas Margins Tax, or TMT, credit, do not believe there is sufficient positive evidence and sustained operating earnings to support a conclusion that it is more likely than not that all or a portion of our deferred tax assets will be realized. We will continue to closely monitor the positive and negative factors to determine whether our valuation allowance should be released. Deferred tax liabilities associated with wireless licenses, tax goodwill and investments in certain joint ventures cannot be considered a source of taxable income to support the realization of deferred tax assets because these deferred tax liabilities will not reverse until some indefinite future period. At such time as we determine that it is more likely than not that all or a portion of the deferred tax assets are realizable, the valuation allowance will be reduced. Pursuant to American Institute of Certified Public Accountants’ Statement of Position No. 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” or SOP 90-7, up to $218.5 million in future decreases in the valuation allowance established in fresh-start reporting will be accounted for as a reduction of goodwill rather than as a reduction of income tax expense if the valuation allowance decrease occurs prior to the effective date of SFAS No. 141 (revised 2007), “Business Combinations,” or SFAS 141(R). Effective January 1, 2009, SFAS 141(R) provides that any reduction to the valuation allowance established in fresh-start reporting be accounted for as a reduction to income tax expense.

Subscriber Recognition and Disconnect Policies

We recognize a new customer as a gross addition in the month that he or she activates service. The customer must pay his or her monthly service amount by the payment due date or his or her service will be suspended after a grace period of up to three days. When service is suspended, the customer will not be able to make or receive calls. Any call attempted by a suspended customer is routed directly to our customer service center in order to arrange payment. In order to re-establish service, a customer must make all past-due payments and pay a $15 reactivation charge, in addition to the amount past due, to re-establish service. If a new customer does not pay all amounts due on his or her first bill within 30 days of the due date, the account is disconnected and deducted from gross customer additions during the month in which the customer’s service was discontinued. If a customer has made payment on his or her first bill and in a subsequent month does not pay all amounts due within 30 days of the due date, the account is disconnected and counted as churn.

Customer turnover, frequently referred to as churn, is an important business metric in the telecommunications industry because it can have significant financial effects. Because we do not require customers to sign fixed-term contracts or pass a credit check, our service is available to a broader customer base than many other wireless providers and, as a result, some of our customers may be more likely to have their service terminated due to an inability to pay than the average industry customer.

Operating Items

The following tables summarize operating data for our consolidated operations (in thousands, except percentages):

	Year Ended	% of 2007	Year Ended	% of 2006	Change from
	December 31,	Service	December 31,	Service	Prior Year
	2007	Revenues	2006	Revenues	Dollars	Percent

Revenues:
Service revenues	$1,395,667		$956,365		$439,302	45.9%
Equipment revenues	235,136		210,822		24,314	11.5%

Total revenues	1,630,803		1,167,187		463,616	39.7%

Operating expenses:
Cost of service (exclusive of items shown separately below)	384,128	27.5%	264,162	27.6%	119,966	45.4%
Cost of equipment	405,997	29.1%	310,834	32.5%	95,163	30.6%
Selling and marketing	206,213	14.8%	159,257	16.7%	46,956	29.5%
General and administrative	271,536	19.5%	196,604	20.6%	74,932	38.1%
Depreciation and amortization	302,201	21.7%	226,747	23.7%	75,454	33.3%
Impairment of assets	1,368	0.1%	7,912	0.8%	(6,544)	(82.7)%

Total operating expenses	1,571,443	112.6%	1,165,516	121.9%	405,927	34.8%
Gain on sale or disposal of assets	902	0.1%	22,054	2.3%	(21,152)	(95.9)%

Operating income	$60,262	4.3%	$23,725	2.5%	$36,537	154.0%

	Year Ended	% of 2006	Year Ended	% of 2005	Change from
	December 31,	Service	December 31,	Service	Prior Year
	2006	Revenues	2005	Revenues	Dollars	Percent

Revenues:
Service revenues	$956,365		$768,916		$187,449	24.4%
Equipment revenues	210,822		188,855		21,967	11.6%

Total revenues	1,167,187		957,771		209,416	21.9%

Operating expenses:
Cost of service (exclusive of items shown separately below)	264,162	27.6%	203,548	26.5%	60,614	29.8%
Cost of equipment	310,834	32.5%	230,520	30.0%	80,314	34.8%
Selling and marketing	159,257	16.7%	100,042	13.0%	59,215	59.2%
General and administrative	196,604	20.6%	159,741	20.8%	36,863	23.1%
Depreciation and amortization	226,747	23.7%	195,462	25.4%	31,285	16.0%
Impairment of assets	7,912	0.8%	12,043	1.6%	(4,131)	(34.3)%

Total operating expenses	1,165,516	121.9%	901,356	117.2%	264,160	29.3%
Gains on sale or disposal of assets	22,054	2.3%	14,587	1.9%	7,467	51.2%

Operating income	$23,725	2.5%	$71,002	9.2%	$(47,277)	(66.6)%

The following table summarizes customer activity:

	Year Ended December 31,
	2007	2006	2005

Gross customer additions	1,974,504	1,455,810	872,271
Net customer additions	633,693	592,237	117,376
Weighted-average number of customers	2,589,312	1,861,477	1,610,170
Total customers, end of period	2,863,519	2,229,826	1,668,293

Service Revenues

Service revenues increased $439.3 million, or 45.9%, for the year ended December 31, 2007 compared to the corresponding period of the prior year. This increase resulted from a 39.1% increase in average total customers due to new market launches and existing market customer growth and a 4.9% increase in average monthly revenues per customer. The increase in average monthly revenues per customer was due primarily to the continued increase in customer adoption of our higher-end service plans and value added services.

Service revenues increased $187.4 million, or 24.4%, for the year ended December 31, 2006 compared to the corresponding period of the prior year. This increase resulted from the 15.6% increase in average total customers and a 7.6% increase in average revenues per customer. The increase in average revenues per customer was due primarily to the continued increase in customer adoption of our higher-end service plans and value-added services.

Equipment Revenues

Equipment revenues increased $24.3 million, or 11.5%, for the year ended December 31, 2007 compared to the corresponding period of the prior year. An increase of 36.4% in handset sales volume was largely offset by increases in promotional incentives for customers and an increased shift in handset sales to our exclusive indirect distribution channel, to which handsets are sold at lower prices.

Equipment revenues increased $22.0 million, or 11.6%, for the year ended December 31, 2006 compared to the corresponding period of the prior year. An increase of 58.5% in handset sales volume was largely offset by lower net revenues per handset sold as a result of bundling the first month of service with the initial handset price, eliminating activation fees for new customers purchasing equipment and a larger proportion of total handset sales being activated through our indirect channel partners.

Cost of Service

Cost of service increased $120.0 million, or 45.4%, for the year ended December 31, 2007 compared to the corresponding period of the prior year. As a percentage of service revenues, cost of service decreased to 27.5% from 27.6% in the prior year period. Variable product costs increased by 1.9% as a percentage of service revenues due to increased customer usage of our value-added services. This increase was offset by a 0.9% decrease in network infrastructure costs as a percentage of service revenues and a 1.0% decrease in labor and related costs as a percentage of service revenues due to the increase in service revenues and consequent benefits of scale.

Cost of service increased $60.6 million, or 29.8%, for the year ended December 31, 2006 compared to the corresponding period of the prior year. As a percentage of service revenues, cost of service increased to 27.6% from 26.5% in the prior year period. Variable product costs increased by 0.6% of service revenues due to increased customer usage of our value-added services. In addition, labor and related costs increased by 0.4% of service revenues due to new market launches during 2006. The increased fixed network infrastructure costs associated with the new market launches offset the benefits of scale we would generally expect to experience with increasing customers and service revenues.

Cost of Equipment

Cost of equipment increased $95.2 million, or 30.6%, for the year ended December 31, 2007 compared to the corresponding period of the prior year. This increase was primarily attributable to a 36.4% increase in handset sales volume.

Cost of equipment increased $80.3 million, or 34.8%, for the year ended December 31, 2006 compared to the corresponding period of the prior year. This increase was primarily attributable to the 58.5% increase in handset sales volume, partially offset by reductions in costs to support our handset replacement programs for existing customers.

Selling and Marketing Expenses

Selling and marketing expenses increased $47.0 million, or 29.5%, for the year ended December 31, 2007 compared to the corresponding period of the prior year. As a percentage of service revenues, such expenses decreased to 14.8% from 16.7% in the prior year period. This decrease was primarily attributable to a 0.7% decrease in store and staffing and related costs as a percentage of services revenues due to the increase in service revenues and consequent benefits of scale and a 1.2% decrease in media and advertising costs as a percentage of service revenues reflecting large new market launches in the prior year and consequent benefits of scale.

Selling and marketing expenses increased $59.2 million, or 59.2%, for the year ended December 31, 2006 compared to the corresponding period of the prior year. As a percentage of service revenues, such expenses increased to 16.7% from 13.0% in the prior year period. This increase was primarily due to increased media and advertising costs and labor and related costs of 2.4% and 0.9% of service revenues, respectively, which were primarily attributable to our new market launches.

General and Administrative Expenses

General and administrative expenses increased $74.9 million, or 38.1%, for the year ended December 31, 2007 compared to the corresponding period of the prior year. As a percentage of service revenues, such expenses decreased to 19.5% from 20.6% in the prior year period. Customer care expenses decreased by 0.5% as a percentage of service revenues and employee related costs decreased by 0.8% as a percentage of service revenues both due to the increase in service revenues and consequent benefits of scale. These decreases were partially offset by a 0.4% increase in professional services fees and other expenses as a percentage of service revenues due to costs incurred in connection with the unsolicited merger proposal received from MetroPCS during 2007 and other strategic merger and acquisition activities. During the three months ended December 31, 2007, we amended the contract for our primary customer billing and activation system. The amended contract has been accounted for as a capital lease and, accordingly, amounts related to the leased elements were classified as amortization expense and interest expense, rather than as a general and administrative expense under the previous contract. These amounts approximated $4 million during the fourth quarter of 2007 and will approximate $14 million per year from 2008 to 2010.

General and administrative expenses increased $36.9 million, or 23.1%, for the year ended December 31, 2006 compared to the corresponding period of the prior year. As a percentage of service revenues, such expenses decreased to 20.6% from 20.8% in the prior year period. Customer care expenses decreased by 1.7% as a percentage of service revenues due to decreases in call center and other customer care-related program costs. Professional services fees and other expenses decreased by 0.5% as a percentage of service revenues in the aggregate due to the increase in service revenues and consequent benefits in scale. Partially offsetting these decreases were increases in labor and related costs of 1.6% as a percentage of service revenues due primarily to new employee additions necessary to support our growth and the increase in share-based compensation expense of 0.4% as a percentage of service revenues due partially to our adoption of SFAS 123(R) in 2006.

Depreciation and Amortization

Depreciation and amortization expense increased $75.5 million, or 33.3%, for the year ended December 31, 2007 compared to the corresponding period of the prior year. The increase in the dollar amount of depreciation and amortization expense was due primarily to the build-out and launch of our new markets and the improvement and expansion of our existing markets. Such expenses decreased as a percentage of service revenues compared to the corresponding period of the prior year.

Depreciation and amortization expense increased $31.3 million, or 16.0%, for the year ended December 31, 2006 compared to the corresponding period of the prior year. The increase in depreciation and amortization expense was due primarily to the build-out of our new markets and the upgrade of network assets in our other markets. Such expenses decreased as a percentage of service revenues compared to the corresponding period of the prior year.

Impairment Charges

As a result of our annual impairment tests of wireless licenses, we recorded impairment charges of $1.0 million, $4.7 million and $0.7 million during the years ended December 31, 2007, 2006 and 2005, respectively, to reduce the carrying values of certain non-operating wireless licenses to their estimated fair values. In addition, we recorded an impairment charge of $3.2 million during the year ended December 31, 2006 in connection with an agreement to sell certain non-operating wireless licenses. We adjusted the carrying values of those licenses to their estimated fair values, which were based on the agreed upon sales prices.

Gains on Sale or Disposal of Assets

During the year ended December 31, 2007, we completed the sale of three wireless licenses that we were not using to offer commercial service for an aggregate purchase price of $9.5 million, resulting in a net gain of $1.3 million. During the year ended December 31, 2006, we completed the sale of our wireless licenses and operating assets in the Toledo and Sandusky, Ohio markets to Cleveland Unlimited, Inc., or CUI, in exchange for $28.0 million and CUI’s equity interest in LCW Wireless, resulting in a gain of $21.6 million.

Non-Operating Items

The following tables summarize non-operating data for our consolidated operations (in thousands):

	Year Ended December 31,
	2007	2006	Change

Minority interests in consolidated subsidiaries	$1,817	$1,493	$324
Equity in net loss of investee	(2,309)	—	(2,309)
Interest income	28,939	23,063	5,876
Interest expense	(121,231)	(61,334)	(59,897)
Other expense, net	(6,039)	(2,650)	(3,389)
Income tax expense	(37,366)	(9,277)	(28,089)

	Year Ended December 31,
	2006	2005	Change

Minority interests in consolidated subsidiaries	$1,493	$(31)	$1,524
Interest income	23,063	9,957	13,106
Interest expense	(61,334)	(30,051)	(31,283)
Other income (expense), net	(2,650)	1,423	(4,073)
Income tax expense	(9,277)	(21,615)	12,338

Minority Interests in Consolidated Subsidiaries

Minority interests in consolidated subsidiaries for the years ended December 31, 2007 and 2006 reflected the shares of net losses allocated to the other members of certain consolidated entities, partially offset by accretion expense associated with certain members’ put options. Minority interests in consolidated subsidiaries for the year ended December 31, 2005 reflected accretion expense only.

Equity in Net Loss of Investee

Equity in net loss of investee reflects our share of losses in a regional wireless service provider in which we previously made an investment.

Interest Income

Interest income increased $5.9 million for the year ended December 31, 2007 compared to the corresponding period of the prior year and $13.1 million for the year ended December 31, 2006 compared to the corresponding period of the prior year. These increases were primarily due to the increases in the average cash and cash equivalents and investment balances.

Interest Expense

Interest expense increased $59.9 million for the year ended December 31, 2007 compared to the corresponding period of the prior year. The increase in interest expense resulted from our issuance of $750 million and $350 million of 9.375% unsecured senior notes due 2014 during October 2006 and June 2007, respectively. See “— Liquidity and Capital Resources” below. These increases were partially offset by the capitalization of $45.6 million of interest during the year ended December 31, 2007. We capitalize interest costs associated with our wireless licenses and property and equipment during the build-out of new markets. The amount of such capitalized interest depends on the carrying values of the licenses and property and equipment involved in those markets and the duration of the build-out. We expect capitalized interest to continue to be significant during the build-out of our planned new markets in 2008. At December 31, 2007, the effective interest rate on our $895.5 million term loan was 7.9%, including the effect of interest rate swaps, and the effective interest rate on LCW Operations’ term loans was 9.1%. We expect that interest expense will increase further in 2008 due to the additional $350 million of 9.375% unsecured senior notes due 2014 that we issued in June 2007 and the increase in the interest rate applicable to our $895.5 million term loan effective November 20, 2007. See “— Liquidity and Capital Resources” below.

Interest expense increased $31.3 million for the year ended December 31, 2006 compared to the corresponding period of the prior year. The increase in interest expense resulted from the increase in the amount of the term loan under our amended and restated senior secured credit agreement, our issuance of $750 million of 9.375% unsecured senior notes and the issuance of $40 million of term loans under LCW Operations’ senior secured credit agreement. These increases were partially offset by the capitalization of $16.7 million of interest during the year ended December 31, 2006. We capitalize interest costs associated with our wireless licenses and property and equipment during the build-out of new markets. The amount of such capitalized interest depends on the carrying values of the licenses and property and equipment involved in those markets and the duration of the build-out. At December 31, 2006, the effective interest rate on our $900 million term loan was 7.7%, including the effect of interest rate swaps, and the effective interest rate on LCW Operations’ term loans was 9.6%.

Other Income (Expense), Net

Other expense, net of other income, increased by $3.4 million for the year ended December 31, 2007 compared to the corresponding period of the prior year. During 2007, we recorded a $5.4 million impairment charge to reduce the carrying value of certain investments in asset-backed commercial paper. During January 2008, these investments declined by an additional $0.9 million.

Other income, net of other expenses, decreased by $4.1 million for the year ended December 31, 2006 compared to the corresponding period of the prior year. The decrease was primarily attributed to a write off of unamortized deferred debt issuance costs related to our previous financing arrangements, partially offset by a sales tax refund and the resolution of a tax contingency.

Income Tax Expense

During the year ended December 31, 2007, we recorded income tax expense of $37.4 million compared to income tax expense of $9.3 million during the year ended December 31, 2006. Income tax expense for the year ended December 31, 2007 consisted primarily of the tax effect of changes in deferred tax liabilities associated with wireless licenses, tax goodwill and investments in certain joint ventures.

During the year ended December 31, 2007, we changed our tax accounting method for amortizing wireless licenses. Under the prior method, we began amortizing wireless licenses for tax purposes on the date a license was placed into service. Under the new tax accounting method, we generally begin amortizing wireless licenses for tax purposes on the date the wireless license is acquired. The new tax accounting method generally allows us to amortize wireless licenses for tax purposes at an earlier date and allows us to accelerate our tax deductions. At the same time, the new method increases our income tax expense due to the deferred tax effect of accelerating amortization on wireless licenses. We have applied the new method as if it had been in effect for all prior tax periods, and the resulting cumulative increase to income tax expense of $28.9 million was recorded during the year ended December 31, 2007. This tax accounting method change also affects the characterization of certain income tax gains and losses on the sale of non-operating wireless licenses. Under the prior method, gains or losses on the sale of non-operating licenses were characterized as capital gains or losses; however, under the new method, gains or losses on the sale of non-operating licenses for which we had commenced tax amortization prior to the sale are characterized as ordinary gains or losses. As a result of this change, $64.7 million of net income tax losses previously reported as capital loss carryforwards have been recharacterized as net operating loss carryforwards. These net operating loss carryforwards can be used to offset future taxable income and reduce the amount of cash required to settle future tax liabilities.

We recorded a $4.7 million income tax benefit during the year ended December 31, 2007 related to a net reduction in our effective state income tax rate. We carry a net deferred tax liability that results from the valuation allowance recorded against a majority of our deferred tax assets. A reduction to our effective state income tax rate during the year ended December 31, 2007 resulted in a reduction to our net deferred tax liability and a corresponding decrease to our income tax expense. This decrease in our effective state income tax rate was primarily attributable to expansion of our operating footprint into lower taxing states and state tax planning. We recorded an additional $2.5 million income tax benefit during the year ended December 31, 2007 due to a TMT credit, which has been recorded as a deferred tax asset. We estimate that our future TMT liability will be based on our gross revenues in Texas, rather than our apportioned taxable income. Therefore, we believe that it is more likely than not that our TMT credit will be recovered and, accordingly, we have not established a valuation allowance against this asset.

We record deferred tax assets and liabilities arising from differing treatments of items for tax and accounting purposes. Deferred tax assets are also established for the expected future tax benefits to be derived from net operating loss carryforwards, capital loss carryforwards and income tax credits. We then periodically assess the likelihood that our deferred tax assets will be recovered from future taxable income. This assessment requires significant judgment. To the extent we believe it is more likely than not that our deferred tax assets will not be recovered, we must establish a valuation allowance. As part of this periodic assessment for the year ended December 31, 2007, we weighed the positive and negative factors with respect to this determination and, at this time, except with respect to the realization of the TMT credit discussed above, do not believe there is sufficient positive evidence and sustained operating earnings to support a conclusion that it is more likely than not that all or a portion of our deferred tax assets will be realized. We will continue to closely monitor the positive and negative factors to determine whether its valuation allowance should be released. Deferred tax liabilities associated with wireless licenses, tax goodwill and investments in certain joint ventures cannot be considered a source of taxable income to support the realization of deferred tax assets because these deferred tax liabilities will not reverse until some indefinite future period.

At such time as we determine that it is more likely than not that all or a portion of the deferred tax assets are realizable, the valuation allowance will be reduced. Pursuant to SOP 90-7, up to $218.5 million in future decreases in the valuation allowance established in fresh-start reporting will be accounted for as a reduction of goodwill rather than as a reduction of income tax expense if the valuation allowance decrease occurs prior to the effective date of SFAS 141(R). Effective January 1, 2009, SFAS 141(R) provides that any reduction in the valuation allowance established in fresh-start reporting be accounted for as a reduction to income tax expense.

On January 1, 2007, we adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” or FIN 48. At the date of adoption and during the year ended December 31, 2007, our unrecognized income tax benefits and uncertain tax positions were not material. Interest and penalties related to uncertain tax positions are recognized by us as a component of income tax expense but were immaterial on the date of adoption and for the year ended December 31, 2007. All of our tax years from 1998 to 2006 remain open to examination by federal and state taxing authorities.

During the years ended December 31, 2006 and 2005, we recorded income tax expense of $9.3 million and $21.6 million, respectively. Income tax expense for the year ended December 31, 2006 consisted primarily of the tax effect of changes in deferred tax liabilities associated with wireless licenses, tax goodwill and investments in certain joint ventures. During the year ended December 31, 2005, we recorded income tax expense at an effective tax rate of 41.3%. Despite the fact that we recorded a full valuation allowance on our deferred tax assets, we recognized income tax expense for 2005 because the release of valuation allowance associated with the reversal of deferred tax assets recorded in fresh-start reporting was recorded as a reduction of goodwill rather than as a reduction of income tax expense. The effective tax rate for 2005 was higher than the statutory tax rate due primarily to permanent items not deductible for tax purposes. We incurred tax losses for the year due to, among other things, tax deductions associated with the repayment of our 13% senior secured pay-in-kind notes and tax losses and reversals of deferred tax assets associated with the sale of wireless licenses and operating assets. We paid only minimal cash income taxes for 2006, and we expect to pay $1.3 million in cash income taxes for the year ended December 31, 2007.

Quarterly Financial Data (Unaudited)

The following tables present summarized data for each interim period for the years ended December 31, 2007 and 2006. The following financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of our results of operations for the interim periods presented (in thousands, except per share data):

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2007(1)	2007	2007	2007(2)

Revenues	$393,425	$397,914	$409,656	$429,808
Operating income (loss)	(1,543)	30,704	9,393	21,708
Net income (loss)	(24,224)	9,638	(43,289)	(18,052)
Basic earnings (loss) per share	(0.36)	0.14	(0.64)	(0.27)
Diluted earnings (loss) per share	(0.36)	0.14	(0.64)	(0.27)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2006	2006	2006(3)	2006

Revenues	$281,850	$277,459	$293,266	$314,612

Operating income (loss)	21,435	11,742	7,050	(16,502)

Income (loss) before cumulative effect of change in accounting principle	18,658	2,800	(801)	(45,637)
Cumulative effect of change in accounting principle	623	—	—	—

Net income (loss)	$19,281	$2,800	$(801)	$(45,637)

Basic earnings (loss) per share:
Income (loss) before cumulative effect of change in accounting principle	$0.30	$0.05	$(0.01)	$(0.69)
Cumulative effect of change in accounting principle	0.01	—	—	—

Basic earnings (loss) per share	$0.31	$0.05	$(0.01)	$(0.69)

Diluted earnings (loss) per share:
Income (loss) before cumulative effect of change in accounting principle	$0.30	$0.05	$(0.01)	$(0.69)
Cumulative effect of change in accounting principle	0.01	—	—	—

Diluted earnings (loss) per share	$0.31	$0.05	$(0.01)	$(0.69)

(1)	During the quarter ended March 31, 2007, we recognized a net gain of $1.3 million from our sale of wireless licenses in our Peoria, Illinois, Macon-Warner Robins, Georgia and Johnstown, Pennsylvania markets.

(2)	For the three months ended December 31, 2007, we recorded adjustments related to service revenues and interest income previously reported in our 2006 annual and 2007 interim periods. These adjustments resulted from an overstatement of service revenues of $0.4 million in 2006, and $0.7 million and $0.5 million for the quarterly periods ended March 31 and June 30, 2007, respectively, and an overstatement of interest income of $1.0 million and $0.3 million for the quarterly periods ended June 30 and September 30, 2007, respectively. These adjustments resulted in a $2.9 million increase ($0.04 per share) to our net loss for the three months ended December 31, 2007. We assessed the quantitative and qualitative effects of these adjustments on each of our previously reported periods and concluded that the adjustments were not material to any period.

(3)	During the quarter ended September 30, 2006, we recognized a gain of $21.6 million from our sale of wireless licenses and operating assets in our Toledo and Sandusky, Ohio markets.

Quarterly Results of Operations Data (Unaudited)

The following table presents our unaudited condensed consolidated quarterly statement of operations data for 2007 (in thousands) which has been derived from our unaudited condensed consolidated financial statements.

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2007	2007	2007	2007(1)

Revenues:
Service revenues	$321,691	$347,253	$354,495	$372,228
Equipment revenues	71,734	50,661	55,161	57,580

Total revenues	393,425	397,914	409,656	429,808

Operating expenses:
Cost of service (exclusive of items shown separately below)	(90,440)	(90,559)	(100,907)	(102,222)
Cost of equipment	(122,665)	(90,818)	(97,218)	(95,296)
Selling and marketing	(48,769)	(47,011)	(54,265)	(56,168)
General and administrative	(65,234)	(66,407)	(68,686)	(71,209)
Depreciation and amortization	(68,800)	(72,415)	(77,781)	(83,205)
Impairment of assets	—	—	(1,368)	—

Total operating expenses	(395,908)	(367,210)	(400,225)	(408,100)
Gain (loss) on sale or disposal of assets	940	—	(38)	—

Operating income (loss)	(1,543)	30,704	9,393	21,708
Minority interests in consolidated subsidiaries	1,579	673	182	(617)
Equity in net loss of investee	—	—	(807)	(1,502)
Interest income	5,285	7,134	10,148	6,372
Interest expense	(26,496)	(27,090)	(33,336)	(34,309)
Other expense, net	(637)	—	(4,207)	(1,195)

Income (loss) before income taxes	(21,812)	11,421	(18,627)	(9,543)
Income tax expense	(2,412)	(1,783)	(24,662)	(8,509)

Net income (loss)	$(24,224)	$9,638	$(43,289)	$(18,052)

(1)	See footnote 2 to the “Quarterly Financial Data (Unaudited)” table above.

Performance Measures

In managing our business and assessing our financial performance, management supplements the information provided by financial statement measures with several customer-focused performance metrics that are widely used in the telecommunications industry. These metrics include average revenue per user per month, or ARPU, which measures service revenue per customer; cost per gross customer addition, or CPGA, which measures the average cost of acquiring a new customer; cash costs per user per month, or CCU, which measures the non-selling cash cost of operating our business on a per customer basis; and churn, which measures turnover in our customer base. CPGA and CCU are non-GAAP financial measures. A non-GAAP financial measure, within the meaning of Item 10 of Regulation S-K promulgated by the SEC, is a numerical measure of a company’s financial performance or cash flows that (a) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, which are included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles in the consolidated balance sheets, consolidated statements of operations or consolidated statements of cash flows; or (b) includes amounts, or is subject to adjustments that have the effect of including amounts, which are excluded from the most directly comparable measure so calculated and presented. See “Reconciliation of Non-GAAP Financial Measures” below for a reconciliation of CPGA and CCU to the most directly comparable GAAP financial measures.

ARPU is service revenue divided by the weighted-average number of customers, divided by the number of months during the period being measured. Management uses ARPU to identify average revenue per customer, to track changes in average customer revenues over time, to help evaluate how changes in our business, including changes in our service offerings and fees, affect average revenue per customer, and to forecast future service revenue. In addition, ARPU provides management with a useful measure to compare our subscriber revenue to that of other wireless communications providers. We do not recognize service revenue until payment has been received and services have been provided to the customer. In addition, customers are generally disconnected from service approximately 30 days after failing to pay a monthly bill. Therefore, because our calculation of weighted-average number of customers includes customers who have not paid their last bill and have yet to disconnect service, ARPU may appear lower during periods in which we have significant disconnect activity. We believe investors use ARPU primarily as a tool to track changes in our average revenue per customer and to compare our per customer service revenues to those of other wireless communications providers. Other companies may calculate this measure differently.

CPGA is selling and marketing costs (excluding applicable share-based compensation expense included in selling and marketing expense), and equipment subsidy (generally defined as cost of equipment less equipment revenue), less the net loss on equipment transactions unrelated to initial customer acquisition, divided by the total number of gross new customer additions during the period being measured. The net loss on equipment transactions unrelated to initial customer acquisition includes the revenues and costs associated with the sale of handsets to existing customers as well as costs associated with handset replacements and repairs (other than warranty costs which are the responsibility of the handset manufacturers). We deduct customers who do not pay their first monthly bill from our gross customer additions, which tends to increase CPGA because we incur the costs associated with this customer without receiving the benefit of a gross customer addition. Management uses CPGA to measure the efficiency of our customer acquisition efforts, to track changes in our average cost of acquiring new subscribers over time, and to help evaluate how changes in our sales and distribution strategies affect the cost-efficiency of our customer acquisition efforts. In addition, CPGA provides management with a useful measure to compare our per customer acquisition costs with those of other wireless communications providers. We believe investors use CPGA primarily as a tool to track changes in our average cost of acquiring new customers and to compare our per customer acquisition costs to those of other wireless communications providers. Other companies may calculate this measure differently.

CCU is cost of service and general and administrative costs (excluding applicable share-based compensation expense included in cost of service and general and administrative expense) plus net loss on equipment transactions unrelated to initial customer acquisition (which includes the gain or loss on the sale of handsets to existing customers and costs associated with handset replacements and repairs (other than warranty costs which are the responsibility of the handset manufacturers)), divided by the weighted-average number of customers, divided by the number of months during the period being measured. CCU does not include any depreciation and amortization expense. Management uses CCU as a tool to evaluate the non-selling cash expenses associated with ongoing business operations on a per customer basis, to track changes in these non-selling cash costs over time, and to help evaluate how changes in our business operations affect non-selling cash costs per customer. In addition, CCU provides management with a useful measure to compare our non-selling cash costs per customer with those of other wireless communications providers. We believe investors use CCU primarily as a tool to track changes in our non-selling cash costs over time and to compare our non-selling cash costs to those of other wireless communications providers. Other companies may calculate this measure differently.

Churn, which measures customer turnover, is calculated as the net number of customers that disconnect from our service divided by the weighted-average number of customers divided by the number of months during the period being measured. Customers who do not pay their first monthly bill are deducted from our gross customer additions in the month that they are disconnected; as a result, these customers are not included in churn. In addition, customers are generally disconnected from service approximately 30 days after failing to pay a monthly bill. Beginning during the quarter ended June 30, 2007, pay-in-advance customers who ask to terminate their service are disconnected when their paid service period ends, whereas previously these customers were generally disconnected on the date of their request to terminate service. Management uses churn to measure our retention of customers, to measure changes in customer retention over time, and to help evaluate how changes in our business affect customer retention. In addition, churn provides management with a useful measure to compare our customer turnover activity to that of other wireless communications providers. We believe investors use churn primarily as a tool to track changes in our customer retention over time and to compare our customer retention to that of other wireless communications providers. Other companies may calculate this measure differently.

The following tables show metric information for each of the quarterly periods for the years ended 2007, 2006 and 2005:

	Three Months Ended				Year Ended
	March 31,	June 30,	September 30,	December 31,	December 31,
	2007	2007	2007	2007	2007

ARPU	$44.81	$44.75	$44.51	$45.57	$44.92
CPGA	$166	$182	$199	$178	$180
CCU	$21.27	$19.87	$21.24	$21.00	$20.84
Churn	3.4%	4.3%	5.2%	4.2%	4.3%

	Three Months Ended				Year Ended
	March 31,	June 30,	September 30,	December 31,	December 31,
	2006	2006	2006	2006	2006

ARPU	$42.31	$42.30	$42.87	$43.63	$42.81
CPGA	$128	$195	$176	$179	$171
CCU	$19.86	$19.51	$21.05	$20.32	$20.20
Churn	3.3%	3.6%	4.3%	4.1%	3.9%

	Three Months Ended				Year Ended
	March 31,	June 30,	September 30,	December 31,	December 31,
	2005	2005	2005	2005	2005

ARPU	$39.17	$39.67	$40.43	$40.03	$39.79
CPGA	$126	$134	$140	$156	$140
CCU	$19.17	$18.72	$19.83	$19.03	$19.17
Churn	3.3%	3.9%	4.4%	4.1%	3.9%

Reconciliation of Non-GAAP Financial Measures

We utilize certain financial measures, as described above, that are widely used in the industry but that are not calculated based on GAAP. Certain of these financial measures are considered “non-GAAP” financial measures within the meaning of Item 10 of Regulation S-K promulgated by the SEC.

CPGA — The following tables reconcile total costs used in the calculation of CPGA to selling and marketing expense, which we consider to be the most directly comparable GAAP financial measure to CPGA (in thousands, except gross customer additions and CPGA):

	Three Months Ended				Year Ended
	March 31,	June 30,	September 30,	December 31,	December 31,
	2007	2007	2007	2007	2007

Selling and marketing expense	$48,769	$47,011	$54,265	$56,168	$206,213
Less share-based compensation expense included in selling and marketing expense	(1,001)	(560)	(843)	(926)	(3,330)
Plus cost of equipment	122,665	90,818	97,218	95,296	405,997
Less equipment revenue	(71,734)	(50,661)	(55,161)	(57,580)	(235,136)
Less net loss on equipment transactions unrelated to initial customer acquisition	(4,762)	(2,591)	(5,747)	(4,766)	(17,866)

Total costs used in the calculation of CPGA	$93,937	$84,017	$89,732	$88,192	$355,878
Gross customer additions	565,055	462,434	450,954	496,061	1,974,504

CPGA	$166	$182	$199	$178	$180

	Three Months Ended				Year Ended
	March 31,	June 30,	September 30,	December 31,	December 31,
	2006	2006	2006	2006	2006

Selling and marketing expense	$29,102	$35,942	$42,948	$51,265	$159,257
Less share-based compensation expense included in selling and marketing expense	(327)	(473)	(637)	(533)	(1,970)
Plus cost of equipment	71,977	65,396	83,457	90,004	310,834
Less equipment revenue	(63,765)	(50,299)	(52,712)	(44,046)	(210,822)
Less net loss on equipment transactions unrelated to initial customer acquisition	(1,247)	(1,139)	(1,822)	(3,988)	(8,196)

Total costs used in the calculation of CPGA	$35,740	$49,427	$71,234	$92,702	$249,103
Gross customer additions	278,370	253,033	405,178	519,229	1,455,810

CPGA	$128	$195	$176	$179	$171

	Three Months Ended				Year Ended
	March 31,	June 30,	September 30,	December 31,	December 31,
	2005	2005	2005	2005	2005

Selling and marketing expense	$22,995	$24,810	$25,535	$26,702	$100,042
Less share-based compensation expense included in selling and marketing expense	—	(693)	(203)	(125)	(1,021)
Plus cost of equipment	55,804	53,698	61,164	59,854	230,520
Less equipment revenue	(48,967)	(47,914)	(48,287)	(43,687)	(188,855)
Less net loss on equipment transactions unrelated to initial customer acquisition	(4,466)	(4,174)	(5,555)	(4,376)	(18,571)

Total costs used in the calculation of CPGA	$25,366	$25,727	$32,654	$38,368	$122,115
Gross customer additions	201,467	191,288	233,699	245,817	872,271

CPGA	$126	$134	$140	$156	$140

CCU — The following tables reconcile total costs used in the calculation of CCU to cost of service, which we consider to be the most directly comparable GAAP financial measure to CCU (in thousands, except weighted-average number of customers and CCU):

	Three Months Ended				Year Ended
	March 31,	June 30,	September 30,	December 31,	December 31,
	2007	2007	2007	2007	2007

Cost of service	$90,440	$90,559	$100,907	$102,222	$384,128
Plus general and administrative expense	65,234	66,407	68,686	71,209	271,536
Less share-based compensation expense included in cost of service and general and administrative expense	(7,742)	(5,335)	(6,231)	(6,701)	(26,009)
Plus net loss on equipment transactions unrelated to initial customer acquisition	4,762	2,591	5,747	4,766	17,866

Total costs used in the calculation of CCU	$152,694	$154,222	$169,109	$171,496	$647,521
Weighted-average number of customers	2,393,161	2,586,900	2,654,555	2,722,631	2,589,312

CCU	$21.27	$19.87	$21.24	$21.00	$20.84

	Three Months Ended				Year Ended
	March 31,	June 30,	September 30,	December 31,	December 31,
	2006	2006	2006	2006	2006

Cost of service	$56,210	$61,255	$71,575	$75,122	$264,162
Plus general and administrative expense	49,090	46,576	49,116	51,822	196,604
Less share-based compensation expense included in cost of service and general and administrative expense	(4,165)	(4,215)	(4,426)	(4,949)	(17,755)
Plus net loss on equipment transactions unrelated to initial customer acquisition	1,247	1,139	1,822	3,988	8,196

Total costs used in the calculation of CCU	$102,382	$104,755	$118,087	$125,983	$451,207
Weighted-average number of customers	1,718,349	1,790,232	1,870,204	2,067,122	1,861,477

CCU	$19.86	$19.51	$21.05	$20.32	$20.20

	Three Months Ended				Year Ended
	March 31,	June 30,	September 30,	December 31,	December 31,
	2005	2005	2005	2005	2005

Cost of service	$50,857	$50,338	$51,139	$51,214	$203,548
Plus general and administrative expense	36,035	42,423	41,306	39,977	159,741
Less share-based compensation expense included in cost of service and general and administrative expense	—	(6,436)	(2,518)	(2,504)	(11,458)
Plus net loss on equipment transactions unrelated to initial customer acquisition	4,466	4,174	5,555	4,376	18,571

Total costs used in the calculation of CCU	$91,358	$90,499	$95,482	$93,063	$370,402
Weighted-average number of customers	1,588,372	1,611,524	1,605,222	1,630,011	1,610,170

CCU	$19.17	$18.72	$19.83	$19.03	$19.17

Liquidity and Capital Resources

Overview

Our principal sources of liquidity are our existing unrestricted cash, cash equivalents and short-term investments and cash generated from operations. We had a total of $612.6 million in unrestricted cash, cash equivalents and short-term investments as of December 31, 2007. We generated $316.2 million of net cash from operating activities during the year ended December 31, 2007, and we expect that cash from operations will continue to be a significant and increasing source of liquidity as our markets mature and our business continues to grow. We may also generate liquidity through capital markets transactions or by selling assets that are not material to or are not required for our ongoing business operations. We believe that our existing unrestricted cash, cash equivalents and short-term investments, together with cash generated from operations, are sufficient to meet the operating and capital requirements for our current business operations and for the expansion of our business described below.

Our business expansion efforts include our plans to launch additional markets with spectrum licenses that we and Denali License acquired in Auction #66, which will require the expenditure of significant funds to complete the associated construction and fund the initial operating costs. Aggregate capital expenditures for build-out of new markets through their first full year of operation after commercial launch are currently anticipated to be approximately $26.00 per covered POP, excluding capitalized interest. We and Denali License have already begun the build-out of some of our Auction #66 markets. In addition, we also plan to continue to expand our network coverage and capacity in many of our existing markets, allowing us to offer our customers a larger local calling area. As part of this expansion, we deployed approximately 300 new cell sites in our existing markets in 2007 and expect to deploy at least 250 additional cell sites in our existing markets in 2008. As part of our overall expansion plans, we and Denali License expect to cover up to an additional 12 to 28 million POPs by the end of 2008 and expect to cover up to an additional 28 to 50 million POPs by the end of 2010. If U.S. federal government incumbent licensees do not relocate to alternative spectrum within the next several months, their continued use of the spectrum covered by licenses we and Denali License purchased in Auction #66 could delay the launch of certain markets. If we determine to cover more than 12 million additional POPs during 2008, or if we determine to cover more than 28 million additional POPs by the end of 2010 (or to accelerate the launch of those 28 million POPs), we will need to raise additional debt and/or equity capital to help finance this further expansion. The amount and timing of any capital requirements will depend upon the pace of our planned market expansion.

We may also pursue other strategic activities to build our business, which could include (without limitation) further expansion of our existing market footprint, broader deployment of our higher-speed data service offering, the acquisition of additional spectrum through FCC auctions or private transactions, or entering into partnerships with others to help launch additional markets. If we pursued any of these activities at a significant level, we may need to raise additional funding or re-direct capital otherwise available for the build-out of new markets.

In order to finance business expansion activities, we may raise significant additional capital. This additional funding could consist of debt and/or equity financing from the public and/or private capital markets. The amount, nature and timing of any financing will depend on our operating performance and other circumstances, our then-current commitments and obligations, the amount, nature and timing of our capital requirements and overall market conditions. If we require additional capital to fund or accelerate the pace of any of our business expansion efforts or other strategic activities, including any plans to cover more than 12 million additional POPs during 2008 or more than 28 million covered POPs by the end of 2010, and we were unable to obtain such capital on terms that we found acceptable or at all, we would likely reduce our investments in expansion activities or slow the pace of expansion activities as necessary to match our capital requirements to our available liquidity.

Our total outstanding indebtedness under our Credit Agreement was $886.5 million as of December 31, 2007. Outstanding term loan borrowings under our Credit Agreement must be repaid in 22 quarterly payments of $2.25 million each (which commenced on March 31, 2007) followed by four quarterly payments of $211.5 million (which commence on September 30, 2012). Commencing on November 20, 2007, the term loan under our Credit Agreement bears interest at LIBOR plus 3.0% or the bank base rate plus 2.0%, as selected by us. In addition to our Credit Agreement, we also had $1,100 million in unsecured senior notes due 2014 outstanding as of December 31, 2007. Our $1,100 million in unsecured senior notes have no principal amortization and mature in October 2014. Of the $1,100 million of unsecured senior notes, $750 million principal amount of senior notes bears interest at 9.375% per annum and $350 million principal amount of senior notes (which were issued at a 106% premium) bears interest at an effective rate of 8.6% per annum.

The Credit Agreement and the indenture governing our $1,100 million in unsecured senior notes contain covenants that restrict the ability of Leap, Cricket and the subsidiary guarantors to take certain actions, including incurring additional indebtedness. In addition, under certain circumstances we are required to use some or all of the proceeds we receive from incurring additional indebtedness to pay down outstanding borrowings under our Credit Agreement. If we determine to raise significant additional indebtedness, we may likely seek to amend the Credit Agreement to remove this requirement, although we cannot assure you that we will be successful in doing so.

Our Credit Agreement also contains financial covenants with respect to a maximum consolidated senior secured leverage ratio and, if a revolving credit loan or uncollateralized letter of credit is outstanding or requested, with respect to a minimum consolidated interest coverage ratio, a maximum consolidated leverage ratio and a minimum consolidated fixed charge coverage ratio. As of December 31, 2007, we had $200 million available for borrowing under our revolving credit facility. If we pursue any business expansion activities at a significant level in 2008 beyond covering up to an additional 12 million POPs, including significant activities to launch additional covered POPs, further expand our existing market footprint or pursue the broader deployment of our higher-speed data service offering, such significant expansion activity could increase our minimum consolidated fixed charge coverage ratio and prevent us from borrowing under the revolving credit facility for several quarters. We do not intend to pursue such significant business expansion activities unless we believe we have sufficient liquidity to support the operating and capital requirements for our business and any such expansion activities without drawing on the revolving credit facility.

The Credit Agreement also prohibits the occurrence of a change of control, which includes the acquisition of beneficial ownership of 35% or more of Leap’s equity securities, a change in a majority of the members of Leap’s board of directors that is not approved by the board and the occurrence of a “change of control” under any of our other credit instruments. The restatements of our historical consolidated financial statements as described in Note 2 to our consolidated financial statements included in “Part II — Item 8. Financial Statements and Supplementary Data” of our Annual Report on Form 10-K, as amended, for the year ended December 31, 2006 (filed with the SEC on December 26, 2007) and the associated delay in filing our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 resulted in defaults and potential defaults under our Credit Agreement that were subsequently waived by the required lenders. The restatements did not affect our compliance with our financial covenants, and we were in compliance with these covenants as of December 31, 2007.

Although our significant outstanding indebtedness results in certain risks to our business that could materially affect our financial condition and performance, we believe that these risks are manageable and that we are taking appropriate actions to monitor and address them. For example, in connection with our financial planning process and capital raising activities, we seek to maintain an appropriate balance between our debt and equity capitalization and we review our business plans and forecasts to monitor our ability to service our debt and to comply with the covenants in our Credit Agreement and unsecured senior notes indenture. In addition, as the new markets that we have launched over the past few years continue to develop and our existing markets mature, we expect that increased cash flows from such new and existing markets will result in improvements in our leverage ratio and other ratios underlying our financial covenants, although capital expenditures in existing markets may adversely affect our fixed charge coverage ratio. Our $1,100 million of unsecured senior notes bear interest at a fixed rate and we have entered into interest rate swap agreements covering $355 million of outstanding debt under our term loan, which help to mitigate our exposure to interest rate fluctuations. Due to the fixed rate on our $1,100 million in unsecured senior notes and our interest rate swaps, approximately 72% of our total indebtedness accrues interest at a fixed rate. In light of the actions described above, our expected cash flows from operations, and our ability to reduce our investments in expansion activities or slow the pace of our expansion activities as necessary to match our capital requirements to our available liquidity, management believes that it has the ability to effectively manage our levels of indebtedness and address the risks to our business and financial condition related to our indebtedness.

Cash Flows

The following table shows cash flow information for the three years ended December 31, 2007, 2006 and 2005 (in thousands):

	Year Ended December 31,
	2007	2006	2005

Net cash provided by operating activities	$316,181	$289,871	$308,280
Net cash used in investing activities	(622,728)	(1,550,624)	(332,112)
Net cash provided by financing activities	367,072	1,340,492	175,764

Operating Activities

Net cash provided by operating activities increased by $26.3 million, or 9.1%, for the year ended December 31, 2007 compared to the corresponding period of the prior year. This increase was primarily attributable to higher depreciation, which more than offset the increase in our pretax loss.

Net cash provided by operating activities decreased by $18.4 million, or 6.0%, for the year ended December 31, 2006 compared to the corresponding period of the prior year. This decrease was primarily attributable to the decrease in our net income offset by higher depreciation and amortization expense.

Net cash provided by operating activities increased by $117.9 million, or 61.9%, for the year ended December 31, 2005 compared to the corresponding period of the prior year. The increase was primarily attributable to higher net income (net of income from reorganization items, depreciation and amortization expense and non-cash share-based compensation expense) and the timing of payments on accounts payable for the year ended December 31, 2005, partially offset by interest payments on our 13% senior secured pay-in-kind notes and FCC debt.

Investing Activities

Net cash used in investing activities was $622.7 million for the year ended December 31, 2007, which included the effects of the following transactions:

•	During January 2007, we completed the sale of three wireless licenses that we were not using to offer commercial service for an aggregate sales price of $9.5 million.

•	During March 2007, Cricket acquired the remaining 25% of the membership interests in ANB 1 for $4.7 million, following ANB’s exercise of its option to sell its entire 25% controlling interest in ANB 1 to Cricket.

•	During the year ended December 31, 2007, we purchased approximately 20% of the outstanding membership units of a regional wireless service provider for an aggregate purchase price of $19.0 million.

•	During the year ended December 31, 2007, we made investment purchases of $642.5 million from proceeds received from the issuances of our unsecured senior notes due 2014, offset by sales or maturities of investments of $531.0 million.

•	During the year ended December 31, 2007, we and our consolidated joint ventures purchased $504.8 million of property and equipment for the build-out of our new markets and the expansion and improvement of our existing markets.

Net cash used in investing activities was $1,550.6 million for the year ended December 31, 2006, which included the effects of the following transactions:

•	During July and October 2006, we paid to the FCC $710.2 million for the purchase of 99 licenses acquired in Auction #66, and Denali License paid $274.1 million as a deposit for a license it subsequently purchased in Auction #66.

•	During November 2006, we purchased 13 wireless licenses in North Carolina and South Carolina for an aggregate purchase price of $31.8 million.

•	During the year ended December 31, 2006, we, ANB 1 License and LCW Operations made over $590 million in purchases of property and equipment for the build-out of new markets.

Net cash used in investing activities was $332.1 million for the year ended December 31, 2005, which included the effects of the following transactions:

•	During the year ended December 31, 2005, we paid $208.8 million for the purchase of property and equipment.

•	During the year ended December 31, 2005, subsidiaries of Cricket and ANB 1 paid $244.0 million for the purchase of wireless licenses, partially offset by proceeds received of $108.8 million from the sale of wireless licenses and operating assets.

Financing Activities

Net cash provided by financing activities was $367.1 million for the year ended December 31, 2007, which included the effects of the following transactions:

•	During the year ended December 31, 2007, we made payments of $5.2 million on our capital lease obligations relating to software licenses.

•	During the year ended December 31, 2007, we issued an additional $350 million of unsecured senior notes due 2014 at an issue price of 106% of the principal amount, which resulted in gross proceeds of $371 million, offset by payments of $9.0 million on our $895.5 million senior secured term loan.

•	During the year ended December 31, 2007, we issued common stock upon the exercise of stock options held by our employees and upon employee purchases of common stock under our Employee Stock Purchase Plan, resulting in aggregate net proceeds of $9.7 million.

Net cash provided by financing activities was $1,340.5 million for the year ended December 31, 2006, which included the effects of the following transactions:

•	In June 2006, we replaced our previous $710 million senior secured credit facility with a new amended and restated senior secured credit facility consisting of a $900 million term loan and a $200 million revolving credit facility. The replacement term loan generated net proceeds of approximately $307 million, after repayment of the principal balances of the old term loan and prior to the payment of fees and expenses. See “— Senior Secured Credit Facilities — Cricket Communications” below.

•	In October 2006, we physically settled 6,440,000 shares of Leap common stock pursuant to our forward sale agreements and received aggregate cash proceeds of $260 million (before expenses) from such physical settlements. See “— Forward Sale Agreements” below.

•	In October 2006, we borrowed $570 million under our $850 million unsecured bridge loan facility to finance a portion of the remaining amounts owed by us and Denali License to the FCC for Auction #66 licenses.

•	In October 2006, we issued $750 million of 9.375% senior notes due 2014, and we used a portion of the approximately $739 million of cash proceeds (after commissions and before expenses) from the sale to repay our outstanding obligations, including accrued interest, under our bridge loan facility. Upon repayment of our outstanding indebtedness, the bridge loan facility was terminated. See “— Senior Notes” below.

•	In October 2006, LCW Operations entered into a senior secured credit agreement consisting of two term loans for $40 million in the aggregate. The loans bear interest at LIBOR plus the applicable margin ranging from 2.70% to 6.33% and must be repaid in varying quarterly installments beginning in 2008, with the final payment due in 2011. The loans are non-recourse to Leap, Cricket and their other subsidiaries. See “— Senior Secured Credit Facilities — LCW Operations” below.

Net cash provided by financing activities for the year ended December 31, 2005 was $175.8 million, which consisted primarily of borrowings under our term loan of $600 million, less repayments of our FCC debt of $40 million and pay-in-kind notes of $372.7 million.

Senior Secured Credit Facilities

Cricket Communications

The senior secured credit facility under our Credit Agreement consists of a six year $895.5 million term loan and an undrawn $200 million revolving credit facility. As of December 31, 2007, the outstanding indebtedness was $886.5 million.

Outstanding borrowings under the term loan must be repaid in 22 quarterly payments of $2.25 million each (which commenced on March 31, 2007) followed by four quarterly payments of $211.5 million (which commence on September 30, 2012).

As of December 31, 2007, the interest rate on the term loan was the London Interbank Offered Rate (LIBOR) plus 3.00% or the bank base rate plus 2.00%, as selected by Cricket. This represents an increase of 25 basis points to the interest rate applicable to the term loan borrowings in effect on December 31, 2006. As more fully described in Note 6 to the consolidated financial statements included elsewhere in this prospectus, on November 20, 2007, we entered into a second amendment, or the Second Amendment, to our Credit Agreement, in which the lenders waived defaults and potential defaults under the Credit Agreement arising from our breach and potential breach of representations regarding the presentation of our prior consolidated financial statements and the associated delay in filing our Quarterly Report on Form 10-Q for the three months ended September 30, 2007. In connection with this waiver, the Second Amendment also amended the applicable interest rates to term loan borrowings and our revolving credit facility.

At December 31, 2007, the effective interest rate on our term loan under the Credit Agreement was 7.9%, including the effect of interest rate swaps. The terms of the Credit Agreement require us to enter into interest rate swap agreements in a sufficient amount so that at least 50% of our outstanding indebtedness for borrowed money bears interest at a fixed rate. We have entered into interest rate swap agreements with respect to $355 million of our debt. These swap agreements effectively fix the LIBOR interest rate on $150 million of our indebtedness at 8.3% and $105 million of our indebtedness at 7.3% through June 2009 and $100 million of indebtedness at 8.0% through September 2010. The fair value of the swap agreements at December 31, 2007 and 2006 was an aggregate loss of $7.2 million and an aggregate gain of $3.2 million, respectively, and was recorded in other liabilities and other assets, respectively, in the consolidated balance sheets.

Outstanding borrowings under the revolving credit facility, to the extent that there are any borrowings, are due in June 2011. As of December 31, 2007, the revolving credit facility was undrawn. The commitment of the lenders under the revolving credit facility may be reduced in the event mandatory prepayments are required under our Credit Agreement. As of December 31, 2007, borrowings under the revolving credit facility accrued interest at LIBOR plus 3.00% or the bank base rate plus 2.00%, as selected by Cricket. This represents an increase of 25 basis points to the interest rate applicable to the revolving credit facility in effect on December 31, 2006, which increase was made under the Second Amendment, as described above.

The facilities under the Credit Agreement are guaranteed by us and all of our direct and indirect domestic subsidiaries (other than Cricket, which is the primary obligor, and LCW Wireless and Denali and their respective subsidiaries) and are secured by substantially all of the present and future personal property and real property owned by us, Cricket and such direct and indirect domestic subsidiaries. Under the Credit Agreement, we are subject to certain limitations, including limitations on our ability to: incur additional debt or sell assets, with restrictions on the use of proceeds; make certain investments and acquisitions; grant liens; pay dividends; and make certain other restricted payments. In addition, we will be required to pay down the facilities under certain circumstances if we issue debt, sell assets or property, receive certain extraordinary receipts or generate excess cash flow (as defined in the Credit Agreement). We are also subject to a financial covenant with respect to a maximum consolidated senior secured leverage ratio and, if a revolving credit loan or uncollateralized letter of credit is outstanding or requested, with respect to a minimum consolidated interest coverage ratio, a maximum consolidated leverage ratio and a minimum consolidated fixed charge coverage ratio.

As of December 31, 2007, we had $200 million available for borrowing under our revolving credit facility. If we pursue any business expansion activities at a significant level in 2008 beyond covering up to an additional 12 million POPs, including significant activities to launch additional covered POPs, further expand our existing market footprint or pursue the broader deployment of our higher-speed data service offering, such significant expansion activity could increase our minimum consolidated fixed charge coverage ratio and prevent us from borrowing under the revolving credit facility for several quarters. We do not intend to pursue such significant business expansion activities unless we believe we have sufficient liquidity to support the operating and capital requirements for our business and any such expansion activities without drawing on the revolving credit facility.

The Credit Agreement also prohibits the occurrence of a change of control, which includes the acquisition of beneficial ownership of 35% or more of Leap’s equity securities, a change in a majority of the members of Leap’s board of directors that is not approved by the board and the occurrence of a “change of control” under any of our other credit instruments. In addition to investments in the Denali joint venture, the Credit Agreement allows us to invest up to $85 million in LCW Wireless and its subsidiaries and up to $150 million plus an amount equal to an available cash flow basket in other joint ventures, and allows us to provide limited guarantees for the benefit of Denali, LCW Wireless and other joint ventures.

The restatements of our historical consolidated financial statements as described in Note 2 to our consolidated financial statements included in “Part II — Item 8. Financial Statements and Supplementary Data” of our Annual Report on Form 10-K, as amended, for the year ended December 31, 2006 (filed with the SEC on December 26, 2007) and the associated delay in filing our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 resulted in defaults and potential defaults under our Credit Agreement that were subsequently waived by the required lenders. The restatements did not affect our compliance with our financial covenants, and we were in compliance with these covenants as of December 31, 2007.

Affiliates of Highland Capital Management, L.P. (a beneficial stockholder of Leap and an affiliate of James D. Dondero, a former director of Leap) participated in the syndication of the term loan in an amount equal to $222.9 million. Additionally, Highland Capital Management continues to hold a $40 million commitment under the $200 million revolving credit facility.

LCW Operations

LCW Operations has a senior secured credit agreement consisting of two term loans for $40 million in the aggregate. The loans bear interest at LIBOR plus the applicable margin ranging from 2.7% to 6.3%. At December 31, 2007, the effective interest rate on the term loans was 9.1%, and the outstanding indebtedness was $40 million. In January 2007, LCW Operations entered into an interest rate cap agreement which effectively caps the three month LIBOR interest rate at 7.0% with respect to $20 million of its outstanding borrowings. The obligations under the loans are guaranteed by LCW Wireless and LCW Wireless License, LLC (and are non-recourse to Leap, Cricket and their other subsidiaries). Outstanding borrowings under the term loans must be repaid in varying quarterly installments starting in June 2008, with an aggregate final payment of $24.5 million due in June 2011. Under the senior secured credit agreement, LCW Operations and the guarantors are subject to certain limitations, including limitations on their ability to: incur additional debt or sell assets, with restrictions on the use of proceeds; make certain investments and acquisitions; grant liens; pay dividends; and make certain other restricted payments. In addition, LCW Operations will be required to pay down the facilities under certain circumstances if it or the guarantors issue debt, sell assets or generate excess cash flow. The senior secured credit agreement requires that LCW Operations and the guarantors comply with financial covenants related to EBITDA, gross additions of subscribers, minimum cash and cash equivalents and maximum capital expenditures, among other things. LCW was in compliance with the covenants as of December 31, 2007.

Forward Sale Agreements

In August 2006, in connection with a public offering of Leap common stock, Leap entered into forward sale agreements for the sale of an aggregate of 6,440,000 shares of its common stock, including an amount equal to the underwriters’ over-allotment option in the public offering (which was fully exercised). The initial forward sale price was $40.11 per share, which was equivalent to the public offering price less the underwriting discount, and was subject to daily adjustment based on a floating interest factor equal to the federal funds rate, less a spread of 1.0%. In October 2006, Leap issued 6,440,000 shares of its common stock to physically settle its forward sale agreements and received aggregate cash proceeds of $260 million (before expenses) from such physical settlements. Upon such full settlement, the forward sale agreements were fully performed.

Senior Notes

In October 2006, Cricket issued $750 million of unsecured senior notes due in 2014 in a private placement to institutional buyers. During the second quarter of 2007, we offered to exchange the notes for identical notes that had been registered with the SEC, and all notes were tendered for exchange.

The notes bear interest at the rate of 9.375% per year, payable semi-annually in cash in arrears, which interest payments commenced in May 2007. The notes are guaranteed on an unsecured senior basis by Leap and each of its existing and future domestic subsidiaries (other than Cricket, which is the issuer of the notes, and LCW Wireless and Denali and their respective subsidiaries) that guarantee indebtedness for money borrowed of Leap, Cricket or any subsidiary guarantor. The notes and the guarantees are Leap’s, Cricket’s and the guarantors’ general senior unsecured obligations and rank equally in right of payment with all of Leap’s, Cricket’s and the guarantors’ existing and future unsubordinated unsecured indebtedness. The notes and the guarantees are effectively junior to Leap’s, Cricket’s and the guarantors’ existing and future secured obligations, including those under our Credit Agreement, to the extent of the value of the assets securing such obligations, as well as to future liabilities of Leap’s and Cricket’s subsidiaries that are not guarantors, and of LCW Wireless and Denali and their respective subsidiaries. In addition, the notes and the guarantees are senior in right of payment to any of Leap’s, Cricket’s and the guarantors’ future subordinated indebtedness.

Prior to November 1, 2009, Cricket may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 109.375% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, thereon to the redemption date, from the net cash proceeds of specified equity offerings. Prior to November 1, 2010, Cricket may redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the applicable premium and any accrued and unpaid interest. The applicable premium is calculated as the greater of (i) 1.0% of the principal amount of such notes and (ii) the excess of (a) the present value at such date of redemption of (1) the redemption price of such notes at November 1, 2010 plus (2) all remaining required interest payments due on such notes through November 1, 2010 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (b) the principal amount of such notes. The notes may be redeemed, in whole or in part, at any time on or after November 1, 2010, at a redemption price of 104.688% and 102.344% of the principal amount thereof if redeemed during the twelve months ending October 31, 2011 and 2012, respectively, or at 100% of the principal amount thereof if redeemed during the twelve months ending October 31, 2013 or thereafter, plus accrued and unpaid interest.

If a “change of control” occurs (which includes the acquisition of beneficial ownership of 35% or more of Leap’s equity securities, a sale of all or substantially all of the assets of Leap and its restricted subsidiaries, and a change in a majority of the members of Leap’s board of directors that is not approved by the board), each holder of the notes may require Cricket to repurchase all of such holder’s notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest.

The indenture governing the notes limits, among other things, our ability to: incur additional debt; create liens or other encumbrances; place limitations on distributions from restricted subsidiaries; pay dividends; make investments; prepay subordinated indebtedness or make other restricted payments; issue or sell capital stock of restricted subsidiaries; issue guarantees; sell assets; enter into transactions with our affiliates; and make acquisitions or merge or consolidate with another entity.

Affiliates of Highland Capital Management, L.P. (a beneficial stockholder of Leap and an affiliate of James D. Dondero, a former director of Leap) purchased an aggregate of $25 million principal amount of unsecured senior notes in the October 2006 private placement. In March 2007, these notes were sold by the Highland entities to a third party.

In June 2007, Cricket issued an additional $350 million of unsecured senior notes due 2014 in a private placement to institutional buyers at an issue price of 106% of the principal amount. These notes are an additional issuance of the 9.375% unsecured senior notes due 2014 discussed above and are treated as a single class with these notes. The terms of these additional notes are identical to the existing notes, except for certain applicable transfer restrictions. The $21 million premium that we received in connection with the issuance of the notes has been recorded in long-term debt in the consolidated financial statements included elsewhere in this prospectus and will be amortized as a reduction to interest expense over the term of the notes. At December 31, 2007, the effective interest rate on the $350 million of unsecured senior notes was 8.6%, which included the effect of the premium amortization.

In connection with the private placement of the additional senior notes, we entered into a registration rights agreement with the purchasers in which we agreed to file a registration statement with the SEC to permit the holders to exchange or resell the notes. We must use reasonable best efforts to file such registration statement within 150 days after the issuance of the notes, have the registration statement declared effective within 270 days after the issuance of the notes and then consummate any exchange offer within 30 business days after the effective date of the registration statement. In the event that the registration statement is not filed or declared effective or the exchange offer is not consummated within these deadlines, the agreement provides that additional interest will accrue on the principal amount of the notes at a rate of 0.50% per annum during the 90-day period immediately following any of these events and will increase by 0.50% per annum at the end of each subsequent 90-day period, but in no event will the penalty rate exceed 1.50% per annum. There are no other alternative settlement methods and, other than the 1.50% per annum maximum penalty rate, the agreement contains no limit on the maximum potential amount of penalty interest that could be paid in the event we do not meet the registration statement filing requirements. Due to the restatement of our historical consolidated financial results during the fourth quarter of 2007, we were unable to file the registration statement within 150 days after issuance of the notes. Based on the filing date of the registration statement of March 28, 2008 and the penalty rate applicable to the associated registration default event, we have accrued additional interest expense of approximately $1.2 million as of the date of this registration statement.

System Equipment Purchase Agreements

In June 2007, we entered into certain system equipment purchase agreements. The agreements generally have a term of three years pursuant to which we agreed to purchase and/or license wireless communications systems, products and services designed to be AWS functional at a current estimated cost to us of approximately $266 million, which commitments are subject, in part, to the necessary clearance of spectrum in the markets to be built. Under the terms of the agreements, we are entitled to certain pricing discounts, credits and incentives, which the discounts, credits and incentives are subject to our achievement of our purchase commitments, and to certain technical training for our personnel. If the purchase commitment levels per the agreements are not achieved, we may be required to refund previous credits and incentives we applied to historical purchases.

Capital Expenditures and Other Asset Acquisitions and Dispositions

Capital Expenditures

As part of our market expansion plans, we and Denali License expect to cover up to an additional 12 to 28 million POPs by the end of 2008 and expect to cover up to an additional 28 to 50 million POPs by the end of 2010 (see below, under “— Auction #66 Properties and Build-Out Plans”). Aggregate capital expenditures for build-out of new markets through their first full year of operation after commercial launch are currently anticipated to be approximately $26.00 per covered POP, excluding capitalized interest. The amount and timing of any capital requirements will depend upon the pace of our planned market expansion. Ongoing capital expenditures to support the growth and development of our markets after their first year of commercial operation are expected to be in the mid-teens as a percentage of service revenue.

During the year ended December 31, 2007, we and our consolidated joint ventures made approximately $504.8 million in capital expenditures. These capital expenditures were primarily for: (i) the build-out of new markets, including related capitalized interest, (ii) expansion and improvement of our and their existing wireless networks, and (iii) expenditures for EvDO technology.

During the year ended December 31, 2006, we, ANB 1 License and LCW Operations made $591.3 million in capital expenditures. These capital expenditures were primarily for: (i) expansion and improvement of our existing wireless network, (ii) the build-out and launch of our new markets, (iii) costs incurred by ANB 1 License and LCW Operations in connection with the build-out of their new markets, and (iv) expenditures for EvDO technology.

During the year ended December 31, 2005, we and ANB 1 License made $208.8 million in capital expenditures. These capital expenditures were primarily for: (i) expansion and improvement of our existing wireless network, (ii) the build-out and launch of the Fresno, California market and the related expansion and network change-out of our existing Visalia and Modesto/Merced markets, (iii) costs associated with the build-out of our new markets, (iv) costs incurred by ANB 1 License in connection with the build out of its new markets and (v) initial expenditures for EvDO technology.

Auction #66 Properties and Build-Out Plans

In December 2006, we completed the purchase of 99 wireless licenses in Auction #66 covering 124.9 million POPs (adjusted to eliminate duplication among certain overlapping Auction #66 licenses) for an aggregate purchase price of $710.2 million. In April 2007, Denali License completed the purchase of one wireless license in Auction #66 covering 59.9 million POPs (which includes markets covering 5.8 million POPs which overlap with certain licenses we purchased in Auction #66) for a net purchase price of $274.1 million. We and Denali License have already begun the build-out of some of our Auction #66 markets. As part of our market expansion plans, we and Denali License expect to cover 12 to 28 million additional POPs by the end of 2008 and expect to cover 28 to 50 million additional POPs by 2010. If U.S. federal government incumbent licensees do not relocate to alternative spectrum within the next several months, their continued use of the spectrum covered by licenses we and Denali License purchased in Auction #66 could delay the launch of certain markets. The licenses we and Denali License purchased in Auction #66, together with the licenses we currently own, provide 20 MHz coverage and the opportunity to offer enhanced data services in almost all markets that we currently operate or are building out, assuming Denali License were to make available to us certain of its spectrum.

Other Acquisitions and Dispositions

In January 2007, we completed the sale of three wireless licenses that we were not using to offer commercial service for an aggregate sales price of $9.5 million, resulting in a net gain of $1.3 million.

In June and August 2007, we purchased approximately 20% of the outstanding membership units of a regional wireless service provider for an aggregate purchase price of $18.0 million. In October 2007, we contributed an additional $1.0 million. We use the equity method to account for our investment. Our equity in net earnings or losses are recorded two months in arrears to facilitate the timely inclusion of such equity in net earnings or losses in our consolidated financial statements. During the year ended December 31, 2007, our share of net losses of the entity was $2.3 million.

In December 2007, we agreed to purchase Hargray Communications Group’s wireless subsidiary for $30 million. This subsidiary owns a 15 MHz wireless license covering approximately 0.8 million POPs and operates a wireless business in Georgia and South Carolina, which complements our existing market in Charleston, South Carolina. Completion of this transaction is subject to customary closing conditions, including FCC approval. The FCC issued its approval of the transaction in February 2008, but this approval has not yet become final.

In January 2008, we agreed to exchange an aggregate of 20 MHz of disaggregated spectrum under certain of our existing PCS licenses in Tennessee, Georgia and Arkansas for an aggregate of 30 MHz of disaggregated and partitioned spectrum in New Jersey and Mississippi under certain of Sprint Nextel’s existing wireless licenses. Completion of this transaction is subject to customary closing conditions, including FCC approval. The FCC issued its approval of the transaction in March 2008, but this approval has not yet become final.

Contractual Obligations

The following table sets forth our best estimates as to the amounts and timing of minimum contractual payments for some of our contractual obligations as of December 31, 2007 for the next five years and thereafter (in thousands). Future events, including refinancing of our long-term debt, could cause actual payments to differ significantly from these amounts.
.

	2008	2009-2010	2011-2012	Thereafter	Total

Long-term debt(1)	$12,748	$35,093	$469,008	$1,529,451	$2,046,300
Capital leases(2)	16,716	33,432	4,932	6,458	61,538
Operating leases	121,712	242,658	230,206	461,518	1,056,094
Purchase obligations(3)	291,032	128,034	16,197	1,877	437,140
Contractual interest(4)	174,852	346,610	334,546	206,742	1,062,750

Total	$617,060	$785,827	$1,054,889	$2,206,046	$4,663,822

(1)	Amounts shown for Cricket’s long-term debt include principal only. Interest on the debt, calculated at the current interest rate, is stated separately.

(2)	Amounts shown for our capital leases include principal and interest.

(3)	Purchase obligations are defined as agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms including (a) fixed or minimum quantities to be purchased, (b) fixed, minimum or variable price provisions, and (c) the approximate timing of the transaction.

(4)	Contractual interest is based on the current interest rates in effect at December 31, 2007, after giving effect to our interest rate swaps, for debt outstanding as of that date.

The table above also does not include the following contractual obligations relating to LCW Wireless: (1) Cricket’s obligation to pay up to $3.0 million to WLPCS if WLPCS exercises its right to sell its membership interest in LCW Wireless to Cricket, and (2) Cricket’s obligation to pay to CSM an amount equal to CSM’s pro rata share of the fair value of the outstanding membership interests in LCW Wireless, determined either through an appraisal or based on a multiple equal to Leap’s enterprise value divided by its adjusted EBITDA and applied to LCW Wireless’ adjusted EBITDA to impute an enterprise value and equity value for LCW Wireless, if CSM exercises its right to sell its membership interest in LCW Wireless to Cricket.

The table above does not include the following contractual obligations relating to Denali: (1) Cricket’s obligation to loan to Denali License an amount equal to $0.75 times the aggregate number of POPs covered by the wireless license acquired by Denali License in Auction #66, approximately $38.5 million of which is unused, and (2) Cricket’s payment of an amount equal to DSM’s equity contributions in cash to Denali plus a specified return to DSM, if DSM offers to sell its membership interest in Denali to Cricket on or following the fifth anniversary of the initial grant to Denali License of any wireless licenses it acquires in Auction #66 and if Cricket accepts such offer.

The table above also does not include Cricket’s contingent obligation to fund an additional $4.2 million of the operations of a regional wireless service provider of which it owns approximately 20% of the outstanding membership units.

Short-Term Investments

As of December 31, 2007, through our non-controlled consolidated subsidiary, Denali, we held investments in asset-backed commercial paper, which were purchased as highly rated investment grade securities, with a par value of $32.9 million. These securities, which are collateralized, in part, by residential mortgages, have declined in value. As a result, we recognized an other-than-temporary impairment loss related to these investments in asset-backed commercial paper of approximately $5.4 million to other income (expense), net, in our consolidated statements of operations during the year ended December 31, 2007 to bring the carrying value to $27.5 million. The impairment loss was calculated based on market valuations provided by our investment broker as well as an analysis of the underlying collateral.

As of January 31, 2008, after an additional $11.3 million in asset-backed commercial paper matured, we held investments in asset-backed commercial paper with a par value of $21.6 million. During January 2008, the value of these securities declined by an additional $0.9 million to bring the carrying value to $15.3 million. Additionally, during January, we liquidated our remaining investments in auction rate securities. We did not realize any losses on the sale or maturity of these auction rate securities. Future volatility and uncertainty in the financial markets could result in additional losses.

Off-Balance Sheet Arrangements

We do not have and have not had any material off-balance sheet arrangements.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” or SFAS 141(R), which expands the definition of a business and a business combination, requires the fair value of the purchase price of an acquisition including the issuance of equity securities to be determined on the acquisition date, requires that all assets, liabilities, contingent consideration, contingencies and in-process research and development costs of an acquired business be recorded at fair value at the acquisition date, requires that acquisition costs generally be expensed as incurred, requires that restructuring costs generally be expensed in periods subsequent to the acquisition date, and requires changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period to impact income tax expense. We will be required to adopt SFAS 141(R) on January 1, 2009. We are currently evaluating what impact, if any, SFAS 141(R) may have on our consolidated financial statements; however, since we have significant deferred tax assets recorded through fresh-start reporting for which full valuation allowances were recorded at the date of our emergence from bankruptcy, this standard could materially affect our results of operations if changes in the valuation allowances occur once we adopt the standard.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51,” or SFAS 160, which changes the accounting and reporting for minority interests such that minority interests will be recharacterized as noncontrolling interests and will be required to be reported as a component of equity, and requires that purchases or sales of equity interests that do not result in a change in control be accounted for as equity transactions and, upon a loss of control, requires the interest sold, as well as any interest retained, to be recorded at fair value with any gain or loss recognized in earnings. We will be required to adopt SFAS 160 on January 1, 2009. We are currently evaluating what impact SFAS 160 will have on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115,” or SFAS 159, which permits all entities to choose, at specified election dates, to measure eligible items at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. We will be required to adopt SFAS 159 in the first quarter of 2008. We are currently evaluating what impact, if any, SFAS 159 will have on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS 157, which defines fair value for accounting purposes, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America and expands disclosure regarding fair value measurements. In February 2008, the FASB deferred for one year the requirement to adopt SFAS 157 for nonfinancial assets and liabilities that are not remeasured on a recurring basis. However, we will be required to adopt SFAS 157 in the first quarter of 2008 with respect to financial assets and liabilities and nonfinancial assets and liabilities that are remeasured at fair value on a recurring basis. We do not expect adoption of SFAS 157 to have a material impact to our consolidated financial statements with respect to financial assets and liabilities and nonfinancial assets and liabilities that are remeasured on a recurring basis and we are currently evaluating what impact SFAS 157 will have on our consolidated financial statements with respect to nonfinancial assets and liabilities that are not remeasured on a recurring basis.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk.  The terms of our Credit Agreement require us to enter into interest rate swap agreements in a sufficient amount so that at least 50% of our total outstanding indebtedness for borrowed money bears interest at a fixed rate. As of December 31, 2007, approximately 72% of our indebtedness for borrowed money accrued interest at a fixed rate. The fixed rate debt consisted of $1,100 million of unsecured senior notes which bear interest at a fixed rate of 9.375% per year. In addition, $355 million of the $886.5 million in outstanding floating rate debt under our Credit Agreement is covered by interest rate swap agreements. As of December 31, 2007, we had interest rate swap agreements with respect to $355 million of our debt which effectively fixed the LIBOR interest rate on $150 million of indebtedness at 8.3% and $105 million of indebtedness at 7.3% through June 2009 and which effectively fixed the LIBOR interest rate on $100 million of additional indebtedness at 8.0% through September 2010. In addition to the outstanding floating rate debt under our Credit Agreement, LCW Operations had $40 million in outstanding floating rate debt as of December 31, 2007, consisting of two term loans. In January 2007, LCW Operations entered into an interest rate cap agreement which effectively caps the three month LIBOR interest rate at 7.0% on $20 million of its outstanding borrowings.

As of December 31, 2007, net of the effect of these interest rate swap agreements, our outstanding floating rate indebtedness totaled approximately $571.5 million. The primary base interest rate is three month LIBOR plus an applicable margin. Assuming the outstanding balance on our floating rate indebtedness remains constant over a year, a 100 basis point increase in the interest rate would decrease pre-tax income, or increase pre-tax loss, and cash flow, net of the effect of the interest rate swap agreements, by approximately $5.7 million.

As described in Note 6 to the consolidated financial statements included elsewhere in this prospectus, we amended our Credit Agreement on November 20, 2007. This Second Amendment increased the primary base interest rate for our term loan to three month LIBOR plus a margin of 3.0% beginning on November 20, 2007. In addition, in connection with the execution of the Second Amendment, we paid a fee equal to 25 basis points on the aggregate principal amount of the commitments and loans of each lender that executed the Second Amendment on or before 5:00 p.m. on November 19, 2007, together with the legal expenses of the administrative agent, which represented an aggregate payment of $2.7 million.

Hedging Policy.  Our policy is to maintain interest rate hedges to the extent that we believe them to be fiscally prudent, and as required by our credit agreements. We do not engage in any hedging activities for speculative purposes.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the SEC and that such information is accumulated and communicated to management, including our CEO and CFO as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Management, with participation by our CEO and CFO, has designed our disclosure controls and procedures to provide reasonable assurance of achieving desired objectives. Currently, our CEO, S. Douglas Hutcheson, is also serving as acting CFO. As required by SEC Rule 13a-15(b), in connection with filing our Annual Report on Form 10-K for the year ended December 31, 2007, management conducted an evaluation, with the participation of our CEO and our CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act, as of December 31, 2007, the end of the period covered by that report. Based upon that evaluation, our CEO and CFO concluded that a material weakness, as discussed below, existed in our internal control over financial reporting as of December 31, 2007. As a result of this material weakness, our CEO and CFO concluded that our disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2007.

In light of the material weakness referred to above, we performed additional analyses and procedures in order to conclude that our consolidated financial statements for the years ended December 31, 2007, 2006 and 2005 (including interim periods therein) are fairly presented, in all material respects, in accordance with GAAP.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. In connection with management’s assessment of internal control over financial reporting, management identified the following material weakness as of December 31, 2007:

•	There were deficiencies in our internal controls over the existence, completeness and accuracy of revenues, cost of revenues and deferred revenues. Specifically, the design of controls over the preparation and review of the account reconciliations and analysis of revenues, cost of revenues and deferred revenues did not detect the errors in revenues, cost of revenues and deferred revenues. A contributing factor was the ineffective operation of our user acceptance testing (i.e., ineffective testing) of changes made to our revenue and billing systems in connection with the introduction or modification of service offerings. This material weakness resulted in the accounting errors which caused us to restate our consolidated financial statements as of and for the years ended December 31, 2006 and 2005 (including interim periods therein), for the period from August 1, 2004 to December 31, 2004 and for the period from January 1, 2004 to July 31, 2004, and our condensed consolidated financial statements as of and for the quarterly periods ended June 30, 2007 and March 31, 2007. In addition, this material weakness resulted in an adjustment recorded in the three months ended December 31, 2007, which we determined was not material to our previously reported 2006 annual or 2007 interim periods. The material weakness described above could result in a misstatement of revenues, cost of revenues and deferred revenues that would result in a material misstatement to the Company’s interim or annual consolidated financial statements that would not be prevented or detected on a timely basis.

In light of the material weakness described above, and based on the criteria set forth in Internal Control — Integrated Framework issued by the COSO, our management concluded our internal control over financial reporting was not effective as of December 31, 2007.

The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in our Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on February 29, 2008.

Management’s Remediation Initiatives

We are in the process of actively addressing and remediating the material weakness in internal control over financial reporting described above. Elements of our remediation plan can only be accomplished over time. We have taken and are taking the following actions to remediate the material weakness described above:

•	During the fiscal quarter ended December 31, 2007, we performed a detailed review of our billing and revenue systems, and processes for recording revenue. We also began and continue to implement stronger account reconciliations and analyses surrounding our revenue recording processes which are designed to detect any material errors in the completeness and accuracy of the underlying data.

•	We intend to design and implement automated enhancements to our billing and revenue systems to reduce the need for manual processes and estimates and thereby streamline the processes for ensuring revenue is recorded only when payment is received and services are provided.

•	We intend to further improve our user acceptance testing related to system changes by ensuring the user acceptance testing encompasses a complete population of scenarios of possible customer activity.

•	We intend to hire additional personnel with the appropriate skills, training and experience in the areas of revenue accounting and assurance. We have conducted and will conduct further training of our accounting and finance personnel with respect to our significant accounting policies and procedures.

Management has developed and presented to the Audit Committee a plan and timetable for the implementation of the remediation measures described above (to the extent not already implemented), and the Committee intends to monitor such implementation. We believe that the actions described above will remediate the material weakness we have identified and strengthen our internal control over financial reporting. As we improve our internal control over financial reporting and implement remediation measures, we may determine to supplement or modify the remediation measures described above.

MANAGEMENT

Directors

Biographical information for the directors of Leap is set forth below. Our directors are elected at our annual stockholders’ meeting each year, generally serving one year terms or until their successors are duly elected and qualified.

Name	Age	Position

Mark H. Rachesky, M.D.	49	Non-Executive Chairman of the Board
John D. Harkey, Jr.	47	Director

S. Douglas Hutcheson	51	Chief Executive Officer, President, Acting Chief Financial Officer and Director
Robert V. LaPenta	62	Director
Michael B. Targoff	63	Director

Mark H. Rachesky, M.D. has served as a member and chairman of our board since August 2004. Dr. Rachesky is the co-founder and president of MHR Fund Management LLC, which is an investment manager of various private investment funds that invest in inefficient market sectors, including special situation equities and distressed investments. From 1990 through June 1996, Dr. Rachesky served in various positions at Icahn Holding Corporation, including as a senior investment officer and for the last three years as sole managing director and acting chief investment advisor. Dr. Rachesky serves as a member and chairman of the board of directors of Loral Space & Communications, Inc. (NASDAQ: LORL), and as a member of the boards of directors of Emisphere Technologies, Inc. (NASDAQ: EMIS), Neose Technologies, Inc. (NASDAQ: NTEC) and NationsHealth, Inc. (NASDAQ: NHRX). Dr. Rachesky holds a B.S. in molecular aspects of cancer from the University of Pennsylvania, an M.D. from the Stanford University School of Medicine, and an M.B.A. from the Stanford University School of Business.

John D. Harkey, Jr. has served as a member of our board since March 2005. Since 1998, Mr. Harkey has served as chief executive officer and chairman of Consolidated Restaurant Companies, Inc., and as chief executive officer and vice chairman of Consolidated Restaurant Operations, Inc. Mr. Harkey also has been manager of the investment firm Cracken, Harkey & Street, L.L.C. since 1997. From 1992 to 1998, Mr. Harkey was a partner with the law firm Cracken & Harkey, LLP. Mr. Harkey was founder and managing director of Capstone Capital Corporation and Capstone Partners, Inc. from 1989 until 1992. He currently serves on the boards of directors and audit committees of Loral Space & Communications, Inc. (NASDAQ:LORL), Energy Transfer Partners, L.P. (NYSE:ETP), Energy Transfer Equity, L.P. (NYSE:ETE) and Emisphere Technologies, Inc. (NASDAQ:EMIS). He also serves on the President’s Development Council of Howard Payne University, and on the executive board of Circle Ten Council of the Boy Scouts of America. Mr. Harkey obtained a B.B.A. with honors and a J.D. from the University of Texas at Austin and an M.B.A. from Stanford University School of Business.

S. Douglas Hutcheson was appointed as our chief executive officer and president in February 2005, and has served as a member of our board since then, and has also served as our acting chief financial officer since September 2007, having previously served as our president and chief financial officer from January 2005 to February 2005, as our executive vice president and chief financial officer from January 2004 to January 2005, as our senior vice president and chief financial officer from August 2002 to January 2004, as our senior vice president and chief strategy officer from March 2002 to August 2002, as our senior vice president, product development and strategic planning from July 2000 to March 2002, as our senior vice president, business development from March 1999 to July 2000 and as our vice president, business development from September 1998 to March 1999. From February 1995 to September 1998, Mr. Hutcheson served as vice president, marketing in the Wireless Infrastructure Division at Qualcomm Incorporated. Mr. Hutcheson is on the board of directors of the Children’s Museum of San Diego and of San Diego’s Regional Economic Development Corporation. Mr. Hutcheson holds a B.S. in mechanical engineering from California Polytechnic University and an M.B.A. from University of California, Irvine.

Robert V. LaPenta has served as a member of our board since March 2005. Mr. LaPenta is the chairman, president and chief executive officer of L-1 Identity Solutions, Inc. (NYSE:ID), a provider of technology solutions for protecting and securing personal identities and assets. From April 2005 to August 2006, Mr. LaPenta served as the chairman and chief executive officer of L-1 Investment Partners, LLC, an investment firm seeking investments in the biometrics area. Mr. LaPenta served as president, chief financial officer and director of L-3 Communications Holdings, Inc., a company he co-founded, from April 1997 until his retirement from those positions effective April 1, 2005. From April 1996, when Loral Corporation was acquired by Lockheed Martin Corporation, until April 1997, Mr. LaPenta was a vice president of Lockheed Martin and was vice president and chief financial officer of Lockheed Martin’s C3I and Systems Integration Sector. Prior to the April 1996 acquisition of Loral, Mr. LaPenta was Loral’s senior vice president and controller, a position he held since 1981. Mr. LaPenta previously served in a number of other executive positions with Loral since he joined that company in 1972. Mr. LaPenta is on the board of trustees of Iona College and the board of directors of Core Software Technologies. Mr. LaPenta received a B.B.A. in accounting and an honorary degree in 2000 from Iona College in New York.

Michael B. Targoff has served as a member of our board since September 1998. He is founder of Michael B. Targoff and Co., a company that seeks active or controlling investments in telecommunications and related industry early stage companies. In February 2006, Mr. Targoff was appointed chief executive officer and vice-chairman of the board of directors of Loral Space & Communications Inc. (NASDAQ: LORL). From its formation in January 1996 through January 1998, Mr. Targoff was president and chief operating officer of Loral Space & Communications Ltd. Mr. Targoff was senior vice president of Loral Corporation until January 1996. Previously, Mr. Targoff was the president of Globalstar Telecommunications Limited, the public owner of Globalstar, Loral’s global mobile satellite system. Mr. Targoff also serves as a member of the board of directors of ViaSat, Inc. (NASDAQ: VSAT) and CPI International, Inc. (NASDAQ: CPII), in addition to serving as chairman of the boards of directors of three small private telecommunications companies. Before joining Loral Corporation in 1981, Mr. Targoff was a partner in the New York law firm of Willkie Farr & Gallagher. Mr. Targoff holds a B.A. from Brown University and a J.D. from Columbia University School of Law.

Executive Officers

Biographical information for the executive officers of Leap who are not directors, as of the date of this prospectus, is set forth below. There are no family relationships between any director or executive officer and any other director or executive officer. Executive officers serve at the discretion of our board and until their successors have been duly elected and qualified, unless sooner removed by the board.

Name	Age	Position

Albin F. Moschner	55	Executive Vice President and Chief Marketing Officer
Glenn T. Umetsu	58	Executive Vice President and Chief Technical Officer
William Ingram	50	Senior Vice President, Financial Operations and Strategy
Robert J. Irving, Jr.	52	Senior Vice President, General Counsel and Secretary
Steven R. Martin	47	Acting Chief Accounting Officer
Leonard C. Stephens	51	Senior Vice President, Human Resources

Albin F. Moschner has served as our executive vice president and chief marketing officer since January 2005, having previously served as senior vice president, marketing from September 2004 to January 2005. Prior to this, Mr. Moschner was president of Verizon Card Services from December 2000 to November 2003. Prior to joining Verizon, Mr. Moschner was president and chief executive officer of OnePoint Services, Inc., a telecommunications company that he founded and that was acquired by Verizon in December 2000. Mr. Moschner also was a principal and the vice chairman of Diba, Inc., a development stage internet software company, and served as senior vice president of operations, a member of the board of directors and ultimately president and chief executive officer of Zenith Electronics from October 1991 to July 1996. Mr. Moschner holds a master’s degree in electrical engineering from Syracuse University and a B.E. in electrical engineering from the City College of New York.

Glenn T. Umetsu has served as our executive vice president and chief technical officer since January 2005, having previously served as our executive vice president and chief operating officer from January 2004 to January 2005, as our senior vice president, engineering operations and launch deployment from June 2002 to January 2004, and as vice president, engineering operations and launch development from April 2000 to June 2002. From September 1996 to April 2000, Mr. Umetsu served as vice president, engineering and technical operations for Cellular One in the San Francisco Bay Area. Before Cellular One, Mr. Umetsu served in various telecommunications operations roles for 24 years with AT&T Wireless, McCaw Communications, RAM Mobile Data, Honolulu Cellular, PacTel Cellular, AT&T Advanced Mobile Phone Service, Northwestern Bell and the United States Air Force. Mr. Umetsu holds a B.A. in mathematics and economics from Brown University.

William Ingram has served as our senior vice president, financial operations and strategy since February 2008, having previously served as a consultant to us since August 2007. Prior to joining us, Mr. Ingram served as vice president and general manager of AudioCodes, Inc., a telecommunications equipment company from July 2006 to March 2007. Prior to that, Mr. Ingram served as the president and chief executive officer of Nuera Communications, Inc., a provider of VoIP infrastructure solutions, from September 1996 until it was acquired by AudioCodes, Inc. in July 2006. Prior to joining Nuera Communications in 1996, Mr. Ingram served as the chief operating officer of the clarity products division of Pacific Communication Sciences, Inc. a provider of wireless data communications products, as president of Ivie Industries, Inc. a computer security and hardware manufacturer, and as president of KevTon, Inc. an electronics manufacturing company. Mr. Ingram holds an A.B. in economics from Stanford University and an M.B.A. from Harvard Business School.

Robert J. Irving, Jr. has served as our senior vice president, general counsel and secretary since May 2003, having previously served as our vice president, legal from August 2002 to May 2003, and as our senior legal counsel from September 1998 to August 2002. Previously, Mr. Irving served as administrative counsel for Rohr, Inc., a corporation that designed and manufactured aerospace products from 1991 to 1998, and prior to that served as vice president, general counsel and secretary for IRT Corporation, a corporation that designed and manufactured x-ray inspection equipment. Before joining IRT Corporation, Mr. Irving was an attorney at Gibson, Dunn & Crutcher. Mr. Irving was admitted to the California Bar Association in 1982. Mr. Irving holds a B.A. from Stanford University, an M.P.P. from The John F. Kennedy School of Government of Harvard University and a J.D. from Harvard Law School, where he graduated cum laude.

Steven R. Martin has served as our acting chief accounting officer since February 2008, having previously served as an accounting consultant to us and our Audit Committee since October 2007. From July 2005 to September 2007, Mr. Martin served as vice president and chief financial officer of Stratagene Corporation, a publicly traded life sciences company, and served as director of finance of Stratagene Corporation from May 2004 to July 2005. From March 2001 to May 2003, Mr. Martin served as controller of Gen-Probe Incorporated, a publicly traded life sciences company. Prior to Gen-Probe, Mr. Martin held various senior finance positions at two other international manufacturing companies and was a senior audit manager at the public accounting firm of Deloitte & Touche. Mr. Martin is a certified public accountant and holds a B.S. in accounting from San Diego State University.

Leonard C. Stephens has served as our senior vice president, human resources since our formation in June 1998. From December 1995 to September 1998, Mr. Stephens was vice president, human resources operations for Qualcomm Incorporated. Before joining Qualcomm Incorporated, Mr. Stephens was employed by Pfizer Inc., where he served in a number of human resources positions over a 14-year career. Mr. Stephens holds a B.A. from Howard University.

Director Independence

Our board has determined that, except for Mr. Hutcheson, all of its members are independent directors as defined in the Nasdaq Stock Market listing standards. Mr. Hutcheson is not considered independent because he is employed by us as our president and chief executive officer. Our board has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each member of each committee is an independent director, as defined in the Nasdaq Stock Market listing standards.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy and Objectives

Our compensation and benefits programs are designed to attract and retain key employees necessary to support our business plans and to create and sustain a competitive advantage for us in the market segment in which we compete. For all of our executive officers, a substantial portion of total compensation is performance-based. We believe that compensation paid to executive officers should be closely aligned with our performance on both a short-term and long-term basis, linked to specific, measurable results intended to create value for stockholders.

In particular, our fundamental compensation philosophies and objectives for executive officers include the following:

•	Using total compensation to recognize each individual officer’s scope of responsibility within the organization, experience, performance and overall contributions to our company.

•	Providing incentives to achieve key strategic, financial and individual performance measures by linking incentive award opportunities to the achievement of performance goals in these areas.

•	Using external compensation data from similarly sized wireless companies and other “high-tech” companies as part of our due diligence in determining base salary, target bonus amounts and equity awards for individual officers at Leap.

•	Using long-term equity-based compensation (generally restricted stock and stock options) to align employee and stockholder interests, as well as to attract, motivate and retain employees and enable them to share in our long-term success.

Our compensation program includes cash compensation, which we view as a short-term incentive, and equity compensation, which we believe provides incentives over a longer term. Our equity compensation awards are designed to reward executives for the financial and operating performance of the company as a whole, as well as the executive’s individual contributions to our overall success. We do not have any requirements that executive officers hold a specific amount of our common stock or stock options; however, we periodically review executive officer equity-based incentives to ensure that our executives maintain sufficient unvested awards to promote their continued retention. In general, we seek to provide executives who have the greatest influence on our financial and operating success with compensation packages in which their equity awards could provide a significant portion of their total potential compensation. This focus on equity awards is intended to provide meaningful compensation opportunities to executives with the greatest potential influence on our financial and operating performance. Thus, we make the most substantial equity awards to our senior executive management team, comprised of our CEO, executive vice presidents and senior vice presidents. In addition, we seek to provide vice presidents and other employees who have significant influence over our operating and financial success with equity incentives that provide high retention value and alignment of these managers’ interests with those of our stockholders. We have not adopted any other formal or informal policies or guidelines for allocating compensation between long-term and short-term incentives, between cash and non-cash compensation, or among different forms of non-cash compensation.

Procedures for Determining Compensation Awards

The Compensation Committee

The Compensation Committee of our board of directors has primary authority to determine and recommend the compensation payable to our executive officers. In fulfilling this oversight responsibility, the Compensation Committee annually reviews the performance of our senior executive management team in light of our compensation philosophies and objectives described above. To aid the Compensation Committee in making its compensation determinations, each year our CEO, assisted by our senior vice president, human resources, provides recommendations to the Compensation Committee regarding the compensation of the other executive officers. In addition, the Compensation Committee has retained Mercer (US), Inc., or Mercer, a consulting firm specializing in executive compensation matters, to assist the committee in evaluating our compensation programs, policies and objectives. Mercer began providing these services to the Compensation Committee in January 2006.

Comparison of Compensation to Market Data

The Compensation Committee strives to provide compensation opportunities for our executive officers that are competitive with the market in which Leap competes for executive talent. To aid the Compensation Committee in its review of our executive compensation programs, management and/or Mercer periodically prepares a comparison of executive compensation levels at similarly-sized wireless telecommunications companies and other “high-tech” companies. This comparison typically includes statistical summaries of compensation information derived from a number of large, third-party studies and surveys, which, for purposes of considering 2007 compensation for our executive officers, included the Mercer Benchmark Database, the Watson Wyatt Services Report, the Radford Executive Survey and the Mellon High-Technology Survey. These summaries and databases contain executive compensation information for telecommunications, wireless and other companies, although the surveys do not provide the particular names of those companies whose pay practices are surveyed with respect to any particular position being reviewed. In addition to this third-party survey information, Mercer may also present comparative compensation information for a select number of other telecommunications and “high-tech” companies with annual revenues generally comparable to ours and against which we compete for executive talent. As part of its review of compensation for 2007, the Compensation Committee reviewed comparative data prepared by Mercer with respect to the following companies: Alamosa Holdings, American Tower, Centennial Communications, Crown Castle International, Dobson Communications, Nextel Partners, NII Holdings, USA Mobility and Valor. This comparative information, together with the statistical summaries described above, was presented to help the Compensation Committee generally assess comparative compensation levels for positions held by our executive officers. This approach is designed to help us provide executive compensation opportunities that will allow us to remain competitive.

Our Compensation Committee has historically attempted to provide base salaries, target bonus amounts and long-term equity awards for our executive officers that are generally targeted around the 75th percentile of compensation awarded to executives with similar positions and experience. Under this objective, we generally seek to target less than the 75th percentile of total compensation when performance expectations are not met, total compensation at or around the 75th percentile when performance expectations are met, and total compensation at or above the 75th percentile when performance expectations are exceeded. Comparative compensation levels, however, are only one of several factors that our Compensation Committee considers in determining compensation levels for our executive officers. As a result, the individual elements of an executive officers’ overall compensation opportunity may deviate from the 75th percentile based on other considerations, including the executive officer’s experience and tenure in his or her respective position, as well as his or her individual performance, leadership and other skills. In addition, because Leap has experienced, and expects to continue to experience, rapid growth in our business and revenues, the companies against which we measure our compensation will continue to evolve. As a result, although we intend to continue to strive to provide compensation opportunities that are competitive, the Compensation Committee may determine not to fully adjust the compensation levels of our executive officers to keep pace with the 75th percentile of the larger peer companies against which we may be measured.

The extent to which actual compensation to be received by an executive may materially deviate from the targeted compensation opportunity will also depend upon Leap’s corporate and operational performance, the individual performance of the relevant officer as measured against his or her pre-determined individual performance goals for the year, as well as a more subjective assessment of the individual’s contributions. This approach is intended to ensure that there is a direct relationship between Leap’s overall performance in the achievement of its financial and operational goals and each individual named executive officer’s total compensation.

With respect to targeted cash compensation for 2007, the Compensation Committee set base salary and target bonus amounts that substantially comported with the 75th percentile of compensation provided to executives with comparable positions as determined by reference to the survey data and peer group information described above. As described further below, however, actual cash and total compensation amounts earned by our executive officers in 2007 were below the targeted 75th percentile of compensation of executives at comparable companies due to the below-target bonus awards earned during the year as a result of 2007 company performance. In addition, because the compensation levels of our named executive officers reflect, in part, the compensation levels associated with the varying roles and responsibilities of corporate executives in the marketplace, there were significant differentials between the 2007 compensation awarded to our CEO and to our other named executive officers. The difference in Mr. Hutcheson’s compensation relative to the other executive officers, however, is not the result of any internal compensation equity standard but rather reflects our Compensation Committee’s review of the compensation of chief executive officers of other comparable companies, as well as its review of Mr. Hutcheson’s performance.

Performance Goals

As indicated above, an important objective of our compensation program is to provide incentives to our executives to achieve key strategic, financial and individual performance measures. Corporate and individual performance goals are generally established at the beginning of each year. Annual corporate goals are generally formulated by our executive management team and are submitted to the board of directors for review. Management then typically recommends a subset of these goals to the Compensation Committee as the corporate performance goals underlying the annual cash bonus plan for our named executive officers. The corporate performance goals established by our Compensation Committee for our named executive officers generally focus on two key performance metrics: (i) a financial measure we call adjusted OIBDA, which we currently define as operating income (loss) less depreciation and amortization, adjusted to exclude the effects of: gain/loss on sale/disposal of assets; impairment of assets; and share-based compensation expense (benefit); and (ii) our number of net customer additions. We believe that the achievement of these performance goals is dependent in many respects upon the efforts and contributions of our named executive officers and the attainment of their individual performance goals. When determining whether Leap has achieved its corporate performance goals, the Compensation Committee has the ability to make objective adjustments to the performance goals to account for any significant investments or special projects undertaken during the year which were not contemplated when the goals were originally determined. In addition, our Compensation Committee retains the authority to authorize bonus payments to our executive officers that are different from the bonus payments that would otherwise be awarded based on our achievement of the performance goals established for the bonus plans.

At the beginning of each year, our executive officers work with our CEO to establish their individual performance goals for the year, based on their respective roles within the company. For example, individual performance goals established for 2007 included, among others, the retention and expansion of our customer base, maintaining and improving the quality of our wireless network, continued recruitment and development of our employees and continued control and reduction of our operating expenses. These individual performance goals are generally qualitative in nature.

Elements of Executive Compensation

Leap’s executive officer compensation program is comprised of three primary components: base salary; annual short-term incentive compensation in the form of cash bonuses; and long-term incentive compensation in the form of stock options and restricted stock. We also provide certain additional employee benefits and retirement programs to our executive officers.

Base Salary

The base salary for each executive officer is generally established through negotiation at the time the executive is hired, taking into account the executive’s qualifications, experience, prior salary and competitive salary information. As discussed above, in determining base salaries for our executive officers, the Compensation Committee considers compensation paid to comparable officers at comparable companies. In addition, each year the Compensation Committee determines whether to approve merit increases to our executive officers’ base salaries based upon their individual performance and the recommendations of our CEO. From time to time, an executive officer’s base salary may also be increased to reflect changes in competitive salaries for such executive’s position based on the compensation data for comparable companies prepared for our Compensation Committee. Our CEO does not participate in deliberations regarding his own compensation.

In early 2007, as part of its annual salary review, the Compensation Committee increased our CEO’s base salary by 7%. In addition, the Compensation Committee approved merit base salary increases between 0% and 10.6% for our other named executive officers. These annual merit salary increases reflected the Compensation

Committee’s review of the compensation levels of each of our named executive officers as compared to those of officers with similar positions at comparable companies, as well as the Committee’s assessment of each individual named executive officer’s performance during the prior year. Our named executive officers’ base salaries for 2007 are set forth in the Summary Compensation Table below.

Annual Performance Bonus

We provide an annual cash performance bonus to our executive officers. The purpose of these bonus awards is to provide an incentive to our executive officers to assist us in achieving our principal financial and operating performance goals. In determining the potential bonus opportunity for an executive officer for a given year, the Compensation Committee generally intends that approximately 75% of the targeted amount of the annual performance bonus be based upon Leap’s corporate performance and that approximately 25% be based upon the officer’s individual performance.

Prior to 2007, the entire amount of an officer’s annual performance bonus was payable under the Cricket Non-Sales Bonus Plan for the relevant year. The Cricket Non-Sales Bonus Plan is a bonus plan established each year for eligible employees of Cricket and provides for the payment of cash bonuses to employees working a specified minimum number of hours per week (other than employees who are eligible to participate in Cricket’s separate sales bonus plan). Payment of bonuses to our executive officers under the Cricket Non-Sales Bonus Plan is administered by the Compensation Committee. Historically, 75% of the target amount payable to an officer under the Cricket Non-Sales Bonus Plan for the relevant year was based upon Leap’s achievement of corporate performance goals and 25% was based on an evaluation of the individual officer’s performance throughout the year.

In 2007, our board of directors adopted and our stockholders approved the Leap Wireless International, Inc. Executive Incentive Bonus Plan, or the Executive Bonus Plan. The Executive Bonus Plan is a bonus plan for our executive officers and other eligible members of management which provides for the payment of cash bonuses based on Leap’s achievement of certain predetermined corporate performance goals, with the intention that such bonuses be deductible as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The Executive Bonus Plan is further described below under the heading “— The Leap Wireless International, Inc. Executive Incentive Bonus Plan” and is administered by the Executive Bonus Plan Committee, or the Plan Committee, consisting of Compensation Committee members Mark Rachesky and Michael Targoff. Beginning in 2007, the 75% portion of the annual performance bonus attributable to corporate performance goals became payable to our executive officers under the Executive Bonus Plan and the 25% portion attributable to their individual performance was payable under the Cricket Non-Sales Bonus Plan for 2007, or the 2007 Non-Sales Bonus Plan.

Determination of Targets and Performance Goals

Target and maximum bonus amounts payable to our executive officers are established early in the year, generally as a percentage of each individual executive officer’s base salary. For 2007 compensation, overall target bonuses were set at 100% of base salary for our CEO, 80% of base salary for our executive vice presidents and 65% of base salary for the other individuals serving as named executive officers. The actual bonus award payable to the executive officers is generally 0% to 200% of the target bonus amount, based on the relative attainment of the corporate and individual performance objectives, subject to the Committee’s discretion to reduce the amount payable. These target and maximum bonus amounts are based, in part, on the Compensation Committee’s review of cash bonus payments made to similarly situated executives of other comparable and surveyed companies, as described above.

As more fully described above, the corporate and individual performance goals used to determine the actual amount of the annual performance bonus are generally established at the beginning of the year. With respect to the 75% portion of the target bonus attributable to corporate performance, the performance goals generally relate to financial and operational goals for adjusted OIBDA and our number of net customer additions, each of which goals is weighted evenly in determining the amount of the bonus. With respect to 2007 performance, this portion of the bonus was payable semi-annually, with up to 50% of the target amount payable after completion of our second fiscal quarter and any remaining amount payable after completion of our fiscal year. Beginning in 2008, the entire amount of any corporate performance bonus will be payable following completion of the fiscal year.

With respect to the 25% portion of the target bonus attributable to individual performance, performance goals are determined for our CEO and other executive officers based on their respective role within the company. Following the completion of our fiscal year, each of the executive officers is evaluated in light of the performance goals he or she established for the year. The Compensation Committee determines the portion of our CEO’s bonus attributable to individual performance based upon his achievement of performance goals, as well as its subjective and more qualitative assessment of his performance. For our other named executive officers, the Compensation Committee determines the portion of the annual bonus attributable to individual performance based, in part, upon a rating assigned to each individual each quarter by our CEO based upon his assessment of such individual’s achievement of performance goals, as well as the Compensation Committee’s subjective and more qualitative assessment of such individual’s overall performance.

2007 Performance Bonus Awards

Corporate performance goals for the Executive Bonus Plan were approved in early 2007. The performance targets to permit each of our named executive officers to receive 100% of their 2007 target bonus for corporate performance were: (i) approximately $450 million of adjusted OIBDA; and (ii) approximately 850,000 net customer additions. The threshold levels, below which no performance bonus would be paid, were: (i) approximately 90% of the adjusted OIBDA target; and (ii) approximately 80% of the net customer additions target. Individual performance goals established among our named executive officers for fiscal 2007 included, among others, the retention and expansion of our customer base, maintaining and improving the quality of our wireless network, continued recruitment and development of our employees and continued control and reduction of our operating expenses.

Following the completion of our second fiscal quarter of 2007, the Plan Committee approved the payment of bonuses in July 2007 to our named executive officers based on Leap’s results for adjusted OIBDA and net customer additions for the first six months of the year as measured against the corporate performance goals described above. The amounts paid to the named executive officers under the Executive Bonus Plan for the first six months of 2007 were as follows: Mr. Hutcheson: $224,274; Mr. Umetsu, $106,262; Mr. Moschner, $106,008; and Mr. Stephens, $68,619. Mr. Khalifa ceased serving as our executive vice president and CFO as of September 6, 2007 and did not receive a corporate performance bonus in 2007. As contemplated by the Executive Bonus Plan, any remaining amounts payable to our named executive officers under the Executive Bonus Plan were payable after the fourth quarter of 2007 upon finalization of our 2007 fiscal year results. Based upon our 2007 results for net customer additions and adjusted OIBDA, no additional amounts were payable to our named executive officers under the Executive Bonus Plan. The adjusted OIBDA and net customer additions performance targets for 2008 have not yet been determined. We expect that these targets, however, will be set in a manner consistent with prior years, will be challenging to achieve and will be intended to reward significant company performance.

With respect to the portion of the bonus based upon individual performance, the Compensation Committee determined the amount of the bonus based, in part, upon a rating assigned to each individual each quarter by our CEO based upon his assessment of such individual’s achievement of performance goals, as well as the Compensation Committee’s more subjective and qualitative assessment of such individual’s overall performance. As part of this assessment, the Compensation Committee determined to double the amount of the potential bonus opportunity attributable to the executive officers’ performance in the fourth quarter of 2007 under the 2007 Non-Sales Bonus Plan. This potential fourth quarter bonus opportunity was made available to all participants under the 2007 Non-Sales Bonus Plan, including our named executive officers, to recognize the significant efforts of senior management and other employees during the year. Following its consideration of the named executive officers’ performance for the year in light of the goals set forth above, the Compensation Committee approved the payment of the following individual performance bonuses to our named executive officers under the 2007 Non-Sales Bonus Plan: Mr. Hutcheson: $248,374; Mr. Umetsu, $127,280; Mr. Moschner, $136,352; and Mr. Stephens, $64,260.

Aggregate cash bonuses paid to our named executive officers under the Executive Bonus Plan and the 2007 Non-Sales Bonus Plan, expressed as an approximate percentage of their aggregate target bonus, were as follows: Mr. Hutcheson, 77%; Mr. Umetsu, 80%; Mr. Moschner, 84%; and Mr. Stephens, 70%.

Long-Term Incentive Compensation

Leap provides long-term incentive compensation to its executive officers and other selected employees through the 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan, or the 2004 Stock Plan. The 2004 Stock Plan was approved and adopted by the Compensation Committee in 2004 pursuant to authority delegated to it by the board of directors and is generally administered by the Compensation Committee. See “— 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan” for additional information regarding the 2004 Stock Plan.

Under the 2004 Stock Plan, we grant our executive officers and other selected employees non-qualified stock options at an exercise price equal to (or greater than) the fair market value of Leap common stock (as determined under the 2004 Stock Plan) on the date of grant and restricted stock at a purchase price equal to the par value per share. Since our adoption of the 2004 Stock Plan, the practice of the Compensation Committee has generally been to grant initial awards to executive officers and other eligible employees that join us which vest in full in three to five years after the date of grant (with no partial time-based vesting for the awards in the interim) but that are subject to accelerated performance-based vesting prior to that time if Leap meets certain performance targets. Beginning in late 2006, the Compensation Committee also began to make annual refresher grants of options and restricted stock to our executive officers and other eligible employees. We believe that the awards under the 2004 Stock Plan help us to reduce officer and employee turnover and to retain the knowledge and skills of our key employees. The size and timing of equity awards is based on a variety of factors, including Leap’s overall performance, the recipient’s individual performance and competitive compensation information, including the value of such awards granted to comparable executive officers as set forth in the statistical summaries of compensation data for comparable companies prepared for the Compensation Committee.

In January 2005, we made initial grants of stock options and restricted stock under the 2004 Stock Plan to our then-acting executive officers, which awards were to vest in full approximately three years after the date of grant with no partial time-based vesting for the awards. These awards were, however, subject to accelerated performance-based vesting in increments ranging from 10% to 30% of the applicable award per year if Leap met certain annual performance targets in 2005 or 2006 relating to the following: (i) our adjusted earnings before interest, taxes, depreciation and amortization, or EBITDA; and (ii) our number of net customer additions. Following the grant of these awards, there was no accelerated vesting in 2006 based upon our 2005 financial results. The following year, vesting for a portion of these awards was accelerated in 2007 based on our achievement of 2006 annual results. As a result, 19.3% of the shares underlying each award granted to our named executive officers vested on an accelerated basis, other than the awards held by Mr. Hutcheson, whose agreements provided for 20% performance-based vesting. For 2006, the performance targets to entitle 20% of the shares underlying the awards to vest on an accelerated basis were: (i) approximately $264 million of adjusted EBITDA; and (ii) approximately 650,000 net customer additions; and the threshold levels, below which no accelerated performance-based vesting would occur, were: (i) approximately 90% of the adjusted EBITDA target; and (ii) approximately 70% of the net customer additions target.

Initial grants of stock options and restricted stock to executive officers who joined us or were promoted after May 2005 vest in full five years after the date of grant with no partial time-based vesting for the awards, but are subject to accelerated performance-based vesting in increments ranging from 10% to 30% of the applicable award per year if Leap meets certain adjusted EBITDA and net customer addition performance targets, measured for fiscal years 2006 to 2008 for grants occurring prior to February 2006, and measured for fiscal years 2007 to 2009 for awards granted after that date. As more fully described above, vesting of a portion of these awards was accelerated in February 2007 based on the levels of 2006 adjusted EBITDA and net customer additions achieved by Leap. Based upon our 2007 results for net customer additions and adjusted EBITDA, there was no additional accelerated vesting for any portions of our stock options and restricted stock in 2008. For 2007, the performance targets to entitle 20% of the shares underlying the awards to vest on an accelerated basis were: (i) approximately $450 million of adjusted EBITDA; and (ii) 870,000 net customer additions; and the threshold levels, below which no accelerated performance-based vesting would occur, were: (i) approximately 90% of the adjusted EBITDA target; and

(ii) approximately 80% of the net customer additions target. We expect to modify our 2008 adjusted EBITDA and net customer additions performance targets to reflect our current plans for 2008 and that such targets will be challenging to achieve and will result in accelerated vesting in the event of significant company performance.

In connection with a review of our executive compensation policies in October 2006, we noted that a significant portion of the equity grants previously awarded to several of our named executive officers were to vest in early 2008. Therefore, in order to achieve our executive compensation objectives noted above, including the long-term retention of members of our senior management team, in December 2006, the Compensation Committee recommended, and the board granted, an aggregate of 190,000 non-qualified stock options and 27,500 restricted stock awards to Messrs. Hutcheson, Umetsu, Moschner and Stephens. These additional grants of stock options and restricted stock awards vest in four years, with the options vesting in equal 25% annual increments and the shares of restricted stock vesting in full on the fourth anniversary of the date of grant. The amount, nature and timing of these grants were based, in part, on the equity holdings (and the related vesting of such holdings) of similarly situated executives as set forth in the statistical summaries of compensation data for comparable companies. Consistent with this practice, on February 20, 2008, the Compensation Committee approved the additional grant of an aggregate of 18,000 non-qualified stock options to Mr. Moschner and 75,000 shares of restricted stock to Messrs. Umetsu, Moschner and Stephens, with such grants effective on February 29, 2008. The Compensation Committee approved the grant of 100,000 non-qualified stock options and 50,000 shares of restricted stock to Mr. Hutcheson on March 25, 2008. These additional grants of stock options and restricted stock generally vest in four years, with the options vesting in equal 25% annual increments and the shares of restricted stock vesting in 25% equal increments on the second and third anniversaries of grant and 50% on the fourth anniversary of the date of grant. With respect to the restricted stock awards to Messrs. Umetsu and Stephens, one-third of the underlying shares vest on March 1, 2009 and the remaining two-thirds of the underlying shares vest on March 1, 2010.

401(k) Plan

Leap maintains a 401(k) plan for all employees, and provides a 50% match on employees’ contributions, with Leap’s matching funds limited to 6% of an employee’s base salary. Leap’s 401(k) plan allows eligible employees to contribute up to 30% of their salary, subject to annual limits. We match a portion of the employee contributions and may, at our discretion, make additional contributions based upon earnings. Our contributions for the year ended December 31, 2007 were approximately $1,571,000.

Other Benefits

Our executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life and disability insurance, in each case on the same basis as other employees, subject to applicable law. We also provide vacation and other paid holidays to all employees, including our executive officers. In addition, Leap provides certain executive officers with supplemental health coverage with a maximum benefit of $50,000 per year per family unit, the ability to apply for supplemental, company-paid executive disability insurance that provides a benefit of up to $2,500 per month up to age 65, a supplemental, company-paid executive life insurance policy of $250,000, and $750,000 of executive accidental death and disability insurance to our senior vice presidents and other executive officers. Leap also provides a tax planning reimbursement benefit to certain executive officers, with the amount of the annual reimbursement capped at $10,000 to $15,000 depending upon the position of the executive. We believe that these additional benefits are reasonable in scope and amount and are typically offered by other companies against which we compete for executive talent. We do not maintain any pension plans or plans that provide for the deferral of compensation on a basis that is not tax-qualified.

Policy on Deductibility of Executive Officer Compensation

Section 162(m) of the Code generally disallows a tax deduction to a publicly-held company for compensation in excess of $1 million paid to its chief executive officer and its four most highly compensated executive officers. Performance-based compensation tied to the attainment of specific goals is excluded from the limitation. In late 2006, the Compensation Committee evaluated whether Leap should take action with respect to the tax deductibility of Leap’s executive compensation under Section 162(m) of the Code, and generally concluded that it would be advisable for Leap to undertake the necessary steps to cause Leap’s performance-based cash bonus payments and future grants of stock options to executive officers to qualify as potential performance-based compensation plans under Section 162(m) of the Code. Stockholders approved the Executive Bonus Plan and the 2004 Stock Plan at our 2007 Annual Meeting of Stockholders, and the board intends to generally administer the plans in the manner required to make future payments under the Executive Bonus Plan and to grant options under the 2004 Stock Plan that constitute qualified performance-based compensation under Section 162(m). With respect to 2008 compensation, it is unlikely that specific performance goals will be finalized in time to make any corporate performance bonuses payable under the Executive Bonus Plan fully deductible under Section 162(m). In addition, the board also retains the discretion to pay discretionary bonuses or other types of compensation outside of the plans which may or may not be tax deductible.

Summary Compensation

The following table sets forth certain information with respect to compensation for the year ended December 31, 2007 and 2006 earned by or paid to our CEO and acting CFO, our three next most highly compensated executive officers as of the end of the last fiscal year, and our former CFO. We refer to these officers collectively as our named executive officers for 2007.

				Non-Equity
				Incentive Plan	Stock	Option	All Other
Name and Principal Position	Year	Salary	Bonus	Compensation(1)	Awards(2)	Awards(3)	Compensation(4)	Total

S. Douglas Hutcheson	2007	$610,385	$—	$472,648	$1,204,349	$1,759,639	$27,164	$4,074,185
CEO, President, Acting CFO and Director	2006	$541,346	$100,000	$700,000	$926,452	$942,522	$20,801	$3,231,121
Glenn T. Umetsu	2007	$361,654	$—	$233,542	$890,086	$760,115	$32,716	$2,278,113
Executive Vice President and Chief Technology Officer	2006	$334,154	$—	$342,725	$801,957	$548,791	$30,989	$2,058,616
Albin F. Moschner	2007	$360,962	$—	$242,360	$402,703	$1,206,153	$31,057	$2,243,235
Executive Vice President and Chief Marketing Officer	2006	$327,692	$—	$336,684	$314,574	$994,830	$55,050	$2,028,830
Leonard C. Stephens	2007	$286,923	$5,000	$132,879	$303,802	$250,793	$21,880	$1,001,277
Senior Vice President, Human Resources	2006	$282,500	$10,000	$217,229	$508,257	$152,175	$16,031	$1,186,192
Amin I. Khalifa(5)	2007	$274,039	$—	$—	$315,596	$840,107	$658,657	$2,088,399
Former Executive Vice President and CFO	2006	$115,385	$50,000	$123,168	$108,081	$287,708	$13,246	$697,588

(1)	For 2007, the amounts represent aggregate cash bonuses earned during 2007 under the Executive Bonus Plan and the 2007 Non-Sales Bonus Plan. For 2006, the amounts represent cash bonuses earned during 2006 under the 2006 Non-Sales Bonus Plan.

(2)	Represents annual compensation cost for fiscal 2007 or fiscal 2006 of restricted stock awards granted to our named executive officers in accordance with Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” or SFAS 123(R). For information regarding assumptions made in connection with this valuation, please see Note 9 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on February 29, 2008. Restricted stock awards to named executive officers issued under the 2004 Stock Plan grant such executives the right to purchase, subject to vesting, shares of common stock at a purchase price of $0.0001 per share.

(3)	Represents annual compensation cost for fiscal 2007 or fiscal 2006 of options to purchase Leap common stock granted to our named executive officers in accordance with SFAS 123(R). For information regarding assumptions made in connection with this valuation, please see Note 9 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on February 29, 2008.

(4)	Includes the other compensation set forth in the table below:

		Matching	Executive	Financial	Housing and	Sick
		401(k)	Benefits	Planning	Other Living	Leave/Vacation	Severance	Total Other
Name	Year	Contributions	Payments	Services	Expenses	Payout	Payment	Compensation

S. Douglas Hutcheson	2007	$6,750	$7,898	$1,458	$—	$11,058	$—	$27,164
	2006	$6,600	$4,357	$3,113	$—	$6,731	$—	$20,801
Glenn T. Umetsu	2007	$6,750	$4,343	$15,161	$—	$6,462	$—	$32,716
	2006	$6,600	$2,671	$15,564	$—	$6,154	$—	$30,989
Albin F. Moschner	2007	$6,750	$4,457	$—	$13,504	$6,346	$—	$31,057
	2006	$6,600	$2,929	$—	$40,156	$5,365	$—	$55,050
Leonard C. Stephens	2007	$6,750	$8,450	$1,247	$—	$5,433	$—	$21,880
	2006	$6,600	$3,217	$1,868	$—	$4,346	$—	$16,031
Amin I. Khalifa	2007	$5,038	$22,511	$19,922	$—	$20,561	$590,625	$658,657
	2006	$1,731	$4,167	$7,348	$—	$—	$—	$13,246

(5)	Our board appointed Mr. Khalifa as our executive vice president and CFO, effective as of August 28, 2006. Mr. Khalifa ceased serving as our executive vice president and CFO as of September 6, 2007.

2007 Grants of Plan-Based Awards

The following table sets forth certain information with respect to the grants of non-equity incentive plan awards made for the year ended December 31, 2007 to the named executive officers under the Executive Bonus Plan and the 2007 Non-Sales Bonus Plan. No grants of restricted stock or options to purchase Leap common stock were made to our named executive officers during the year ended December 31, 2007 under our 2004 Stock Plan.

		Estimated Possible Payouts Under
		Non-Equity
		Incentive Plan Awards(1)
Name	Grant Date	Threshold	Target	Maximum

S. Douglas Hutcheson
Executive Bonus Plan	3/28/07	$114,778	$459,113	$918,226
2007 Non-Sales Bonus Plan	3/28/07	$114,778	$153,038	$383,582
Glenn T. Umetsu
Executive Bonus Plan	3/28/07	$54,440	$217,761	$435,521
2007 Non-Sales Bonus Plan	3/28/07	$54,440	$72,586	$181,974
Albin F. Moschner
Executive Bonus Plan	3/28/07	$54,376	$217,504	$435,008
2007 Non-Sales Bonus Plan	3/28/07	$54,376	$72,501	$181,803
Leonard C. Stephens
Executive Bonus Plan	3/28/07	$34,996	$139,983	$279,965
2007 Non-Sales Bonus Plan	3/28/07	$34,996	$46,661	$116,873
Amin I. Khalifa
Executive Bonus Plan	3/28/07	$56,250	$225,000	$450,000
2007 Non-Sales Bonus Plan	3/28/07	$56,250	$75,000	$187,808

(1)	Represents estimated potential payouts of non-equity incentive plan awards for 2007 under the Executive Bonus Plan and under the 2007 Non-Sales Bonus Plan. The material terms of the plans are described in “— Elements of Executive Compensation — Annual Performance Bonus” above. Actual amounts paid to the named executive officers pursuant to the Executive Bonus Plan are disclosed in the Summary Compensation Table above under the heading “Non-Equity Incentive Plan Compensation.”

Discussion of Summary Compensation and Grants of Plan-Based Awards Tables

Our executive compensation policies and practices, pursuant to which the compensation set forth in the Summary Compensation Table and the Grants of Plan-Based Awards table was paid or awarded, are described above under “Compensation Discussion and Analysis.” A summary of certain material terms of our compensation plans and arrangements is set forth below.

Amended and Restated Executive Employment Agreement with S. Douglas Hutcheson

Effective as of February 25, 2005, Cricket and Leap entered into an Amended and Restated Executive Employment Agreement with S. Douglas Hutcheson in connection with Mr. Hutcheson’s appointment as our CEO. The Amended and Restated Executive Employment Agreement amends, restates and supersedes the Executive Employment Agreement dated January 10, 2005, as amended, among Mr. Hutcheson, Cricket and Leap. The Amended and Restated Executive Employment Agreement was amended as of June 17, 2005 and February 17, 2006. As amended, the agreement is referred to in this prospectus as the Executive Employment Agreement. Mr. Hutcheson’s term of employment under the Executive Employment Agreement expires on December 31, 2008, unless extended by mutual agreement. On September 6, 2007, Mr. Hutcheson was named as Leap’s Acting Chief Financial Officer.

Under the Executive Employment Agreement, Mr. Hutcheson received an annual base salary of $350,000 through January 27, 2006, and an annual base salary of $550,000 beginning on January 28, 2006, subject to adjustment pursuant to periodic reviews by Leap’s board, and an opportunity to earn an annual performance bonus. On May 18, 2006, Leap’s board authorized an increase in Mr. Hutcheson’s annual base salary from $550,000 per year to $575,000 per year. Mr. Hutcheson’s base salary was subsequently increased from $575,000 to $615,000 in January 2007 and from $615,000 to $650,000 effective January 2008. Mr. Hutcheson’s annual target performance bonus also was increased to 100% of his base salary. The amount of any annual performance bonus is to be determined in accordance with Cricket’s prevailing annual performance bonus practices that are generally used to determine annual performance bonuses for Cricket’s senior executives. In the event Mr. Hutcheson is employed by Cricket on December 31, 2008, then Mr. Hutcheson will receive the final installment of his 2008 annual performance bonus without regard to whether he is employed by Cricket on the date such final installments are paid to senior executives of Cricket. In addition, the Executive Employment Agreement specifies that Mr. Hutcheson is entitled to participate in all insurance and benefit plans generally available to Cricket’s executive officers.

If, during the term of the Executive Employment Agreement, all or substantially all of Cricket’s assets, or shares of stock of Cricket or Leap having 50% or more of the voting rights of the total outstanding stock of Cricket or Leap, as the case may be, are sold with the approval of or pursuant to the active solicitation of the boards of directors of Cricket or Leap, as applicable, to a strategic investor, and if Mr. Hutcheson continues his employment with Cricket or its successor for two months following the closing of such sale, Cricket will pay to Mr. Hutcheson a stay bonus in a lump sum payment equal to one and one half times the sum of his then current annual base salary and target performance bonus.

Under the terms of the Executive Employment Agreement (as in effect prior to the amendments described below), if Mr. Hutcheson’s employment is terminated as a result of his discharge by Cricket other than for cause or if he resigns with good reason, he will be entitled to receive: (1) any unpaid portion of his salary and accrued benefits earned up to the date of termination; (2) a lump sum payment equal to one and one-half times the sum of his then current annual base salary plus his target performance bonus (although this payment would not be due to Mr. Hutcheson if he receives the stay bonus described above); and (3) if he elects continuation health coverage under COBRA, the premiums for such continuation health coverage paid by Cricket for a period of 18 months (or, if earlier, until he is eligible for comparable coverage with a subsequent employer). Mr. Hutcheson will be required to execute a general release as a condition to his receipt of any of these severance benefits.

The Executive Employment Agreement also provides that if Mr. Hutcheson’s employment is terminated by reason of his discharge other than for cause or his resignation with good reason, in each case within one year of a change in control of Leap, and he is subject to excise tax pursuant to Section 4999 of the Code as a result of any payments to him, then Cricket will pay him a “gross-up payment” equal to the sum of the excise tax and all federal, state and local income and employment taxes payable by him with respect to the gross-up payment. This gross-up payment will not exceed $1 million and, if Mr. Hutcheson’s employment was terminated by reason of his resignation for good reason, such payment is conditioned on Mr. Hutcheson’s agreement to provide consulting services to Cricket or Leap for up to three days per month for up to a one-year period for a fee of $1,500 per day.

If Mr. Hutcheson’s employment is terminated as a result of his discharge by Cricket for cause or if he resigns without good reason, he will be entitled only to his accrued base salary through the date of termination. If Mr. Hutcheson’s employment is terminated as a result of his death or disability, he will be entitled only to his accrued base salary through the date of death or termination, as applicable, and his pro rata share of his target performance bonus for the year in which his death or termination occurs.

For purposes of Mr. Hutcheson’s Executive Employment Agreement (as in effect prior to the amendments described below), “cause” is generally defined to include: (i) his willful failure substantially to perform his duties with Cricket or Leap; (ii) his willful failure substantially to follow and comply with the specific and lawful directives of the board of Cricket or Leap which are consistent with his duties; (iii) his commission of an act of fraud or dishonesty materially impacting or involving Leap or Cricket; or (iv) his willful engagement in illegal conduct or gross misconduct. For purposes of Mr. Hutcheson’s employment, “good reason” is generally defined to include the occurrence of any of the following circumstances, unless cured prior to the date of Mr. Hutcheson’s termination of employment: (i) the continuous assignment to him of any duties materially inconsistent with his position, a significant adverse alteration in the nature or status of his responsibilities or the conditions of his employment with Leap or Cricket, or any other action that results in a material diminution in his position, authority, title, duties or responsibilities; (ii) reduction of his annual base salary; (iii) the relocation of the offices at which he is principally employed to a location more than 60 miles from such location, but only after he has commuted for a period of one year to the new location (with Cricket bearing the reasonable cost of such commuting); (iv) Cricket’s failure to pay any portion of his current compensation or to continue to provide certain benefits; (v) the continuation or repetition of harassing or denigrating treatment of him by Cricket inconsistent with his position; or (vi) the failure of a successor to Cricket to retain his services for at least one year on substantially the same terms as set forth in his employment agreement.

In February 2008, our Compensation Committee approved amendments to Mr. Hutcheson’s Executive Employment Agreement to increase the severance compensation and benefits he would receive if his employment is terminated as a result of his discharge by Cricket other than for cause or if he resigns for good reason, and to conform the definitions of “cause” and “good reason” to the definitions in the amended Severance Benefits Agreement for our executive vice presidents and senior vice presidents, which are described below. This amendment would increase the severance benefits to which Mr. Hutcheson is entitled to receive in the event of such a termination to a lump-sum payment equal to two times the sum of his then current annual base salary plus his target performance bonus and continued health coverage for a period of 24 months. See “— Severance and Change in Control Arrangements — Executive Vice Presidents and Senior Vice Presidents” below.

Effective January 5, 2005, Leap’s Compensation Committee granted Mr. Hutcheson non-qualified stock options to purchase 85,106 shares of Leap common stock at $26.55 per share under the 2004 Stock Plan. Also on January 5, 2005, the Compensation Committee agreed to grant Mr. Hutcheson restricted stock awards to purchase 90,000 shares of Leap common stock at $.0001 per share and deferred stock unit awards to purchase 30,000 shares of Leap common stock at $.0001 per share, if and when Leap filed a Registration Statement on Form S-8 with respect to the 2004 Stock Plan. Under the Executive Employment Agreement, on February 24, 2005, Mr. Hutcheson was granted additional non-qualified stock options to purchase 75,901 shares of Leap common stock at $26.35 per share. The Compensation Committee also agreed to grant Mr. Hutcheson restricted stock awards to purchase 9,487 shares of Leap common stock at $.0001 per share, if and when a Registration Statement on Form S-8 was filed. Leap filed a Registration Statement on Form S-8 with respect to the 2004 Stock Plan on June 17, 2005, and the restricted stock awards and deferred stock unit awards that had been made contingent upon that filing were then issued to Mr. Hutcheson.

In the case of the 85,106 stock options granted to Mr. Hutcheson, 17,021 shares subject to the options became exercisable in February 2007 as a result of Leap’s achievement of adjusted EBITDA and net customer addition targets for fiscal year 2006 (as described above), and the remaining shares subject to the options became exercisable on January 5, 2008. In the case of the restricted stock award to acquire 90,000 shares, 18,000 shares became vested in February 2007 as a result of Leap’s achievement of adjusted EBITDA and net customer addition targets for fiscal year 2006, and the remaining shares vested on February 28, 2008. In the case of the 75,901 shares subject to stock options and 9,487 shares subject to restricted stock awards, 15,180 shares subject to stock options and 1,897 shares of restricted stock vested and became exercisable in February 2007 as a result of Leap’s achievement of adjusted EBITDA and net customer addition targets for fiscal year 2006. Based upon our 2007 results for net customer additions and adjusted EBITDA, there was no additional accelerated vesting for any portions of our stock options and restricted stock in 2008, and the remaining shares will vest and become exercisable on December 31, 2008. In each case, Mr. Hutcheson must be an employee, director or consultant of Cricket or Leap on such date.

For a discussion of the equity awards granted to Mr. Hutcheson in 2006, please see “— Elements of Executive Compensation — Long-Term Incentive Compensation” above.

The stock options and restricted stock awards granted to Mr. Hutcheson will also become exercisable and/or vested on an accelerated basis in connection with certain changes in control or if Cricket terminates Mr. Hutcheson’s employment other than for cause or if he resigns with good reason within 90 days prior to or within 12 months following a change in control, in each case on the same basis as our other executive officers and, as more fully described below under the heading “— Severance and Change in Control Arrangements.” In addition, if Mr. Hutcheson’s employment is terminated by reason of discharge by Cricket other than for cause or if he resigns for good reason, regardless of whether such termination is in connection with a change in control, any remaining shares subject to his stock options and restricted stock awards will become exercisable and/or vested on the regularly scheduled vesting date in 2008. Mr. Hutcheson will be required to execute a general release as a condition to his receipt of the foregoing accelerated vesting. For purposes of the accelerated vesting provisions of Mr. Hutcheson’s equity awards, the terms “cause” and “good reason” have the same meanings as in his employment agreement, which are described above. The term “change in control” has the same meaning given to such term under the 2004 Stock Plan, which definition is described below under “— Severance and Change in Control Arrangements — Change in Control Vesting of Stock Options and Restricted Stock for Other Named Executive Officers.”

2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan

Under the 2004 Stock Plan, Leap grants executive officers and other selected employees non-qualified stock options at an exercise price equal to the fair market value of Leap common stock (as determined under the 2004 Stock Plan) on the date of grant and restricted stock at a purchase price equal to par value. The 2004 Stock Plan was adopted by the Compensation Committee of our board, acting pursuant to a delegation of authority, following our emergence from bankruptcy, as contemplated by Section 5.07 of our plan of reorganization. The 2004 Stock Plan allows Leap to grant options under the 2004 Stock Plan that constitute “qualified performance-based compensation” exempt from the limits on deductibility under Section 162(m) of the Code and also allows Leap to grant incentive stock options within the meaning of Section 422 of the Code. The 2004 Stock Plan will be in effect until December 2014, unless Leap’s board terminates the 2004 Stock Plan at an earlier date.

The aggregate number of shares of common stock subject to awards under the 2004 Stock Plan is currently 8,300,000. That number may be adjusted for changes in Leap’s capitalization and certain corporate transactions, as described below. To the extent that an award expires, terminates or is cancelled without having been exercised in full, any unexercised shares subject to the award will be available for future grant or sale under the 2004 Stock Plan. Shares of restricted stock which are forfeited or repurchased by us pursuant to the 2004 Stock Plan may again be optioned, granted or awarded under the 2004 Stock Plan. In addition, shares of common stock which are delivered by the holder or withheld by us upon the exercise of any award under the 2004 Stock Plan in payment of the exercise or purchase price of such award or tax withholding thereon may again be optioned, granted or awarded under the 2004 Stock Plan. The maximum number of shares that may be subject to awards granted under the 2004 Stock Plan to any individual in any calendar year may not exceed 1,500,000.

The 2004 Stock Plan is generally administered by the Compensation Committee of Leap’s board of directors. However, Leap’s board determines the terms and conditions of, and interprets and administers, the 2004 Stock Plan for awards granted to our non-employee directors. As appropriate, administration of the 2004 Stock Plan may be revested in Leap’s board. In addition, for administrative convenience, Leap’s board may determine to grant to one or more members of Leap’s board or to one or more officers the authority to make grants to individuals who are not directors or executive officers.

The 2004 Stock Plan authorizes discretionary grants to our employees, consultants and non-employee directors, and to the employees and consultants of our subsidiaries, of stock options, restricted stock and deferred stock units. As of December 31, 2007, outstanding equity awards are held by approximately 200 of our approximately 2,400 employees and our four non-employee directors.

In the event of certain changes in the capitalization of our company or certain corporate transactions involving our company and certain other events (including a change in control, as defined in the 2004 Stock Plan), the board or Compensation Committee will make appropriate adjustments to awards under the 2004 Stock Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards. We will give award holders 20 days’ prior written notice of certain changes in control or other corporate transactions or events (or such lesser notice as is determined appropriate or administratively practicable under the circumstances) and of any actions the board or Compensation Committee intends to take with respect to outstanding awards in connection with such change in control, transaction or event. Award holders will also have an opportunity to exercise any vested awards prior to the consummation of such changes in control or other corporate transactions or events (and such exercise may be conditioned on the closing of such transactions or events).

The Leap Wireless International, Inc. Executive Incentive Bonus Plan

The Executive Bonus Plan authorizes the Compensation Committee or such other committee as may be appointed by the board to establish periodic bonus programs based on specified performance objectives. The purpose of the Executive Bonus Plan is to motivate its participants to achieve specified performance objectives and to reward them when those objectives are met with bonuses that are intended to be deductible to the maximum extent possible as “performance-based compensation” within the meaning of Section 162(m) of the Code. Leap may, from time to time, also pay discretionary bonuses, or other types of compensation, outside the Executive Bonus Plan which may or may not be tax deductible.

The Executive Bonus Plan is administered by the Compensation Committee, or such other committee as may be appointed by the board consisting solely of two or more directors, each of whom is intended to qualify as an “outside director” within the meaning of Section 162(m) of the Code. On March 28, 2007, the board established the Plan Committee, consisting of Dr. Rachesky and Mr. Targoff, to conduct the general administration of the Executive Bonus Plan. The Executive Bonus Plan was approved by Leap’s stockholders in May 2007 at the 2007 Annual Meeting.

Under the Executive Bonus Plan, an eligible participant will be eligible to receive awards based upon Leap’s performance against the targeted performance objectives established by the Plan Committee. If and to the extent the performance objectives are met, an eligible participant will be eligible to receive a bonus award to be determined by the Plan Committee, which bonus amount may be a specific dollar amount or a specified percentage of such participant’s base compensation for the performance period. Participation in the Executive Bonus Plan is limited to those senior vice presidents or more senior officers of Leap or any subsidiary who are selected by the Plan Committee to receive a bonus award under the Executive Bonus Plan.

For each performance period with regard to which one or more eligible participants in the Executive Bonus Plan is selected by the Plan Committee to receive a bonus award, the Plan Committee establishes in writing one or more objectively determinable performance objectives for such bonus award, based upon one or more of the business criteria set forth in the plan, any of which may be measured in absolute terms, as compared to any incremental increase or as compared to the results of a peer group. The performance objectives (including any adjustments) must be established in writing by the Plan Committee no later than the earlier of (i) the ninetieth day following the commencement of the period of service to which the performance goals relate or (ii) the date preceding the date on which 25% of the period of service (as scheduled in good faith at the time the performance objectives are established) has lapsed; provided that the achievement of such goals must be substantially uncertain at the time such goals are established in writing. Performance periods under the Executive Bonus Plan will be specified by the Plan Committee and may be a fiscal year of Leap or one or more fiscal quarters during a fiscal year.

The Plan Committee, in its discretion, may specify different performance objectives for each bonus award granted under the Executive Bonus Plan. Following the end of the performance period in which the performance objectives are to be achieved, the Plan Committee will, within the time prescribed by Section 162(m) of the Code, determine whether, and to what extent, the specified performance objectives have been achieved for the applicable performance period.

The maximum aggregate amount of all bonus awards granted to any eligible participant under the Executive Bonus Plan for any fiscal year is $1,500,000. The Executive Bonus Plan, however, is not the exclusive means for the

Compensation Committee to award incentive compensation to those persons who are eligible for bonus awards under the Executive Bonus Plan and does not limit the Compensation Committee from making additional discretionary incentive awards. The Plan Committee, in its discretion, may reduce or eliminate the bonus amount otherwise payable to an eligible participant under the Executive Bonus Plan.

If an eligible participant’s employment with Leap or a subsidiary is terminated, including by reason of such participant’s death or disability, prior to payment of any bonus award, all of such participant’s rights under the Executive Bonus Plan will terminate and such participant will not have any right to receive any further payments from any bonus award granted under the Executive Bonus Plan. The Plan Committee may, in its discretion, determine what portion, if any, of the eligible participant’s bonus award under the Executive Bonus Plan should be paid if the termination results from such participant’s death or disability.

The Plan Committee or Leap’s board may terminate the Executive Bonus Plan or partially amend or otherwise modify or suspend the Executive Bonus Plan at any time or from time to time, subject to any stockholder approval requirements under Section 162(m) of the Code or other requirements.

Employee Stock Purchase Plan

In September 2005, Leap commenced an Employee Stock Purchase Plan, or the ESP Plan, which allows eligible employees to purchase shares of Leap common stock during a specified offering period. A total of 800,000 shares of common stock were initially reserved for issuance under the ESP Plan. The aggregate number of shares that may be sold pursuant to options granted under the ESP Plan is subject to adjustment for changes in Leap’s capitalization and certain corporate transactions. The ESP Plan is a compensatory plan under SFAS 123(R) and is administered by the Compensation Committee of Leap’s board. The ESP Plan will be in effect until May 25, 2015, unless Leap’s board terminates the ESP Plan at an earlier date.

Our employees and the employees of our designated subsidiary corporations that customarily work more than 20 hours per week and more than five months per calendar year are eligible to participate in the ESP Plan as of the first day of the first offering period after they become eligible to participate in the ESP Plan. However, no employee is eligible to participate in the ESP Plan if, immediately after becoming eligible to participate, such employee would own or be treated as owning stock (including stock such employee may purchase under options granted under the ESP Plan) representing 5% or more of the total combined voting power or value of all classes of Leap’s stock or the stock of any of its subsidiary corporations.

Under the ESP Plan, shares of Leap common stock are offered during six month offering periods commencing on each January 1st and July 1st. On the first day of an offering period, an eligible employee is granted a nontransferable option to purchase shares of Leap common stock on the last day of the offering period.

An eligible employee can participate in the ESP Plan through payroll deductions. An employee may elect payroll deductions in any whole percentage (up to 15%) of base compensation, and may decrease or suspend his or her payroll deductions during the offering period. The employee’s cumulative payroll deductions (without interest) can be used to purchase shares of Leap common stock on the last day of the offering period, unless the employee elects to withdraw his or her payroll deductions prior to the end of the period. An employee’s cumulative payroll deductions for an offering period may not exceed $5,000.

The per share purchase price of shares of Leap common stock purchased on the last day of an offering period is 85% of the lower of the fair market value of such stock on the first or last day of the offering period. An employee may purchase no more than 250 shares of Leap common stock during any offering period. Also, an employee may not purchase shares of Leap common stock during a calendar year with a total fair market value of more than $25,000.

In the event of certain changes in Leap’s capitalization or certain corporate transactions involving Leap, Leap’s Compensation Committee will make appropriate adjustments to the number of shares that may be sold pursuant to options granted under the ESP Plan and options outstanding under the ESP Plan. Leap’s Compensation Committee is authorized to provide for the termination, cash-out, assumption, substitution or accelerated exercise of such options.

2007 Equity Awards At Fiscal Year-End

The following table sets forth certain information with respect to outstanding equity awards at December 31, 2007 with respect to the named executive officers.

	Option Awards					Stock Awards
						Number of		Market Value
	Number of Securities					Shares or Units		of Shares or
	Underlying			Option	Option	of Stock That		Units of Stock
	Unexercised Options			Exercise	Expiration	Have Not		That Have
Name	Exercisable	Unexercisable		Price	Date	Vested		Not Vested(1)

S. Douglas Hutcheson	—	68,085	(6)	$26.55	01/05/2015	72,000	(3)	$3,358,073
	15,180	60,721	(2)	$26.35	02/24/2015	7,590	(2)	$353,997
	29,000	87,000	(4)	$60.62	12/20/2016	12,500	(4)	$582,999
Glenn T. Umetsu	—	68,681	(6)	$26.55	01/05/2015	61,784	(3)	$2,881,600
	7,500	22,500	(4)	$60.62	12/20/2016	6,000	(4)	$279,839
Albin F. Moschner	24,638	103,022	(6)	$26.55	01/31/2015	16,140	(3)	$752,768
	7,720	32,280	(5)	$34.37	10/26/2015	13,070	(5)	$609,583
	7,500	22,500	(4)	$60.62	12/20/2016	6,000	(4)	$279,839
Leonard C. Stephens	—	18,887	(6)	$26.55	01/05/2015	19,973	(3)	$931,539
	3,500	10,500	(4)	$60.62	12/20/2016	3,000	(4)	$139,920
Amin I. Khalifa(7)	—	—		—	—	—		—

(1)	Computed by multiplying the closing market price of Leap common stock ($46.64) on December 31, 2007 by the number of shares subject to such stock award.

(2)	The award vests on December 31, 2008. The award is subject to certain accelerated vesting upon a change in control, or a termination of Mr. Hutcheson’s employment by us without cause or by him for good reason, as described above under “— Discussion of 2006 Summary Compensation and Grants of Plan-Based Awards Tables — Amended and Restated Executive Employment Agreement with S. Douglas Hutcheson.”

(3)	The award vested on February 28, 2008.

(4)	Represents our 2006 form of stock option or restricted stock award for additional grants to individuals with existing equity awards. Each stock option vests in four equal annual installments on each of the first four anniversaries of the date of grant. Each restricted stock award vests on the fourth anniversary of the date of grant. Each award is also subject to certain accelerated vesting upon a change in control, or a termination of the named executive officer’s employment by us without cause or by the executive for good reason within 90 days prior to or 12 months following a change in control, as described under “— Severance and Change in Control Arrangements — Change in Control Vesting of Stock Options and Restricted Stock for Other Named Executive Officers” below.

(5)	Represents our standard form of stock option or restricted stock award for new equity grants to new hires since October 26, 2005. The award vests on the fifth anniversary of the date of grant, subject to performance-based accelerated vesting. Such performance-based accelerated vesting is described in “— Elements of Executive Compensation — Long-Term Incentive Compensation” above. The award is also subject to certain accelerated vesting upon a change in control, or a termination of the named executive officer’s employment by us without cause or by the executive for good reason within 90 days prior to or 12 months following a change in control, as described under “— Severance and Change in Control Arrangements — Change in Control Vesting of Stock Options and Restricted Stock for Other Named Executive Officers” below.

(6)	The award vests on the third anniversary of the date of grant, which vesting occurred in January 2008.

(7)	Our board appointed Mr. Khalifa as our executive vice president and CFO, effective as of August 28, 2006. Mr. Khalifa ceased serving as our executive vice president and CFO as of September 6, 2007.

2007 Option Exercises and Stock Vested

The following table provides information on option exercises and restricted stock award vesting for each of the named executive officers in the fiscal year ended December 31, 2007.

	Option Awards		Stock Awards
	Number of Shares		Number of Shares
	Acquired on	Value Realized on	Acquired on	Value Realized on
Name	Exercise	Exercise(1)	Vesting	Vesting(2)

S. Douglas Hutcheson	17,021	$1,005,253	19,897	$1,233,214
Glenn T. Umetsu	16,425	$794,023	14,776	$915,815
Albin F. Moschner	—	—	5,790	$358,864
Leonard C. Stephens	4,517	$263,068	4,777	$296,078
Amin I. Khalifa(3)	—	—	—	—

(1)	The value realized upon exercise of an option is calculated based on the number of shares issued upon exercise of such option multiplied by the difference between the fair market value per share on the date of exercise less the exercise price per share of such option.

(2)	The value realized upon vesting of a restricted stock award is calculated based on the number of shares vesting multiplied by the difference between the fair market value per share of our common stock on the vesting date less the purchase price per share.

(3)	Our board appointed Mr. Khalifa as our executive vice president and CFO, effective as of August 28, 2006. Mr. Khalifa ceased serving as our executive vice president and CFO as of September 6, 2007.

Severance and Change in Control Arrangements

Leap provides for certain severance benefits in the event that an executive’s employment is involuntarily or constructively terminated. Such severance benefits are designed to alleviate the financial impact of an involuntary termination through salary, bonus and health benefit continuation and with the intent of providing for a stable work environment. We believe that reasonable severance benefits for our executive officers are important because it may be difficult for our executive officers to find comparable employment within a short period of time following certain qualifying terminations. In addition to normal severance, Leap provides enhanced benefits in the event of a change in control as a means of reinforcing and encouraging the continued attention and dedication of key executives of Leap to their duties of employment without personal distraction or conflict of interest in circumstances which could arise from the occurrence of a change in control. We believe that the interests of stockholders are best served if they are aligned with the interests of senior management and providing change in control benefits should eliminate, or at least reduce, the reluctance of senior management to pursue potential change in control transactions that may be in the best interests of stockholders.

Leap extends severance, continuity and change-in-control benefits because they are essential to help Leap fulfill its objectives of attracting and retaining key managerial talent. These agreements are intended to be competitive within our industry and company size and to attract highly qualified individuals and encourage them to be retained by Leap. While these arrangements form an integral part of the total compensation provided to these individuals and are considered by the Compensation Committee when determining executive officer compensation, the decision to offer these benefits did not influence the Compensation Committee’s determinations concerning other direct compensation or benefit levels. The Compensation Committee has determined that such arrangements offer protection that is competitive within our industry and company size and attract highly qualified individuals and encourage them to be retained by Leap.

Chief Executive Officer

See “Discussion of Summary Compensation and Grants of Plan-Based Awards Tables — Amended and Restated Executive Employment Agreement with S. Douglas Hutcheson” above for a description of our severance and change in control arrangements with Mr. Hutcheson, including provisions regarding accelerated vesting of his stock options and restricted stock awards.

Executive Vice Presidents and Senior Vice Presidents

In February 2008, Cricket and Leap entered into Amended and Restated Severance Benefits Agreements with our executive vice presidents and senior vice presidents, including Messrs. Umetsu, Moschner and Stephens. The Amended and Restated Severance Agreements amend, restate and supersede the Severance Benefits Agreements entered into in 2005 with each such officer. As amended, these agreements are referred to in this prospectus as the Severance Agreements.

Pursuant to the amendments to the Severance Agreements, the term of each such agreement was extended through December 31, 2009, with an automatic extension for each subsequent year unless notice of termination is provided to the executive no later than January 1st of the preceding year. Prior to the amendments, the agreements provided that officers who were terminated other than for cause or who resigned with good reason were entitled to receive severance benefits consisting of: (1) any unpaid portion of his or her salary and accrued benefits earned up to the date of termination; (2) an amount equal to one year of base salary and target bonus, in a lump sum payment; and (3) the cost of continuation health coverage (COBRA) for one year or, if shorter, until the time when the officer is eligible for comparable coverage with a subsequent employer. Pursuant to the amended Severance Agreements, officers who are terminated other than for cause or who resign with good reason will be entitled to receive severance benefits consisting of: (1) any unpaid portion of his or her salary and accrued benefits earned up to the date of termination; (2) and a lump sum payment equal to his or her then current annual base salary and target bonus, multiplied by 1.0 for senior vice presidents who are not executive officers and by 1.5 for executive vice presidents and senior vice presidents who are executive officers; and (3) the cost of continuation health coverage (COBRA) for a period of 12 months for senior vice presidents who are not executive officers and 18 months for executive vice presidents and senior vice presidents who are executive officers (or, if shorter, until the time when the respective officer is eligible for comparable coverage with a subsequent employer). In consideration for these benefits, the officers agreed to provide a general release to Leap and its operating subsidiary, Cricket, prior to receiving severance benefits, and have agreed not to solicit any of our employees and to maintain the confidentiality of our information for three years following the date of his or her termination.

For purposes of the amended Severance Agreements, “cause” is generally defined to include: (i) the officer’s willful neglect of or willful failure substantially to perform his or her duties with Cricket (or its parent or subsidiaries), after written notice and the officer’s failure to cure; (ii) the officer’s willful neglect of or willful failure substantially to perform the lawful and reasonable directions of the board of directors of Cricket (or of any parent or subsidiary of Cricket which employs the officer or for which the officer serves as an officer) or of the individual to whom the officer reports, after written notice and the officer’s failure to cure; (iii) the officer’s commission of an act of fraud, embezzlement or dishonesty upon Cricket (or its parent or subsidiaries); (iv) the officer’s material breach of his or her confidentiality and inventions assignment agreement or any other agreement between the officer and Cricket (or its parent or subsidiaries), after written notice and the executive’s failure to cure; (v) the officer’s conviction of, or plea of guilty or nolo contendere to, the commission of a felony or other illegal conduct that is likely to inflict or has inflicted material injury on the business of Cricket (or its parent or subsidiaries); or (vi) the officer’s gross misconduct affecting or material a violation of any duty of loyalty to Cricket (or its parent or subsidiaries). For purposes of the amended Severance Agreements, “good reason” is generally defined to include the occurrence of any of the following circumstances, unless cured within thirty days after Cricket’s receipt of written notice of such circumstance from the officer: (i) a material diminution in the officer’s authority, duties or responsibilities with Cricket (or its parent or subsidiaries), including the continuous assignment to the officer of any duties materially inconsistent with his or her position, a material negative change in the nature or status of his or her responsibilities or the conditions of his or her employment with Cricket (or its parent or subsidiaries); (ii) a material diminution in the officer’s annualized cash and benefits compensation opportunity, including base compensation, annual target bonus opportunity and aggregate employee benefits; (iii) a material change in the geographic location at which the officer must perform his or her duties, including any involuntary relocation of Cricket’s offices (or its parent’s or subsidiaries’ offices) at which the officer is principally employed to a location that is more than 60 miles from such location; or (iv) any other action or inaction that constitutes a material breach by Cricket (or its parent or subsidiaries) of its obligations to the officer under his or her Severance Agreement.

Change in Control Vesting of Stock Options and Restricted Stock for Other Named Executive Officers

Provisions regarding acceleration of Mr. Hutcheson’s stock options and restricted stock awards are described elsewhere in this prospectus. The stock options and restricted stock awards granted to the other named executive officers will become exercisable and/or vested on an accelerated basis in connection with certain changes in control. The period over which the award vests or becomes exercisable after a change in control varies depending upon the date that the award was granted and the date of the change in control.

For example, under our standard form of stock option and restricted stock award agreements for new equity grants to new hires since October 26, 2005, which generally provide for five-year cliff vesting with possible accelerated vesting based on achievement of adjusted EBITDA and net customer addition performance objectives, in the event of a change in control, one-third of the unvested portion of such award will vest and/or become exercisable on the date of the change in control. In the event the named executive officer is providing services to us as an employee, director or consultant on the first anniversary of the change in control, an additional one-third of the unvested portion of such award (measured as of immediately prior to the change in control) will vest and/or become exercisable on such date. In the event the named executive officer is providing services to us as an employee, director or consultant on the second anniversary of the change in control, the entire remaining unvested portion of such award will vest and/or become exercisable on such date.

Under our 2006 form of stock option and restricted stock award agreements for additional grants to award holders (i.e., grants to individuals with existing equity awards), which generally provide for four-year time based vesting, in the event of a change in control during the period ending 30 months after such an award is granted, if the individual is an employee, director or consultant 90 days after the change in control, 25% of the total number of shares subject to the award will become exercisable and/or vested. If the change in control occurs more than 30 months after the option is granted and if the individual is an employee, director or consultant 90 days after the change in control, 50% of the total number of shares subject to the award will become exercisable and/or vested.

In contrast, under certain of our stock option and restricted stock awards granted prior to October 26, 2005, in the event of a change in control, 85% of the unvested portion of such awards would vest and/or become exercisable in the event of a change in control. In the event the named executive officer is providing services to us as an employee, director or consultant on the first anniversary of the change in control, the entire remaining unvested portion of such award will vest and/or become exercisable on such date. Some of our other stock option and restricted stock awards provide for a period over which the award vests or becomes exercisable after a change in control different from those described above depending upon the date that the award was granted and the date of the change in control.

In the case of all of our outstanding stock option and restricted stock award agreements, in the event a named executive officer’s employment is terminated by us other than for cause, or if the named executive officer resigns with good reason, during the period commencing 90 days prior to a change in control and ending 12 months after such change in control, each stock option and restricted stock award will automatically accelerate and become exercisable and/or vested as to any remaining unvested shares subject to such stock option or restricted stock award on the later of (i) the date of termination of employment or (ii) the date of the change in control.

The terms “cause” and “good reason” are defined in the applicable award agreements and are substantially similar to the definitions of such terms found in the Severance Agreements, as described above.

For purposes of the foregoing equity awards, a “change in control” generally means the occurrence of any of the following events:

•	the occurrence of both (1) the acquisition by any person or group of beneficial ownership of 35% or more of Leap’s outstanding voting securities, and (2) the individuals who represent the incumbent members of the board cease for any reason to constitute at least a majority of the board (and any member of the board whose appointment or election was approved by a vote of at least a majority of the incumbent members of the board shall also be considered an incumbent member (other than any individual whose initial assumption of office as a director occurs as a result of an election contest with respect to the election or removal of directors or other solicitation of proxies or consents by or on behalf of a person other than the board). Clause (2) will not apply and the occurrence of clause (1) alone will constitute a change in control if the acquisition in clause (1) is by any buyer of or investor in voting securities of Leap whose primary business is not financial investing;

•	the consummation by Leap of a merger, consolidation, reorganization, or business combination or a sale or other disposition of all or substantially all of our assets, other than a transaction (1) which results in Leap’s voting securities outstanding immediately before the transaction continuing to represent more than 50% of the combined voting power of the successor entity immediately after the transaction, and (2) after which more than 50% of the members of the board of directors of the successor entity were incumbent members of the board at the time of the board’s approval of the transaction, and (3) after which no person or group beneficially owns voting securities representing 35% or more of the successor entity (and no person or group will be treated as beneficially owning 35% or more of the combined voting power of the successor entity solely as a result of the voting power held in Leap prior to the consummation of the transaction);

•	a liquidation or dissolution of Leap;

•	the acquisition by any person or group of beneficial ownership of 50% or more of Cricket’s outstanding voting securities, other than (1) an acquisition of Cricket’s voting securities by Leap or any person controlled by Leap or (2) an acquisition of Cricket’s voting securities pursuant to a transaction described in the following clause that would not be a change in control under such clause; or

•	the consummation by Cricket of a merger, consolidation, reorganization, or business combination or a sale or other disposition of all or substantially all of Cricket’s assets, other than a transaction which results in Cricket’s voting securities outstanding immediately before the transaction continuing to represent more than 50% of the combined voting power of the successor entity immediately after the transaction.

Except as otherwise described above, a named executive officer will be entitled to accelerated vesting and/or exercisability in the event of a change in control only if he is an employee, director or consultant on the effective date of such accelerated vesting and/or exercisability. Under our grants with performance-based acceleration of vesting, following the date of a change in control, there will be no further additional performance-based exercisability and/or vesting applicable to stock options and restricted stock awards based on our adjusted EBITDA and net customer addition performance.

The following table summarizes potential change in control and severance payments to each named executive officer. The four right-hand columns describe the payments that would apply in four different potential scenarios: (1) a termination of employment as a result of the named executive officer’s voluntary resignation without good reason or his termination by us for cause; (2) a change in control without a termination of employment; (3) a termination of employment as a result of the named executive officer’s resignation for good reason or termination of employment by us other than for cause, in each case within 90 days before or within a year after a change in control; and (4) a termination of employment as a result of the named executive officer’s resignation for good reason or termination of employment by us other than for cause, in each case not within 90 days before and not within 12 months after a change in control. The table assumes that the termination or change in control occurred on December 31, 2007 and reflects benefits that were payable under Mr. Hutcheson’s employment agreement and our named executive officers’ Severance Agreements as in effect on such date, prior to the amendments approved in February 2008.

Potential Change in Control and Severance Payments

							Payment in the
							Case of a
					Payment in the		Resignation for
					Case of a		Good Reason or
					Resignation for		Termination
					Good Reason or		Other than
		Payment in the			Termination Other		for Cause,
		Case of a	Payment in the		than for Cause, if		Not Within 90 Days
		Resignation	Case of a		Within 90 Days		Prior to and
		Without Good	Change		Prior to or		Not Within 12
		Reason or	in Control		Within 12 Months		Months
		Termination for	Without		Following a		Following a
Name	Benefit Type	Cause	Termination		Change in Control		Change in Control

S. Douglas Hutcheson	Accrued Salary(1)	$23,654	—		$23,654		$23,654
	Accrued PTO(2)	$187,986	—		$187,986		$187,986
	Cash Severance or Stay Bonus	—	—		$1,845,000	(3)	$1,845,000	(3)
	COBRA Payments(4)	—	—		$34,181		$34,181
	Value of Equity Award Acceleration	—	$5,510,887	(5)	$6,894,926	(6)	—	(7)
	Excise Tax Gross-Up Payment	—	$1,000,000	(8)	$1,000,000	(8)	—
	Total Value:	$211,640	$6,510,887		$9,985,747		$2,090,821

Glenn T. Umetsu	Accrued Salary(1)	$14,038	—		$14,038		$14,038
	Accrued PTO(2)	$25,146	—		$25,146		$25,146
	Cash Severance(9)	—	—		$657,000		$657,000
	COBRA Payments(4)	—	—		$22,787		$22,787
	Value of Equity Award Acceleration	—	$3,692,156	(5)	$4,541,247	(6)	—
	Total Value:	$39,184	$3,692,156		$5,260,218		$718,971

Albin F. Moschner	Accrued Salary(1)	$14,038	—		$14,038		$14,038
	Accrued PTO(2)	$32,608	—		$32,608		$32,608
	Cash Severance(9)	—	—		$657,000		$657,000
	COBRA Payments(4)	—	—		$22,787		$22,787
	Value of Equity Award Acceleration	—	$2,804,174	(5)	$4,107,735	(6)	—
	Total Value:	$46,646	$2,804,174		$4,834,168		$726,433

Leonard C. Stephens	Accrued Salary(1)	$11,058	—		$11,058		$11,058
	Accrued PTO(2)	$60.926	—		$60,926		$60,926
	Cash Severance(9)	—	—		$474,375		$474,375
	COBRA Payments(4)	—	—		$17,979		$17,979
	Value of Equity Award Acceleration	—	$1,149,313	(5)	$1,450,901	(6)	—
	Total Value:	$71,984	$1,149,313		$2,015,239		$564,338

(1)	Represents earned but unpaid salary as of December 31, 2007 and does not include any amounts payable to our executive officers under the Executive Bonus Plan or the 2007 Non-Sales Bonus Plan.

(2)	Represents accrual for paid time off and sick leave that had not been taken as of December 31, 2007.

(3)	Mr. Hutcheson is eligible to receive either a stay bonus or a cash severance payment, but not both. The stay bonus would apply if Mr. Hutcheson continues his employment with Cricket or its successor for two months following the closing of such change in control. The amount of either the stay bonus or the cash severance payment would have been one and one-half times Mr. Hutcheson’s $615,000 base salary plus one and one-half times Mr. Hutcheson’s $615,000 target performance bonus, or $1,845,000 as of December 31, 2007. This amount excludes potential payments of $1,500 a day that Mr. Hutcheson could receive for providing consulting services at Leap’s request after a resignation for good reason.

(4)	Amounts shown represent an aggregate of 18 months of COBRA payments for Mr. Hutcheson and 12 months of COBRA payments for the other named executive officers. The payments for COBRA would cover both the premium for our employee health insurance and the premium for our Exec-U-Care Plan, which covers up to $50,000 per family per year of medical costs that our employee health insurance does not cover.

(5)	Represents the value of those awards that would vest as a result of a change in control occurring on December 31, 2007, without any termination of employment. The value of such awards was calculated assuming a price per share of our common stock of $46.64 which represents the closing market price of our common stock as reported on the Nasdaq Global Select Market on December 31, 2007.

(6)	Represents the value of those awards that would vest as a result of the executive’s termination of employment by us other than for cause or by the named executive officer for good reason within 90 days prior to or within 12 months following a change in control. This value assumes that the change in control and the date of termination occur on December 31, 2007, and therefore the vesting of such award was not previously accelerated as a result of a change in control.

(7)	In the event of a termination of Mr. Hutcheson’s employment by us other than for cause or by him for good reason, in either case not within 90 days prior to and not within 12 months following a change in control, Mr. Hutcheson’s unvested shares subject to his equity awards granted in 2005 will vest on the regularly scheduled vesting date in 2008.

(8)	Represents the maximum excise tax gross-up payment to which Mr. Hutcheson may be entitled pursuant to the Executive Employment Agreement. The actual amount of any such excise tax gross-up payment may be less. The excise tax gross-up payment takes into account the severance payments and benefits that would be payable to Mr. Hutcheson upon his termination of employment by Cricket without cause or his resignation with good reason and assumes that such payments would constitute excess parachute payments under Section 280G of the Code, resulting in excise tax liability. See “Severance and Change of Control Arrangements” above. It assumes that Mr. Hutcheson continues to provide consulting services to the company for three days per month for a one-year period after his resignation with good reason, for a fee of $1,500 per day. Such potential consulting fees are not reflected in the amounts shown in the table above.

(9)	Represents one hundred percent of the executive’s annual base salary plus his target annual bonus, using his greatest annual base salary and target bonus in effect between December 31, 2006 and December 31, 2007.

Resignation Agreement with Amin Khalifa

On September 6, 2007, we entered into a Resignation Agreement with Amin Khalifa, under which Mr. Khalifa resigned as the executive vice president and CFO of Leap, Cricket and their domestic subsidiaries, effective as of September 6, 2007. This Resignation Agreement supersedes the offer letter entered into by Cricket and Mr. Khalifa as of July 19, 2006, and the Severance Benefits Agreement entered into by Cricket, Leap and Mr. Khalifa as of September 15, 2006. Under the Resignation Agreement, Mr. Khalifa received a severance payment of $590,625. Mr. Khalifa also relinquished all rights to any stock options, restricted stock and deferred stock unit awards from Leap. Mr. Khalifa executed a general release as a condition to his receipt of the severance payment.

2007 Director Compensation

Effective February 22, 2006, our board approved an annual compensation package for non-employee directors consisting of a cash component and an equity component. The cash component is paid, and the equity component is awarded, each year following Leap’s annual meeting of stockholders.

Each non-employee director receives annual cash compensation of $40,000. The chairman of the board receives additional cash compensation of $20,000; the chairman of the Audit Committee receives additional cash compensation of $15,000; and the chairmen of the Compensation Committee and the Nominating and Corporate Governance Committee each receive additional cash compensation of $5,000.

Non-employee directors also receive annual awards of $100,000 in Leap restricted common stock pursuant to the 2004 Stock Plan. The purchase price for each share of Leap restricted common stock is $.0001, and each such share is valued at fair market value (as defined in the 2004 Stock Plan) on the date of grant. Each award of restricted common stock vests in equal installments on each of the first, second and third anniversaries of the date of grant. All unvested shares of restricted common stock under each award will vest upon a change in control (as defined in the 2004 Stock Plan).

Leap also reimburses directors for reasonable and necessary expenses, including their travel expenses incurred in connection with attendance at board and committee meetings.

The following table sets forth certain compensation information with respect to each of the members of our board for the fiscal year ended December 31, 2007, other than Mr. Hutcheson whose compensation relates to his service as CEO, president and acting CFO and who does not receive additional compensation in his capacity as a director.

Name	Fees Earned or Paid in Cash	Stock Awards(1)		Option Awards(2)		Total

John D. Harkey, Jr.	$40,000	$53,005		$49,549		$142,554
Robert V. LaPenta	$40,000	$53,005		$49,587		$142,592
Mark H. Rachesky, M.D.	$65,000	$53,005		$121,465		$239,470
Michael B. Targoff	$55,000	$53,005		$63,538		$171,543
James D. Dondero	$45,000	$53,005	(3)	$58,043	(3)	$45,000

(1)	Represents annual compensation cost for fiscal year 2007 of restricted stock awards granted to our non-employee directors in accordance with SFAS 123(R). For information regarding assumptions made in connection with this valuation, please see Note 9 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on February 29, 2008. On May 29, 2007, we granted to each of our non-employee directors 1,210 shares of restricted stock. Each award of restricted stock will vest in equal installments on each of the first, second and third anniversaries of the date of grant. All unvested shares of restricted stock under each award will vest upon a change in control (as defined in the 2004 Stock Plan). The aggregate number of stock awards outstanding at the end of fiscal 2007 for each director were as follows: John D. Harkey, Jr., 2,719; Robert V. LaPenta, 2,719; Mark H. Rachesky, M.D., 2,719; Michael B. Targoff, 2,719; and James D. Dondero, 0.

The full grant date fair value of each individual stock award (on a grant-by-grant basis) as computed under SFAS 123(R) is as follows:

Name	Date of Grant	Number of Shares	Grant Date Fair Value

John D. Harkey, Jr.	05/29/2007	1,210	$99,970
Robert V. LaPenta	05/29/2007	1,210	$99,970
Mark H. Rachesky, M.D.	05/29/2007	1,210	$99,970
Michael B. Targoff	05/29/2007	1,210	$99,970
James D. Dondero	05/29/2007	1,210	$99,970

(2)	Represents annual compensation cost for fiscal year 2007 of options to purchase Leap common stock granted to our non-employee directors in accordance with SFAS 123(R). For information regarding assumptions made in connection with this valuation, please see Note 9 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on February 29, 2008. The aggregate number of stock option awards outstanding at the end of fiscal 2007 for each director were as follows: John D. Harkey, Jr., 2,500; Robert V. LaPenta, 12,500; Mark H. Rachesky, M.D., 40,200; Michael B. Targoff, 4,500; and James D. Dondero, 0. There were no option grants to our non-employee directors in 2007.

(3)	Mr. Dondero resigned as a member of our board of directors in September of 2007, after which his unexercised outstanding stock option awards expired and his outstanding restricted stock was repurchased.

Indemnification of Directors and Executive Officers and Limitation on Liability

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our Amended and Restated Certificate of Incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our Amended and Restated Bylaws provide that:

•	we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our bylaws are not exclusive.

Leap’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide for the indemnification provisions described above. In addition, we have entered into separate indemnification agreements with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased policies of directors’ and officers’ liability insurance that insure our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

Certain of our current and former officers and directors have been named as defendants in multiple lawsuits, and several of these defendants have indemnification agreements with us. We are also a defendant in some of these lawsuits. See “Part I — Item 1. Business — Legal Proceedings” in our Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on February 29, 2008.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The current members of Leap’s Compensation Committee are Dr. Rachesky and Mr. Targoff. Neither of these directors has at any time been an officer or employee of Leap or any of its subsidiaries. Mr. James Dondero served as a member of the Compensation Committee until his resignation from the Leap board of directors on September 10, 2007.

In August 2004, we entered into a registration rights agreement with certain holders of Leap’s common stock, including MHR Institutional Partners II LP, MHR Institutional Partners IIA LP (which entities are affiliated with Mark H. Rachesky, M.D., the chairman of Leap’s board) and Highland Capital Management, L.P. (an entity affiliated with James D. Dondero, a former director of Leap), whereby we granted them registration rights with respect to the shares of common stock issued to them on the effective date of our plan of reorganization. This agreement remains in effect with respect to MHR Institutional Partners II LP and MHR Institutional Partners IIA LP.

Pursuant to this registration rights agreement, we are required to register for sale shares of common stock held by these holders upon demand of a holder of a minimum of 15% of Leap common stock on the effective date of the plan of reorganization or when we register for sale to the public shares of Leap common stock. We are also required to effect a resale shelf registration statement, of which this prospectus forms a part, pursuant to which these holders may sell certain of their shares of common stock on a delayed or continuous basis. We are obligated to pay all the expenses of registration, other than underwriting fees, discounts and commissions. The registration rights agreement contains cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in a registration statement that are attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

On January 10, 2005, Leap and Cricket entered into a senior secured credit agreement for a six-year $500 million term loan and a $110 million revolving credit facility with a syndicate of lenders and Bank of America, N.A. (as administrative agent and letter of credit issuer). This credit agreement was amended on July 22, 2005 to, among other things, increase the amount of the term loan by $100 million, which was fully drawn on that date. Affiliates of Highland Capital Management, L.P. (a beneficial stockholder of Leap and an affiliate of James D. Dondero, a former director of Leap) participated in the syndication of this credit agreement, as amended, in the following initial amounts: $100 million of the initial $500 million term loan; $30 million of the $110 million revolving credit facility; and $9 million of the additional $100 million term loan.

The highest aggregate principal amount of indebtedness owed by Cricket to Highland’s affiliates under the term loan during the period from January 10, 2005 to June 16, 2006 was $109 million, and Cricket made repayments of principal to Highland’s affiliates under the term loan during that same period of $93.0 million in the aggregate. Under this credit agreement, the term loan bore interest at the London Interbank Offered Rate (LIBOR) plus 2.5 percent, with interest periods of one, two, three or six months, or at the bank base rate plus 1.5 percent, with the rate subject to adjustment based on Leap’s consolidated leverage ratio, as selected by Cricket. Cricket made interest payments of $8.2 million in the aggregate to Highland’s affiliates under the term loan during the period from January 10, 2005 to June 16, 2006. During the period from January 10, 2005 to June 16, 2006, there were no borrowings or payments of interest by Cricket under the $110 million revolving credit facility.

On June 16, 2006, Leap and Cricket entered into an amended and restated senior secured Credit Agreement for a seven-year $900 million term loan and a five-year $200 million revolving credit facility with a syndicate of lenders and Bank of America, N.A. (as administrative agent and letter of credit issuer). Affiliates of Highland Capital Management, L.P. (a beneficial shareholder of Leap and an affiliate of Mr. Dondero, a former director of Leap) participated in the syndication of our Credit Agreement in initial amounts equal to $225 million of the term loan and $40 million of the revolving credit facility, and Highland Capital Management received a syndication fee of $300,000 in connection with its participation. Under our Credit Agreement, the highest aggregate principal amount of indebtedness owed by Cricket to Highland’s affiliates under the term loan during the period from June 16, 2006 to March 15, 2007 was $230.9 million, and Cricket made repayments of principal to Highland’s affiliates under the term loan during that same period of $1.1 million in the aggregate. Under our Credit Agreement, during the period from June 16, 2006 to March 15, 2007, the term loan bore interest at LIBOR plus 2.75 percent, with interest periods of one, two, three or six months, or at the bank base rate plus 1.75 percent, as selected by Cricket, with the rate subject to adjustment based on Leap’s corporate family debt rating. Cricket made interest payments of $9.4 million in the aggregate to Highland’s affiliates under the term loan during the period from June 16, 2006 to March 15, 2007. During the period from June 16, 2006 to March 15, 2007, there were no borrowings or payments of interest by Cricket under the $200 million revolving credit facility.

On March 15, 2007, Leap and Cricket entered into an amendment to our Credit Agreement to refinance and replace the outstanding term loan under our Credit Agreement with a six year $895.5 million term loan. Affiliates of Highland Capital Management, L.P. (a beneficial shareholder of Leap and an affiliate of Mr. Dondero, a former director of Leap) participated in the syndication of the new term loan in an amount equal to $222.9 million of the $895.5 million term loan. The amendment did not modify the terms of the revolving credit facility. Highland Capital Management, L.P. continues to hold $40 million of the $200 million revolving credit facility, which was undrawn at December 31, 2007. The highest aggregate principal amount of indebtedness owed by Cricket to Highland’s affiliates under the new term loan during the period from March 15, 2007 to March 20, 2008 was $222.9 million, and Cricket made repayments of principal to Highland’s affiliates under the term loan during that same period of $1.7 million in the aggregate. During the period from March 15, 2007 to May 31, 2007, the term loan bore interest at LIBOR plus 2.25%, with interest periods of one, two, three or six months, or at the bank base rate plus 1.25%, as selected by Cricket, with the rate subject to adjustment based on Leap’s corporate family debt rating. Effective June 1, 2007, these interest rates were reduced by 25 basis points due to an improvement in Leap’s corporate family debt rating. On September 4, 2007, the Company’s debt rating outlook changed to “developing” from “stable” and as a result the interest rate on the term loan was increased by 25 basis points. On November 20, 2007, in connection with an amendment to the Credit Agreement, the interest rate on the term loan was increased to LIBOR plus 3.0%, with interest periods of one, two, three or six months, or the bank base rate plus 2.0%, as selected by Cricket, which represents an increase of 75 basis points to the interest rate previously applicable to the term loan borrowings. On November 20, 2007, the interest rates applicable to any borrowings under the revolving credit facility were also increased by 75 basis points. Cricket made interest payments of $16.3 million in the aggregate to Highland’s affiliates under the term loan during the period from March 15, 2007 to March 20, 2008. During the period from March 15, 2007 to March 20, 2008, there were no borrowings or payments of interest by Cricket under the $200 million revolving credit facility. The commitment fee on the revolving credit facility is payable quarterly at a rate of between 0.25% and 0.50% per annum, depending on our consolidated senior secured leverage ratio, and the rate is currently 0.25%.

On October 23, 2006, we completed the closing of the sale of $750 million aggregate principal amount of unsecured 9.375% Senior Notes of Cricket due 2014, or the 2006 Notes. The 2006 Notes were issued by Cricket in a private placement to qualified institutional buyers pursuant to Rule 144A and Regulation S under the Securities Act, pursuant to an Indenture, dated as of October 23, 2006, by and among Cricket, the Guarantors named therein and Wells Fargo Bank, N.A., as trustee, which governs the terms of the 2006 Notes. Affiliates of Highland Capital Management, L.P. (a beneficial shareholder of Leap and an affiliate of Mr. Dondero, a former director of Leap), purchased an aggregate of $25 million of 2006 Notes in the offering, which was the highest aggregate principal amount of indebtedness owed by Cricket to Highland’s affiliates under the 2006 Notes during the period from October 23, 2006 to March 12, 2007, the date when Highland’s affiliates sold their 2006 Notes to a third party. The 2006 Notes bear interest at the rate of 9.375% per year, payable semi-annually in cash in arrears beginning in May 2007. During the second quarter of 2007, we offered to exchange the 2006 Notes for substantially identical notes that had been registered with the SEC, and all 2006 Notes were tendered for exchange.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

The following table contains information about the beneficial ownership of our common stock as of March 5, 2008 for:

•	each stockholder known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

The percentage of ownership indicated in the following table is based on 68,914,775 shares of common stock outstanding on March 5, 2008.

Information with respect to beneficial ownership has been furnished by each director and officer, and with respect to beneficial owners of more than 5% of our common stock, by Schedules 13D and 13G, filed with the SEC by them. Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after March 5, 2008 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

	Number of	Percent of
5% Stockholders, Officers and Directors(1)	Shares	Total

Entities affiliated with Harbinger Capital Partners Master Fund I, Ltd.(2)	10,225,000	14.8
Entities affiliated with MHR Fund Management LLC(3)	15,537,869	22.5
Entities affiliated with Owl Creek Asset Management, L.P.(4)	5,227,647	7.6
T. Rowe Price Associates, Inc.(5)	9,010,650	13.1
Mark H. Rachesky, M.D.(6)(7)	15,581,543	22.6
John D. Harkey, Jr.(7)	15,974	*
Robert V. LaPenta(7)(8)	30,974	*
Michael B. Targoff(7)	7,974	*
S. Douglas Hutcheson(9)	206,311	*
Amin I. Khalifa(10)	—	*
Glenn T. Umetsu(11)	99,996	*
Albin F. Moschner(12)	211,509	*
Leonard C. Stephens(13)	65,475	*
All executive officers and directors as a group (11 persons)	16,329,031	23.7

*	Represents beneficial ownership of less than 1.0% of the outstanding shares of common stock.

(1)	Unless otherwise indicated, the address for each person or entity named below is c/o Leap Wireless International, Inc., 10307 Pacific Center Court, San Diego, California 92121.

(2)	Consists of (a) 6,800,000 shares of common stock beneficially owned by Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Offshore Manager, L.L.C. and HMC Investors, L.L.C.; (b) 3,425,000 shares of common stock beneficially owned by Harbinger Capital Partners Special Situations Fund, L.P., Harbinger Capital Partners Special Situations GP, LLC and HMC — New York, Inc.; and (c) 10,225,000 shares of common stock beneficially owned by Harbert Management Corporation, Philip Falcone, Raymond J. Harbert and Michael D. Luce. The address for Harbinger Capital Partners Master Fund I, Ltd is c/o International Fund Services (Ireland) Limited, Third Floor, Bishop’s Square, Redmond’s Hill, Dublin 2, Ireland. The address for Harbinger Capital Partners Special Situations Fund, L.P., Harbinger Capital

Partners Special Situations GP, LLC, HMC — New York, Inc. and Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022 United States of America. The address for Harbinger Capital Partners Offshore Manager, L.L.C., HMC Investors, L.L.C., Harbert Management Corporation, Raymond J. Harbert and Michael D. Luce is One Riverchase Parkway South, Birmingham, Alabama 35244.

(3)	Consists of (a) 353,420 shares of common stock held for the account of MHR Capital Partners Master Account LP, a limited partnership organized in Anguilla, British West Indies (“Master Account”), (b) 42,514 shares of common stock held for the account of MHR Capital Partners (100) LP, a Delaware limited partnership (“Capital Partners (100)”) (c) 3,340,378 shares of common stock held for the account of MHR Institutional Partners II LP, a Delaware limited partnership (“Institutional Partners II”), (d) 8,415,428 shares of common stock held for the account of MHR Institutional Partners IIA LP, a Delaware limited partnership (“Institutional Partners IIA”) and (e) 3,386,129 shares of common stock held for the account of MHR Institutional Partners III LP, a Delaware limited partnership (“Institutional Partners III”). MHR Advisors LLC (“Advisors”) is the general partner of each Master Account and Capital Partners (100), and in such capacity, may be deemed to be the beneficial owner of the shares of common stock held by Master Account and Capital Partners (100). MHR Institutional Advisors II LLC (“Institutional Advisors II”) is the general partner of Institutional Partners II and Institutional Partners IIA, and in such capacity, may be deemed to be the beneficial owner of the shares of common stock held by Institutional Partners II and Institutional Partners IIA. MHR Institutional Advisors III LLC (“Institutional Advisors III”) is the general partner of Institutional Advisors III, and in such capacity, may be deemed to be the beneficial owner of the shares of common stock held by Institutional Partners III. MHR Fund Management LLC (“Fund Management”) has entered into an investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III and thus may be deemed to be the beneficial owner of all of the shares of common stock held by all of these entities. The address for each of these entities is 40 West 57th Street, 24th Floor, New York, New York 10019.

(4)	Consists of (a) 145,000 shares of common stock beneficially owned by Owl Creek I, L.P.; (b) 1,135,400 shares of common stock beneficially owned by Owl Creek II, L.P., (c) 3,821,347 shares of common stock beneficially owned by Owl Creek Overseas Fund, Ltd. and (d) 125,900 shares of common stock beneficially owned by Owl Creek Socially Responsible Investment Fund, Ltd. Owl Creek Advisors, LLC is the general partner of Owl Creek I, L.P. and Owl Creek II, L.P. Owl Creek Asset Management, L.P. is the investment manager of Owl Creek Overseas Fund, Ltd. and Owl Creek Socially Responsible Investment Fund, Ltd. Jeffrey Altman is the managing member of Owl Creek Advisors, LLC and managing member of the general partner of Owl Creek Asset Management, L.P. The address for all of the entities is 640 Fifth Avenue, 20th Floor, New York, NY 10019.

Subsequent to March 5, 2008, entities affiliated with Owl Creek Asset Management, L.P. acquired additional shares of Leap common stock. As of March 13, 2008: (a) 173,500 shares of common stock were beneficially owned by Owl Creek I. L.P., (b) 1,355,200 shares of common stock were beneficially owned by Owl Creek II, L.P., (c) 4,546,747 shares of common stock were beneficially owned by Owl Creek Overseas Fund, Ltd. and (d) 148,900 shares of common stock were beneficially owned by Owl Creek Socially Responsible Investment Fund, Ltd., which shares represent in the aggregate approximately 9.0% of the total outstanding shares of Leap common stock.

(5)	These securities are owned by various individuals and institutional investors, for which T. Rowe Price Associates, Inc. (Price Associates) serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(6)	Consists of (a) all of the shares of common stock otherwise described in footnote 3 by virtue of Dr. Rachesky’s position as the managing member of each of Fund Management, Advisors, Institutional Advisors II and Institutional Advisors III, (b) 40,200 shares of common stock issuable upon exercise of options and 2,719 shares of restricted stock, as further described in footnote 7 and (c) 755 shares of common stock which were previously granted as shares of restricted stock and which vested pursuant to its terms. The address for Dr. Rachesky is 40 West 57th Street, 24th Floor, New York, New York 10019.

(7)	Includes vested shares issuable upon exercise of options, as follows: Dr. Rachesky, 40,200 shares; Mr. Harkey, 2,500 shares; Mr. Targoff, 4,500 shares; and Mr. LaPenta, 12,500 shares; restricted stock awards which vest in three equal installments on May 18, 2007, 2008 and 2009, as follows: Dr. Rachesky, 2,264 shares; Mr. Harkey, 2,264 shares; Mr. Targoff, 2,264 shares; and Mr. LaPenta, 2,264 shares; and restricted stock awards which vest in three equal installments on May 29, 2008, 2009 and 2010, as follows: Dr. Rachesky, 1,210 shares; Mr. Harkey, 1,210 shares; Mr. Targoff, 1,210 shares; and Mr. LaPenta, 1,210 shares.

(8)	Includes 5,000 shares held by a corporation which is wholly owned by Mr. LaPenta. Mr. LaPenta has the power to vote and dispose of such shares by virtue of his serving as an officer and director thereof.

(9)	Includes restricted stock awards for 7,590 shares which vest on December 31, 2008, in each case subject to certain conditions and accelerated vesting, and restricted stock awards for 12,500 shares which vest on December 20, 2010, as described under “Compensation Discussion and Analysis — 2007 Equity Awards at Fiscal Year-End” and “Compensation Discussion and Analysis — Severance and Change in Control Arrangements.” Also includes 112,265 shares issuable upon exercise of vested stock options. Subsequent to March 5, 2008, the Compensation Committee approved a grant of 50,000 shares of restricted stock to Mr. Hutcheson on March 25, 2008.

(10)	Mr. Khalifa ceased serving as our executive vice president and CFO as of September 6, 2007.

(11)	Includes restricted stock awards for 6,000 shares which vest on December 20, 2010, as described under “Compensation Discussion and Analysis — 2007 Equity Awards at Fiscal Year-End” and “Compensation Discussion and Analysis — Severance and Change in Control Arrangements.” Also includes 28,104 shares issuable upon exercise of vested stock options.

(12)	Includes restricted stock awards for 13,070 shares which vest on October 26, 2010, subject to certain conditions and accelerated vesting, and restricted stock awards for 6,000 shares which vest on December 20, 2010, as described under “Compensation Discussion and Analysis — 2007 Equity Awards at Fiscal Year-End” and “Compensation Discussion and Analysis — Severance and Change in Control Arrangements.” Also includes 142,880 shares issuable upon exercise of vested stock options.

(13)	Includes restricted stock awards for 3,000 shares which vest on December 20, 2010, as described under “Compensation Discussion and Analysis — 2007 Equity Awards at Fiscal Year-End” and “Compensation Discussion and Analysis — Severance and Change in Control Arrangements.” Also includes 22,387 shares issuable upon exercise of vested stock options.

SELLING STOCKHOLDERS

The following table provides the name of each selling stockholder and the number of shares of our common stock offered by each selling stockholder under this prospectus. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by the selling stockholders.

The selling stockholders do not have any position, office or other material relationship with us or any of our affiliates, nor have they had any position, office or material relationship with us or any of our affiliates within the past three years, except for those listed in the footnotes to the following table or under “Compensation Committee Interlocks And Insider Participation” beginning on page 83. The number of shares beneficially owned by each stockholder and each stockholder’s percentage ownership prior to the offering is based on their outstanding shares of common stock as of March 5, 2008. The percentage of ownership indicated in the following table is based on 68,914,775 shares of common stock outstanding on March 5, 2008.

Information with respect to beneficial ownership has been furnished by each selling stockholder. Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

	Beneficial Ownership
	Number of		Number of
	Shares		Shares
	Beneficially	Number of	Beneficially	Percentage of
	Owned	Shares	Owned	Shares Beneficially Owned
	Prior to	Being	After	Before	After
Selling Stockholders:	Offering	Offered	Offering	Offering	Offering

MHR Institutional Partners II LP(1)	3,340,378	3,340,378	-0-	4.8%	0%
MHR Institutional Partners IIA LP(1)	8,415,428	8,415,428	-0-	12.2%	0%

Total	11,755,806	11,755,806	-0-	17.1%	0%

(1)	MHR Institutional Advisors II LLC (“Institutional Advisors”) is the general partner of MHR Institutional Partners II LP and MHR Institutional Partners IIA LP. MHR Fund Management LLC (“Fund Management”) has entered into an investment management agreement with MHR Institutional Partners II LP and MHR Institutional Partners IIA LP. Dr. Mark H. Rachesky is the managing member of Institutional Advisors and Fund Management, and in such capacity, he exercises voting control over the Leap common stock held by these selling stockholders. Dr. Rachesky also serves as chairman of the board of directors of Leap. Each of Dr. Rachesky, Fund Management and Institutional Advisors may be deemed to be the beneficial owner of these securities. Dr. Rachesky disclaims beneficial ownership of these securities.

PLAN OF DISTRIBUTION

The selling stockholders, or their pledgees, donees, transferees, or any of their successors in interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling stockholders), may sell the securities from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling stockholders may sell the securities by one or more of the following methods, without limitation:

(a) block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

(b) purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

(c) an exchange distribution in accordance with the rules of any stock exchange on which the securities are listed;

(d) ordinary brokerage transactions and transactions in which the broker solicits purchases;

(e) privately negotiated transactions;

(f) short sales;

(g) through the writing of options on the securities, whether or not the options are listed on an options exchange;

(h) through the distribution of the securities by any selling stockholder to its partners, members or stockholders;

(i) one or more underwritten offerings on a firm commitment or best efforts basis; and

(j) any combination of any of these methods of sale.

The selling stockholders may also transfer the securities by gift. We do not know of any arrangements by the selling stockholders for the sale of any of the securities.

The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as an agent of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for a selling stockholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions on any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling stockholders may also sell the securities in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus, regardless of whether the securities are covered by this prospectus.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the securities owned by them. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. As and when a selling stockholder takes such actions, the number of securities offered under this prospectus on behalf of such selling stockholder will decrease. The plan of distribution for that selling stockholder’s securities will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the securities short, and, in those instances, this prospectus may be delivered in connection with the short sales and the securities offered under this prospectus may be used to cover short sales.

To the extent required under the Securities Act, the aggregate amount of selling stockholders’ securities being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder and/or purchasers of selling stockholders’ securities for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling stockholders and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the securities by those broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities. A selling stockholder may also loan or pledge the securities offered hereby to a broker-dealer and the broker-dealer may sell the securities offered hereby so loaned or upon a default may sell or otherwise transfer the pledged securities offered hereby.

A selling stockholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the selling stockholder or borrowed from the selling stockholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the selling stockholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

The selling stockholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Exchange Act of 1934, or the Exchange Act, and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of securities in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We have agreed to indemnify in certain circumstances the selling stockholders and any brokers, dealers and agents (who may be deemed to be underwriters), if any, of the securities covered by the registration statement, against certain liabilities, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act.

The securities offered hereby were originally issued to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act. We agreed to register the securities under the Securities Act and to keep the Registration Statement of which this prospectus is a part effective for a specified period of time. We have agreed to pay all expenses in connection with this offering, including the fees and expenses of counsel to the selling stockholders, but not including underwriting discounts, concessions, commissions or fees of the selling stockholders.

We will not receive any proceeds from sales of any securities by the selling stockholders.

We cannot assure you that the selling stockholders will sell all or any portion of the securities offered hereby.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Historically, we have reviewed potential related party transactions on a case-by-case basis. On March 8, 2007 the Board approved a “Related Party Transaction Policy and Procedures.” Under the policy and procedures, the audit committee of the Board, or alternatively, those members of the Board who are disinterested, shall review the material facts of specified transactions for approval or disapproval, taking into account, among other factors that they deem appropriate, the extent of the related person’s interest in the transaction and whether the transaction is fair to Leap and is in, or is not inconsistent with, the best interests of Leap and its stockholders. Transactions to be reviewed under the policy and procedures include transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) Leap or any of its subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5 percent beneficial owner of our common stock, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10 percent beneficial owner of another entity). Terms of director and officer compensation that are disclosed in proxy statements or that are approved by the Board or Compensation Committee and are not required to be disclosed in our proxy statement, and transactions where all holders of our common stock receive the same benefit on a pro rata basis, are not subject to review under the policy and procedures.

For a description of various transactions between Leap and certain affiliates of Dr. Mark H. Rachesky, our Chairman of the Board, and Mr. James Dondero, a former director of Leap who resigned on September 10, 2007, see “Compensation Committee Interlocks And Insider Participation” set forth above in this prospectus.

DESCRIPTION OF CAPITAL STOCK

Leap’s authorized capital stock consists of 160,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share.

The following summary of the rights of Leap’s common stock and preferred stock is not complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are filed as exhibits to Leap’s Registration Statement on Form S-1, as amended, of which this prospectus forms a part.

Common Stock

As of March 5, 2008, there were 68,914,775 shares of common stock outstanding.

As of March 5, 2008, there were warrants outstanding to purchase 600,000 shares of Leap’s common stock.

As of March 5, 2008, Leap had approximately 250 record holders of Leap’s common stock.

Voting Rights

Holders of Leap’s common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

Dividends

Subject to limitations under Delaware law and preferences that may apply to any outstanding shares of preferred stock, holders of Leap’s common stock are entitled to receive ratably such dividends or other distribution, if any, as may be declared by Leap’s board of directors out of funds legally available therefor.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of Leap’s common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of any outstanding preferred stock.

Rights and Preferences

The common stock has no preemptive, conversion or other rights to subscribe for additional securities. There are no redemption or sinking fund provisions applicable to Leap’s common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Leap may designate and issue in the future.

Fully Paid and Non-assessable

All outstanding shares of Leap’s common stock are, validly issued, fully paid and non-assessable.

Preferred Stock

Leap’s board of directors is authorized, subject to the limits imposed by the Delaware General Corporation Law, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations and restrictions. Leap’s board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by Leap’s stockholders.

Leap’s board of directors may authorize the issuance of preferred stock with voting or conversion rights that adversely affect the voting power or other rights of Leap’s common stockholders. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of delaying, deferring or preventing our change in control and may cause the market price of Leap’s common stock to decline or impair the voting and other rights of the holders of Leap’s common stock. We have no current plans to issue any shares of preferred stock. At March 5, 2008, Leap had no shares of preferred stock outstanding.

Warrants

As of March 5, 2008, there were warrants outstanding to purchase 600,000 shares of our capital stock. The warrants expire on March 23, 2009. These warrants have an exercise price of $16.83 per share and contain customary anti-dilution and net-issuance provisions.

Registration Rights Agreement with the Selling Holders

Under a registration rights agreement, as amended, certain of Leap’s stockholders have the right to require us to register their shares with the SEC so that those shares may be publicly resold, or to include their shares in any registration statement we file as follows:

Demand Registration Rights

At any time after June 30, 2005, any holder who is a party to the registration rights agreement and who holds a minimum of 15% of the common stock covered by the registration rights agreement, has the right to demand that we file a registration statement covering the resale of its common stock, subject to a maximum of three such demands in the aggregate for all holders and to other specified exceptions. The underwriters of any such offering will have the right to limit the number of shares to be offered except that if the limit is imposed, then only shares held by holders who are parties to the registration rights agreement will be included in such offering and the number of shares to be included in such offering will be allocated pro rata among those same parties. In addition, while we are in registration, we generally will not be required to take any action to effect a demand registration.

“Piggyback” Registration Rights

If we register any securities for public sale, stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of such shares to be included in the registration statement, except, in any underwritten offering that is not a demand registration, the number of shares held by these stockholders cannot be reduced to less than 50% of the total number of securities that are included in such registration statement.

Shelf Registration Rights

Not later than June 30, 2005, we were required to file with the SEC a resale shelf registration statement covering all shares of common stock held by these stockholders to be offered to the public on a delayed or continuous basis, subject to specified exceptions. We have filed a resale shelf Registration Statement, of which this prospectus forms a part, pursuant to this registration rights agreement. We are required to use reasonable efforts to keep this Registration Statement continuously effective until (a) all shares of common stock registered pursuant to the Registration Statement have been sold; (b) such shares of common stock have been sold or transferred in accordance with the provisions of Rule 144 promulgated under the Securities Act; (c) such shares of common stock are sold or transferred (other than in a transaction under (a) or (b) above) by these stockholders in a transaction in which the rights under this registration rights agreement are not assigned; (d) such shares of common stock are no longer outstanding; or (e) such shares of common stock may be sold or transferred by these stockholders or beneficial owners of such shares pursuant to Rule 144(k).

Expenses of Registration

Other than underwriting fees, discounts and commissions, we will pay all reasonable expenses relating to piggyback registrations and all reasonable expenses relating to demand registrations.

Expiration of Registration Rights

The registration rights described above will terminate for a particular holder when (a) all shares of common stock registered pursuant to the resale shelf Registration Statement, of which this prospectus forms a part, have been sold; (b) such shares of common stock have been sold or transferred in accordance with the provisions of Rule 144 promulgated under the Securities Act; (c) such shares of common stock are sold or transferred (other than in a transaction under (a) or (b) above) by these stockholders in a transaction in which the rights under this registration rights agreement are not assigned; (d) such shares of common stock are no longer outstanding; or (e) such shares of common stock may be sold or transferred by these stockholders or beneficial owners of such shares pursuant to Rule 144(k).

Registration Rights Granted to CSM in Connection with LCW Wireless Transaction

Leap has reserved five percent of its outstanding shares, which was 3,445,739 shares as of March 5, 2008, for potential issuance to CSM upon the exercise of CSM’s option to put its entire equity interest in LCW Wireless to Cricket. Under the LCW Wireless Limited Liability Company Agreement, the purchase price for CSM’s equity interest is calculated on a pro rata basis using either the appraised value of LCW Wireless or a multiple of Leap’s enterprise value divided by its adjusted EBITDA and applied to LCW Wireless’ adjusted EBITDA to impute an enterprise value and equity value for LCW Wireless. Cricket may satisfy the put price either in cash or in Leap common stock, or a combination thereof, as determined by Cricket in its discretion. However, the covenants in the Credit Agreement do not permit Cricket to satisfy any substantial portion of its put obligations to CSM in cash. If Cricket satisfies its put obligations to CSM with Leap common stock, the obligations of the parties are conditioned upon the block of Leap common stock issuable to CSM not constituting more than five percent of Leap’s outstanding common stock at the time of issuance.

We have agreed to prepare and file a resale shelf registration statement for any shares of Leap common stock that may be issued to CSM upon the exercise of CSM’s option to put its entire equity interest in LCW Wireless to Cricket. See “Part I — Item 1. Business — Arrangements with LCW Wireless” in our Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on February 29, 2008 for additional information. Such resale shelf registration statement will cover these shares of common stock held by CSM to be offered to the public on a delayed or continuous basis, subject to specified exceptions. We will be required to keep such resale shelf registration statement effective with the SEC until (a) all such shares of common stock registered pursuant to the registration statement have been resold; or (b) all such shares of common stock may be sold or transferred pursuant to Rule 144. Other than underwriting fees, discounts and commissions, the fees and disbursements of counsel retained by CSM and transfer taxes, if any, we will pay all reasonable expenses incident to the registration of such shares.

Anti-takeover Effects of Delaware Law and Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Delaware Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law. This statute regulating corporate takeovers prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Provisions of Leap’s amended and restated certificate of incorporation and amended and restated bylaws, may have the effect of making it more difficult for a third-party to acquire, or discourage a third-party from attempting to acquire, control of our company by means of a tender offer, a proxy contest or otherwise. These provisions may also make the removal of incumbent officers and directors more difficult. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Leap to first negotiate with us. These provisions could also limit the price that investors might be willing to pay for shares of Leap’s common stock. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of Leap. The amendment of any of these anti-takeover provisions would require approval by holders of at least 66 2/3% of our outstanding common stock entitled to vote on such amendment.

In particular, Leap’s certificate of incorporation and bylaws as amended and restated, provide for the following:

No Written Consent of Stockholders

Any action to be taken by Leap’s stockholders must be effected at a duly called annual or special meeting and may not be effected by written consent.

Special Meetings of Stockholders

Special meetings of Leap’s stockholders may be called only by the chairman of the board of directors, the chief executive officer or president, or a majority of the members of the board of directors.

Advance Notice Requirement

Stockholder proposals to be brought before an annual meeting of Leap’s stockholders must comply with advance notice procedures. These advance notice procedures require timely notice and apply in several situations, including stockholder proposals relating to the nominations of persons for election to the board of directors. Generally, to be timely, notice must be received at our principal executive offices not less than 70 days nor more than 90 days prior to the first anniversary date of the annual meeting for the preceding year.

Amendment of Bylaws and Certificate of Incorporation

The approval of not less than 66 2/3% of the outstanding shares of Leap’s capital stock entitled to vote is required to amend the provisions of Leap’s amended and restated bylaws by stockholder action, or to amend provisions of Leap’s amended and restated certificate of incorporation described in this section or that are described in “Compensation Discussion & Analysis — Indemnification of Directors and Executive Officers and Limitation on Liability” above. These provisions make it more difficult to circumvent the anti-takeover provisions of Leap’s certificate of incorporation and our bylaws.

Issuance of Undesignated Preferred Stock

Leap’s board of directors is authorized to issue, without further action by the stockholders, up to 10,000,000 shares of preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables Leap’s board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Credit Agreement and Indenture

Our Credit Agreement prohibits the occurrence of a change of control and, under our indenture, if a change of control occurs, each holder of the notes may require Cricket to repurchase all of such holder’s notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” included elsewhere in this prospectus for additional information.

Transfer Agent and Registrar

The transfer agent and registrar for Leap’s common stock is Mellon Bank Investor Services, LLC.

Nasdaq Global Select Market

Leap’s common stock is listed for trading on the Nasdaq Global Select Market under the symbol “LEAP.”

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus has been passed upon for us by Latham & Watkins LLP, San Diego, California.

EXPERTS

The consolidated financial statements of Leap and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Leap for the year ended December 31, 2007 have been so incorporated in reliance on the report (which contains an adverse opinion on the effectiveness of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LIMITATION ON LIABILITY AND DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting, proxy and information requirements of the Exchange Act, as amended, and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements and other information we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also access filed documents at the SEC’s web site at www.sec.gov, as well as on our website, www.leapwireless.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” certain of our publicly filed documents into this prospectus, which means that important information included in such publicly filed documents is considered part of this prospectus. The documents we incorporate by reference into this prospectus are:

•	Our Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on February 29, 2008.

•	Our Current Report on Form 8-K dated February 20, 2008 filed with the SEC on February 26, 2008.

•	Our Current Report on Form 8-K dated February 27, 2008 filed with the SEC on February 27, 2008.

•	Our Current Report on Form 8-K dated March 10, 2008 filed with the SEC on March 14, 2008.

Any statement contained in a document incorporated by reference in this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a later statement contained herein or in any other document incorporated by reference in this prospectus modifies or supersedes the earlier statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide at no cost to each person, including any beneficial owner, to whom this prospectus is delivered, upon oral or written request of such person, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus, but not delivered with the prospectus. Requests for such copies should be directed to:

Jim Seines
Leap Wireless International, Inc.
10307 Pacific Center Court
San Diego, California 92121
(858) 882-6000

These documents may also be accessed through our website at www.leapwireless.com or as described under “Where You Can Find More Information” above. The information contained in, or that can be accessed through, our websites is not part of this prospectus.

LEAP WIRELESS INTERNATIONAL, INC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the SEC registration fee:

SEC registration fee	$55,383
Printing and engraving expenses	10,000	*
Legal fees and expenses	60,000	*
Accounting fees and expenses	90,000	*
Miscellaneous	4,617

Total	$220,000

*	Includes estimated printing and engraving expenses, legal fees and expenses, and accounting fees and expenses for the original Registration Statement on Form S-1 filed with the SEC on June 30, 2005, the Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed with the SEC on April 14, 2006, the Post-Effective Amendment No. 2 on Form S-3 to the Registration Statement on Form S-1 filed with the SEC on September 5, 2006, and this Post-Effective Amendment No. 3 on Form S-1 to the Registration Statement on Form S-3.

ITEM 14.	Indemnification of Directors and Executive Officers and Limitation on Liability.

As permitted by Section 102 of the Delaware General Corporation Law, Leap has adopted provisions in its amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of Leap’s directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to Leap or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to Leap or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Leap’s amended and restated certificate of incorporation also authorizes Leap to indemnify its officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, Leap’s amended and restated bylaws provide that:

•	Leap may indemnify its directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	Leap may advance expenses to its directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in Leap’s amended and restated bylaws are not exclusive.

Leap’s amended and restated certificate of incorporation and amended and restated bylaws provide for the indemnification provisions described above. In addition, we have entered into separate indemnification agreements with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased policies of directors’ and officers’ liability insurance that insure our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

Certain of our current and former officers and directors have been named as defendants in multiple lawsuits and several of these defendants have indemnification agreements with us. We are also a defendant in some of these lawsuits. See “Part I — Item 1. Business — Legal Proceedings” in our Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on February 29, 2008 for additional information.

ITEM 15.	Recent Sales of Unregistered Securities.

None.

ITEM 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

2	.1(1)	Fifth Amended Joint Plan of Reorganization dated as of July 30, 2003, as modified to reflect all technical amendments subsequently approved by the Bankruptcy Court.
2	.2(2)	Disclosure Statement Accompanying Fifth Amended Joint Plan of Reorganization dated as of July 30, 2003.
2	.3(3)	Order Confirming Debtors’ Fifth Amended Joint Plan of Reorganization dated as of July 30, 2003.
3	.1(4)	Amended and Restated Certificate of Incorporation of Leap Wireless International, Inc.
3	.2(4)	Amended and Restated Bylaws of Leap Wireless International, Inc.
4	.1(5)	Form of Common Stock Certificate.
4	.2(4)	Registration Rights Agreement dated as of August 16, 2004, by and among Leap Wireless International Inc., MHR Institutional Partners II LP, MHR Institutional Partners IIA LP and Highland Capital Management, L.P.
4	.2.1**	Amendment No. 1 to Registration Rights Agreement dated as of June 7, 2005 by and among Leap Wireless International, Inc., MHR Institutional Partners II LP, MHR Institutional Partners IIA LP and Highland Capital Management, L.P.
5	.1**	Opinion of Latham & Watkins LLP.
10	.1(6)†	System Equipment Purchase Agreement, dated as of June 11, 2007, by and among Cricket Communications, Inc., Alaska Native Broadband 1 License LLC and Nortel Networks Inc.
10	.2(6)†	System Equipment Purchase Agreement, dated as of June 14, 2007, by and among Cricket Communications, Inc., Alaska Native Broadband 1 License LLC and Lucent Technologies, Inc.
10	.3(7)	Amended and Restated Credit Agreement, dated June 16, 2006, by and among Cricket Communications, Inc., Leap Wireless International, Inc., the lenders party thereto and Bank of America, N.A., as administrative agent and L C issuer.
10	.3.1(8)	Amendment No. 1 to Amended and Restated Credit Agreement, dated March 15, 2007, by and among Cricket Communications, Inc., Leap Wireless International, Inc., the lenders party thereto and Bank of America, N.A., as administrative agent.
10	.3.2(8)	Consent dated March 15, 2007 by Leap Wireless International, Inc. and the subsidiary guarantors party thereto.
10	.3.3(9)	Amendment No. 2 to Amended and Restated Credit Agreement, dated November 20, 2007, by and among Cricket Communications, Inc., Leap Wireless International, Inc., the lenders party thereto and Bank of America, N.A., as administrative agent.

10	.3.4(9)	Consent dated November 20, 2007 by Leap Wireless International, Inc. and the subsidiary guarantors party thereto.
10	.3.5(7)	Amended and Restated Security Agreement, dated June 16, 2006, made by Cricket Communications, Inc., Leap Wireless International, Inc., and the Subsidiary Guarantors to Bank of America, N.A., as collateral agent.
10	.3.6(10)	Letter Amendment to the Amended and Restated Security Agreement dated as of June 16, 2006 by and among Cricket Communications, Inc., Leap Wireless International, Inc. and Bank of America, N.A., as administrative agent, dated October 16, 2006.
10	.3.7(7)	Amended and Restated Parent Guaranty, dated June 16, 2006, made by Leap Wireless International, Inc. in favor of the secured parties under the Credit Agreement.
10	.3.8(7)	Amended and Restated Subsidiary Guaranty, dated June 16, 2006, made by the Subsidiary Guarantors of the secured parties under the Credit Agreement.
10	.4(11)	Credit Agreement, dated as of July 13, 2006, by and among Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC.
10	.4.1(10)	Amendment No. 1 to Credit Agreement by and among Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC, dated as of September 28, 2006, between Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC.
10	.4.2(12)	Amendment No. 2 to Credit Agreement by and among Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC, dated as of April 16, 2007, between Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC.
10	.4.3(13)	Letter of Credit and Reimbursement Agreement by and between Cricket Communications, Inc. and Denali Spectrum Operations, LLC, dated as of February 21, 2008.
10	.4.4(14)	Amendment No. 3 to Credit Agreement by and among Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC, dated as of March 6, 2008, between Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC.
10	.5(15)#	Form of Indemnity Agreement to be entered into by and between Leap Wireless International, Inc. and its directors and officers.
10	.6(5)#†	Amended and Restated Executive Employment Agreement among Leap Wireless International, Inc., Cricket Communications, Inc., and S. Douglas Hutcheson, dated as of January 10, 2005.
10	.6.1(16)#	First Amendment to Amended and Restated Executive Employment Agreement among Leap Wireless International, Inc., Cricket Communications, Inc., and S. Douglas Hutcheson, effective as of June 17, 2005.
10	.6.2(17)#	Second Amendment to Amended and Restated Executive Employment Agreement among Leap Wireless International, Inc., Cricket Communications, Inc., and S. Douglas Hutcheson, effective as of February 17, 2006.
10	.7(13)#	Form of Executive Vice President and Senior Vice President Amended and Restated Severance Benefits Agreement.
10	.8(5)#	Employment Offer Letter dated January 31, 2005, between Cricket Communications, Inc. and Albin F. Moschner.
10	.9(18)#	Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan.
10	.9.1(12)#	First Amendment to the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan.
10	.9.2(6)#	Second Amendment to the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan.
10	.9.3(16)#†	Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (February 2008 Vesting).
10	.9.4(16)#†	Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (Five-Year Vesting) entered into prior to October 26, 2005.

10	.9.5(17)#	Amendment No. 1 to Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (Five-Year Vesting) entered into prior to October 26, 2005.
10	.9.6(17)#†	Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (Five-Year Vesting) entered into on or after October 26, 2005.
10	.9.7(17)#†	Stock Option Grant Notice and Non-Qualified Stock Option Agreement, effective as of October 26, 2005, between Leap Wireless International, Inc. and Albin F. Moschner.
10	.9.8(19)#†	Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (Four-Year Time Based Vesting).
10	.9.9(16)#†	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (February 2008 Vesting).
10	.9.10(16)#†	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (Five-Year Vesting) entered into prior to October 26, 2005.
10	.9.11(17)#†	Amendment No. 1 to Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (Five-Year Vesting) entered into prior to October 26, 2005.
10	.9.12(12)#†	Restricted Stock Award Grant Notice and Restricted Stock Award Agreement, effective as of October 26 2005, between Leap Wireless International, Inc. and Albin F. Moschner.
10	.9.13(12)#†	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (Five-Year Vesting) entered into on or after October 26, 2005.
10	.9.14(19)#	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (Four-Year Time Based Vesting).
10	.9.15(18)#	Form of Deferred Stock Unit Award Grant Notice and Deferred Stock Unit Award Agreement.
10	.9.16(5)#	Form of Non-Employee Director Stock Option Grant Notice and Non-Qualified Stock Option Agreement.
10	.9.17(20)#	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (for Non-Employee Directors).
10	.10(13)#	Consulting Agreement — 2008, dated as of January 5, 2008, between Leap Wireless International, Inc. and Steven R. Martin.
10	.11(21)#	Leap Wireless International, Inc. Executive Incentive Bonus Plan.
10	.12(12)#	2007 Cricket Non-Sales Bonus Plan.
21	.1(13)	Subsidiaries of Leap Wireless International, Inc.
23	.1*	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm.
23	.2**	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24	.1**	Power of Attorney

*	Filed herewith.

**	Previously filed.

†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

#	Management contract or compensatory plan or arrangement in which one or more executive officers or directors participates.

(1)	Filed as an exhibit to Leap’s Current Report on Form 8-K\A, dated October 22, 2003, filed with the SEC on May 7, 2004, and incorporated herein by reference.

(2)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated July 30, 2003, filed with the SEC on August 11, 2003, and incorporated herein by reference.

(3)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated October 22, 2003, filed with the SEC on November 6, 2003, and incorporated herein by reference.

(4)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated August 16, 2004, filed with the SEC on August 20, 2004, and incorporated herein by reference.

(5)	Filed as an exhibit to Leap’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on May 16, 2005, and incorporated herein by reference.

(6)	Filed as an exhibit to Leap’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, filed with the SEC on August 9, 2007, and incorporated herein by reference.

(7)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated June 16, 2006, filed with the SEC on June 19, 2006, and incorporated herein by reference.

(8)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated March 15, 2007, filed with the SEC on March 21, 2007, and incorporated herein by reference.

(9)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated November 20, 2007, filed with the SEC on November 23, 2007, and incorporated herein by reference.

(10)	Filed as an exhibit to Leap’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006, filed with the SEC on November 9, 2006, and incorporated herein by reference.

(11)	Filed as an exhibit to Leap’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006, filed with the SEC on August 8, 2006, and incorporated herein by reference.

(12)	Filed as an exhibit to Leap’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, filed with the SEC on May 10, 2007, and incorporated herein by reference.

(13)	Filed as an exhibit to Leap’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on February 29, 2008, and incorporated herein by reference.

(14)	Filed as an exhibit to Leap’s Registration Statement on Form S-4 (File No. 333-149937), filed with the SEC on March 28, 2008, and incorporated herein by reference.

(15)	Filed as an exhibit to Leap’s Registration Statement on Form 10, as amended (File No. 0-29752), filed with the SEC on August 21, 1998 and incorporated herein by reference.

(16)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated June 17, 2005, filed with the SEC on June 23, 2005, and incorporated herein by reference.

(17)	Filed as an exhibit to Leap’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 27, 2006, and incorporated herein by reference.

(18)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated January 5, 2005, filed with the SEC on January 11, 2005, and incorporated herein by reference.

(19)	Filed as an exhibit to Leap’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on March 1, 2007, and incorporated herein by reference.

(20)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated May 18, 2006, filed with the SEC on June 6, 2006, and incorporated herein by reference.

(21)	Filed as Appendix B to Leap’s Definitive Proxy Statement filed with the SEC on April 6, 2007, and incorporated herein by reference.

(b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  Undertakings.

We hereby undertake:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.

Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

We hereby undertake that, for purposes of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, Leap Wireless International, Inc. has duly caused this Post Effective Amendment No. 3 to Registration Statement (File No. 333-126246) to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Diego, state of California, on March 28, 2008.

LEAP WIRELESS INTERNATIONAL, INC.

By:	/s/ S. Douglas Hutcheson
S. Douglas Hutcheson
Chief Executive Officer, President,
Acting Chief Financial Officer and Director

Pursuant to the requirements of the Securities Act, this Post Effective Amendment No. 3 to Registration Statement (File No. 333-126246) has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ S. Douglas Hutcheson S. Douglas Hutcheson		Chief Executive Officer, President, Acting Chief Financial Officer and Director (Principal Executive Officer and Principal Financial Officer)	March 28, 2008

/s/ Steven R. Martin Steven R. Martin		Acting Chief Accounting Officer (Principal Accounting Officer)	March 28, 2008

* John D. Harkey, Jr.		Director	March 28, 2008

* Robert V. LaPenta		Director	March 28, 2008

* Mark H. Rachesky, MD		Chairman of the Board	March 28, 2008

* Michael B. Targoff		Director	March 28, 2008

*By:	/s/ S. Douglas Hutcheson S. Douglas Hutcheson Attorney-in-Fact

INDEX TO EXHIBITS

2	.1(1)	Fifth Amended Joint Plan of Reorganization dated as of July 30, 2003, as modified to reflect all technical amendments subsequently approved by the Bankruptcy Court.
2	.2(2)	Disclosure Statement Accompanying Fifth Amended Joint Plan of Reorganization dated as of July 30, 2003.
2	.3(3)	Order Confirming Debtors’ Fifth Amended Joint Plan of Reorganization dated as of July 30, 2003.
3	.1(4)	Amended and Restated Certificate of Incorporation of Leap Wireless International, Inc.
3	.2(4)	Amended and Restated Bylaws of Leap Wireless International, Inc.
4	.1(5)	Form of Common Stock Certificate.
4	.2(4)	Registration Rights Agreement dated as of August 16, 2004, by and among Leap Wireless International Inc., MHR Institutional Partners II LP, MHR Institutional Partners IIA LP and Highland Capital Management, L.P.
4	.2.1**	Amendment No. 1 to Registration Rights Agreement dated as of June 7, 2005 by and among Leap Wireless International, Inc., MHR Institutional Partners II LP, MHR Institutional Partners IIA LP and Highland Capital Management, L.P.
5	.1**	Opinion of Latham & Watkins LLP.
10	.1(6)†	System Equipment Purchase Agreement, dated as of June 11, 2007, by and among Cricket Communications, Inc., Alaska Native Broadband 1 License LLC and Nortel Networks Inc.
10	.2(6)†	System Equipment Purchase Agreement, dated as of June 14, 2007, by and among Cricket Communications, Inc., Alaska Native Broadband 1 License LLC and Lucent Technologies, Inc.
10	.3(7)	Amended and Restated Credit Agreement, dated June 16, 2006, by and among Cricket Communications, Inc., Leap Wireless International, Inc., the lenders party thereto and Bank of America, N.A., as administrative agent and L C issuer.
10	.3.1(8)	Amendment No. 1 to Amended and Restated Credit Agreement, dated March 15, 2007, by and among Cricket Communications, Inc., Leap Wireless International, Inc., the lenders party thereto and Bank of America, N.A., as administrative agent.
10	.3.2(8)	Consent dated March 15, 2007 by Leap Wireless International, Inc. and the subsidiary guarantors party thereto.
10	.3.3(9)	Amendment No. 2 to Amended and Restated Credit Agreement, dated November 20, 2007, by and among Cricket Communications, Inc., Leap Wireless International, Inc., the lenders party thereto and Bank of America, N.A., as administrative agent.
10	.3.4(9)	Consent dated November 20, 2007 by Leap Wireless International, Inc. and the subsidiary guarantors party thereto.
10	.3.5(7)	Amended and Restated Security Agreement, dated June 16, 2006, made by Cricket Communications, Inc., Leap Wireless International, Inc., and the Subsidiary Guarantors to Bank of America, N.A., as collateral agent.
10	.3.6(10)	Letter Amendment to the Amended and Restated Security Agreement dated as of June 16, 2006 by and among Cricket Communications, Inc., Leap Wireless International, Inc. and Bank of America, N.A., as administrative agent, dated October 16, 2006.
10	.3.7(7)	Amended and Restated Parent Guaranty, dated June 16, 2006, made by Leap Wireless International, Inc. in favor of the secured parties under the Credit Agreement.
10	.3.8(7)	Amended and Restated Subsidiary Guaranty, dated June 16, 2006, made by the Subsidiary Guarantors of the secured parties under the Credit Agreement.
10	.4(11)	Credit Agreement, dated as of July 13, 2006, by and among Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC.
10	.4.1(10)	Amendment No. 1 to Credit Agreement by and among Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC, dated as of September 28, 2006, between Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC.
10	.4.2(12)	Amendment No. 2 to Credit Agreement by and among Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC, dated as of April 16, 2007, between Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC.
10	.4.3(13)	Letter of Credit and Reimbursement Agreement by and between Cricket Communications, Inc. and Denali Spectrum Operations, LLC, dated as of February 21, 2008.

10	.4.4(14)	Amendment No. 3 to Credit Agreement by and among Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC, dated as of March 6, 2008, between Cricket Communications, Inc., Denali Spectrum License, LLC and Denali Spectrum, LLC.
10	.5(15)#	Form of Indemnity Agreement to be entered into by and between Leap Wireless International, Inc. and its directors and officers.
10	.6(5)#†	Amended and Restated Executive Employment Agreement among Leap Wireless International, Inc., Cricket Communications, Inc., and S. Douglas Hutcheson, dated as of January 10, 2005.
10	.6.1(16)#	First Amendment to Amended and Restated Executive Employment Agreement among Leap Wireless International, Inc., Cricket Communications, Inc., and S. Douglas Hutcheson, effective as of June 17, 2005.
10	.6.2(17)#	Second Amendment to Amended and Restated Executive Employment Agreement among Leap Wireless International, Inc., Cricket Communications, Inc., and S. Douglas Hutcheson, effective as of February 17, 2006.
10	.7(13)#	Form of Executive Vice President and Senior Vice President Amended and Restated Severance Benefits Agreement.
10	.8(5)#	Employment Offer Letter dated January 31, 2005, between Cricket Communications, Inc. and Albin F. Moschner.
10	.9(18)#	Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan.
10	.9.1(12)#	First Amendment to the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan.
10	.9.2(6)#	Second Amendment to the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan.
10	.9.3(16)#†	Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (February 2008 Vesting).
10	.9.4(16)#†	Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (Five-Year Vesting) entered into prior to October 26, 2005.
10	.9.5(17)#	Amendment No. 1 to Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (Five-Year Vesting) entered into prior to October 26, 2005.
10	.9.6(17)#†	Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (Five-Year Vesting) entered into on or after October 26, 2005.
10	.9.7(17)#†	Stock Option Grant Notice and Non-Qualified Stock Option Agreement, effective as of October 26, 2005, between Leap Wireless International, Inc. and Albin F. Moschner.
10	.9.8(19)#†	Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (Four-Year Time Based Vesting).
10	.9.9(16)#†	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (February 2008 Vesting).
10	.9.10(16)#†	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (Five-Year Vesting) entered into prior to October 26, 2005.
10	.9.11(17)#†	Amendment No. 1 to Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (Five-Year Vesting) entered into prior to October 26, 2005.
10	.9.12(12)#†	Restricted Stock Award Grant Notice and Restricted Stock Award Agreement, effective as of October 26 2005, between Leap Wireless International, Inc. and Albin F. Moschner.
10	.9.13(12)#†	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (Five-Year Vesting) entered into on or after October 26, 2005.
10	.9.14(19)#	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (Four-Year Time Based Vesting).
10	.9.15(18)#	Form of Deferred Stock Unit Award Grant Notice and Deferred Stock Unit Award Agreement.
10	.9.16(5)#	Form of Non-Employee Director Stock Option Grant Notice and Non-Qualified Stock Option Agreement.
10	.9.17(20)#	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement (for Non-Employee Directors).

10	.10(13)#	Consulting Agreement — 2008, dated as of January 5, 2008, between Leap Wireless International, Inc. and Steven R. Martin.
10	.11(21)#	Leap Wireless International, Inc. Executive Incentive Bonus Plan.
10	.12(12)#	2007 Cricket Non-Sales Bonus Plan.
21	.1(13)	Subsidiaries of Leap Wireless International, Inc.
23	.1*	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm.
23	.2**	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24	.1**	Power of Attorney

*	Filed herewith.

**	Previously filed.

†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

#	Management contract or compensatory plan or arrangement in which one or more executive officers or directors participates.

(1)	Filed as an exhibit to Leap’s Current Report on Form 8-K\A, dated October 22, 2003, filed with the SEC on May 7, 2004, and incorporated herein by reference.

(2)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated July 30, 2003, filed with the SEC on August 11, 2003, and incorporated herein by reference.

(3)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated October 22, 2003, filed with the SEC on November 6, 2003, and incorporated herein by reference.

(4)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated August 16, 2004, filed with the SEC on August 20, 2004, and incorporated herein by reference.

(5)	Filed as an exhibit to Leap’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on May 16, 2005, and incorporated herein by reference.

(6)	Filed as an exhibit to Leap’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, filed with the SEC on August 9, 2007, and incorporated herein by reference.

(7)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated June 16, 2006, filed with the SEC on June 19, 2006, and incorporated herein by reference.

(8)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated March 15, 2007, filed with the SEC on March 21, 2007, and incorporated herein by reference.

(9)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated November 20, 2007, filed with the SEC on November 23, 2007, and incorporated herein by reference.

(10)	Filed as an exhibit to Leap’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006, filed with the SEC on November 9, 2006, and incorporated herein by reference.

(11)	Filed as an exhibit to Leap’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006, filed with the SEC on August 8, 2006, and incorporated herein by reference.

(12)	Filed as an exhibit to Leap’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, filed with the SEC on May 10, 2007, and incorporated herein by reference.

(13)	Filed as an exhibit to Leap’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on February 29, 2008, and incorporated herein by reference.

(14)	Filed as an exhibit to Leap’s Registration Statement on Form S-4 (File No. 333-149937), filed with the SEC on March 28, 2008, and incorporated herein by reference.

(15)	Filed as an exhibit to Leap’s Registration Statement on Form 10, as amended (File No. 0-29752), filed with the SEC on August 21, 1998 and incorporated herein by reference.

(16)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated June 17, 2005, filed with the SEC on June 23, 2005, and incorporated herein by reference.

(17)	Filed as an exhibit to Leap’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 27, 2006, and incorporated herein by reference.

(18)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated January 5, 2005, filed with the SEC on January 11, 2005, and incorporated herein by reference.

(19)	Filed as an exhibit to Leap’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on March 1, 2007, and incorporated herein by reference.

(20)	Filed as an exhibit to Leap’s Current Report on Form 8-K, dated May 18, 2006, filed with the SEC on June 6, 2006, and incorporated herein by reference.

(21)	Filed as Appendix B to Leap’s Definitive Proxy Statement filed with the SEC on April 6, 2007, and incorporated herein by reference.